MANUALLY EXECUTED

Date of this Preliminary Offering Circular: July 19, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13002868

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

GREEN POLKADOT BOX INCORPORATED
(Exact name of issuer as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

629 East Quality Drive, American Fork, Utah 84003
801-478-2500
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Christopher A. Wilson
9110 Irvine Center Drive
Irvine, California 92618
949-752-1100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

5400	52-2325923
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.



SEC MAIL PROCESSING
RECEIVED
JUL 23 2013
WASH. D.C.
193
SECTION

PART I - NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

Rod A. Smith, 629 East Quality Drive, American Fork, UT 84003

Andrew Smith, 629 East Quality Drive, American Fork, UT 84003

William Roberts, 629 East Quality Drive, American Fork, UT 84003

(b) the issuer's officers:

Rod A. Smith, President and CEO, Treasurer and CFO
629 East Quality Drive, American Fork, UT 84003

Andrew Smith, Secretary
629 East Quality Drive, American Fork, UT 84003

(c) the issuer's general partners: N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Rod A. Smith, 629 East Quality Drive, American Fork, UT 84003

Gary and Helen Smith, 5500 W. Sand Ridge Drive, St. George, UT 84737

Daniel and Jill Fugal, 1216 North 600 West, Pleasant Grove, UT 84062

Russ Karlen, 2251 North Rampart, #353, Las Vegas, NV 89128

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Rod A. Smith, 629 East Quality Drive, American Fork, UT 84003

Gary and Helen Smith, 5500 W. Sand Ridge Drive, St. George, UT 84737

Daniel and Jill Fugal, 1216 North 600 West, Pleasant Grove, UT 84062

Russ Karlen, 2251 North Rampart, #353, Las Vegas, NV 89128

William Roberts, 629 East Quality Drive, American Fork, UT 84003

Robert William Corl III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506

(f) promoters of the issuer:

Rod A. Smith, 629 East Quality Drive, American Fork, Utah 84003

(g) affiliates of the issuer:

Rod A. Smith, 629 East Quality Drive, American Fork, Utah 84003

(h) counsel to the issuer with respect to the proposed offering:

Christopher A. Wilson, Esq.
Wilson & Oskam
9110 Irvine Center Drive, Irvine, CA 92614

(i) each underwriter with respect to the proposed offering: N/A

(j) the underwriter's directors: N/A

(k) the underwriter's officers: N/A

(l) the underwriter's general partners: N/A

(m) counsel to the underwriter: N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

N/A

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

All 50 states, subject to approval from each state.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(a)(i) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Promissory Note dated May 25, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "May 2012 Note"). As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "May 2012 Warrant"). The May 2012 Note matured on November 24, 2012. On November 24, 2012, the Company and the lender entered into a Promissory Note Conversion Agreement (the "Conversion Agreement"), pursuant to which the lender agreed to convert the May 2012 Note and all accrued interest thereon into 117,778 shares of Common Stock of the Company (the "Conversion Shares").

(3) The Company received the $300,000 principal amount of the May 2012 Note. The basis for determining the interest rate, the conversion rate on the Conversion Shares, and the exercise price of the May 2012 Warrants was negotiations with the lender.

(4) The May 2012 Note, the May 2012 Warrants, and the Conversion Shares were issued to Robert William Corl III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506.

(a)(ii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Secured Promissory Note dated October 16, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "October 2012 Note"). The October 2012 Note matures on October 16, 2015. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 500,000 shares of Common Stock at a price of $3.00 per share, vested immediately, and an additional five-year Common Stock Purchase Warrant to purchase 150,000 shares of Common Stock at a price of $3.00, vesting at the rate of 50,000 warrants per year on the first, second, and third anniversary of the October 2012 Convertible Note (the "October 2012 Warrants").

(3) The Company received the $300,000 principal amount of the October 2012 Note. The basis for determining the interest rate, the conversion rate, and the exercise price of the October 2012 Warrants was negotiations with the lender.

(4) The October 2012 Note and the October 2012 Warrants were issued to William Roberts, 629 East Quality Drive, American Fork, UT 84003.

(a)(iii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Promissory Note dated November 29, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "November 2012 Note"). As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "November 2012 Warrant"). The November 2012 Note matured on June 30, 2013. On July 18, 2013, the lender agreed to extend the maturity date of the November 2012 Note and lend the Company an additional $300,000 in accordance with the terms of an Amended and Restated

Convertible Promissory Note dated July 18, 2013 (the "July 2013 Note") in the total principal amount of $600,000 (including the $300,000 principal amount advanced pursuant to the terms of the November 30, 2012 Note, which was extinguished, and an additional $300,000 advance on July 18, 2013), with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share. As additional consideration for the new loan and the extension of the maturity date on November 2012 Note, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "July 2013 Warrant")

(3) The Company received the $300,000 principal amount of the November 2012 Note and the additional $300,000 principal amount of the July 2013 Note. The basis for determining the interest rate, the conversion rate, and the exercise price of the November 2012 Warrants and the July 2013 Warrants was negotiations with the lender.

(4) The November 2012 Note, the November 2012 Warrants, the July 2013 Note, and the July 2013 Warrants were issued to Robert William Corl III, 640 Manhattan Rd., S.E., Grand Rapids, MI 49506.

(a)(iv) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Secured Promissory Note dated February 21, 2013 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "February 2013 Note"). The February 2013 Note matures on February 21, 2016. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 300,000 shares of Common Stock at a price of $3.00 per share, vested immediately (the "February 2013 Warrants").

(3) The Company received the $300,000 principal amount of the February 2013 Note. The basis for determining the interest rate, the conversion rate, and the exercise price of the February 2013 Warrants was negotiations with the lender.

(4) The February 2013 Note and the February 2013 Warrants were issued to William Roberts, 629 East Quality Drive, American Fork, UT 84003.

(a)(v) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: 46,668 shares of Common Stock, par value $.001 per share (the "March 2013 Shares").

(3) The Company received $140,000 for the March 2013 Shares ($3.00 per share). The basis for determining the price of the March 2013 Shares was negotiations with the buyers.

(4) The March 2013 Shares were issued to the following persons:

June Braunlich
Nancy and / or Victor Keller
Allan Siegel
Robert Vinciguerra

(a)(vi) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: On March 26, 2013, the Company began issuing 90-day convertible promissory notes (the "90-Day Notes"). The 90-Day Notes bear interest at the rate of 8% per annum, with principal and interest convertible into shares of Common Stock at the rate of $2.70 per share

(3) As of July 8, 2013, the Company had received $1,412,390.22,000 in principal amount for the 90-Day Notes. The basis for determining the interest rate and the conversion rate was determined by the Company's Board of Directors.

(4) The 90-Day Notes were issued to the following persons:

Betty Alexkais
Suzanne Altenburg
Valerie Bielmeier
Cynthia Bouie
Lorraine Boyden
Therese Cargill
Marilyn Chin
Thomas Collins
E.J. Corry
Beth Denton
James Dickie
Sarah DiPaolo
Debra and Larry Dolecheck
Charmalee Fisher
Mitchell A. Fleischer
Jeff Forte
Maria Franzese
Luis Frausto
Dave Galt
Gingle, LLC
Joseph Glussich
Elliott Haines III
Susan Hay
Berkley and Diane Hoffer
Sabra Ingeman
Mark Johnson
Michael Keller
Michael Kendall
KER Investments LLC
Tina Kotulski
John Licholat
Jeffrey Lowe
John A. Michaliski
John/Grace Mistretta
Hieu Nguyen
Jean Paterson
Christopher Peterson
James Pirisino
Professional Management, Ltd.
Timothy Ratcliff
Joel Risner
Angela Rodgers
Lisa Samaan
Wenona Scott
Constance Self
Stuart Smith
Thomas and Susan Smith
Mark Torre
Ron Tracy
Scott Troxell
Nicholas Vessio

Kirk White
Stephen Youngquist

(a)(vii) (1) Name of issuer: Green PolkaDot Box Incorporated

(2) Title and amount of securities issued: Convertible Secured Promissory Note dated April 5, 2013 in the principal amount of $50,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "April 2013 Note"). The April 2013 Note matures on April 21, 2016. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 50,000 shares of Common Stock at a price of $3.00 per share, vested immediately (the "April 2013 Warrants").

(3) The Company received the $50,000 principal amount of the April 2013 Note. The basis for determining the interest rate, the conversion rate, and the exercise price of the April 2013 Warrants was negotiations with the lender.

(4) The April 2013 Note and the April 2013 Warrants were issued to William Roberts, 629 East Quality Drive, American Fork, UT 84003.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Items 5(a)(ii), 5(a)(iv), and 5(a)(vii) above for the information relating to the issuance of securities to William Roberts, who became a member of the Board of Directors of the Company on October 22, 2012.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

For each of the above-described offerings the Company relied upon the exemption from securities registration afforded by Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act") and/or Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, many of whom were accredited investors, and transfer was restricted by the Company in accordance with the requirements of the Securities Act.

ITEM 6. Other Present or Proposed Offerings
State whether the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

N/A

Date of this Preliminary Offering Circular: July 19, 2013

PART II —OFFERING CIRCULAR

COVER PAGE

GREEN POLKADOT BOX INCORPORATED
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock, par value $.001

Maximum number of securities offered: 1,666,666 Shares of Common Stock

Minimum number of securities offered: 1,000 Shares of Common Stock

Price per security: $3.00 per share or conversion

Total proceeds: If maximum sold: $4,999,998 If minimum sold: $3,000

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what is the price to the public? Not applicable

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No

Is transfer of the securities restricted? [ ] Yes [x] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[x] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify)
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date

Date of this Preliminary Offering Circular: July 19, 2013

TABLE OF CONTENTS

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 31 pages.

Date of this Preliminary Offering Circular: July 19, 2013

THE COMPANY

1. Exact corporate name: Green PolkaDot Box Incorporated

   State and date of incorporation: Nevada; April 25, 2001

   Street address of principal office: 629 East Quality Drive, American Fork, UT 84003

   Company telephone number: (801) 478-2500

   Fiscal year: December 31st

   Person(s) to contact at Company with respect to offering: Rod A. Smith, President

RISK FACTORS

2. List in the order of importance the factors which the Company

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

We have a limited operating history and are subject to the risks encountered by early-stage companies.

We launched our online website ordering in December 2011. Because we have a limited operating history, our operating prospects should be considered in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. For GPDB, these risks include:

- risks that we may not have sufficient capital to achieve our growth strategy;
- risks that we may not develop our product and service offerings in a manner that enables us to be profitable and meet our customers' requirements;
- risks that our growth strategy may not be successful; and
- risks that fluctuations in our operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this Acknowledgement of Risk Factors (this "Acknowledgement"). If we do not successfully address these risks, our business would be significantly harmed.

We have a history of losses and can provide no assurance of our future operating results.

We have experienced net losses and negative cash flows from our operating activities since inception, and we expect such losses and negative cash flows to continue in the foreseeable future. For the year ended December 31, 2012, we experienced a net loss from operations of $(4,252,060) compared to a net loss from operations of $(2,233,089) for the year ended December 31, 2011. For the quarter ended March 31, 2013, we experienced a net loss from operations of $(612,654) compared to a net loss from operations of $(1,021,298) for the quarter ended March 31, 2012. For the year ended December 31, 2012, our net cash flow used in operating activities was $(2,658,590) and for the quarter ended March 31, 2013, our net cash flow used in operating activities was $(572,382).

We may never achieve profitability and our management expects to make significant future expenditures related to the development and expansion of our business. We also expect an increase in general and administrative expenses due to anticipated growth and expansion. There can be no assurance that we will be profitable in the future. If we are not profitable and cannot obtain sufficient capital, we may have to cease our operations, and we may not be profitable in the future.

We may need significant additional capital, which we may be unable to obtain.

We may need to obtain additional financing over time to fund operations. Management cannot predict the extent to which we will require additional financing, and can provide no assurance that additional financing will be available on favorable terms or at all times. The rights of the holders of any debt or equity that may be issued in the future could be senior to the rights of shareholders, and any future issuance of equity could result in the dilution of shareholders' proportionate equity interests in the Company. Failure to obtain financing or obtaining of financing on unattractive terms could have a material adverse effect on our business, prospects, results of operation and financial condition.

Our operations are sensitive to economic downturns.

The organic and natural products market is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer-purchasing habits.

Our business is a low margin business and our profit margins may decrease due to consolidation in the grocery industry.

The organic and natural foods products are generally characterized by relatively high volume of sales with relatively low profit margins. The continuing consolidation of retailers in the natural products industry and the growth of supernatural chains may reduce potential profit margins in the future as more customers qualify for greater volume discounts, and we experience pricing pressures from suppliers and retailers. To compensate for these lower gross margins, we must reduce expenses we incurs to service our customers. If we are unable to reduce our expenses our business, prospects, financial condition or results of operations could be adversely impacted.

Our business may be sensitive to inflationary and deflationary pressures.

Many of our sales are at prices that are based on our product cost plus a percentage markup. As a result, volatile food costs have a direct impact upon profitability. Prolonged periods of product cost inflation may have a negative impact on our profit margins and results of operations to the extent that we are unable to pass on all or a portion of such product cost increases to our customers. In addition, product cost inflation may negatively impact the consumer discretionary spending trends, which could adversely affect our sales. Conversely, because many of our sales are at prices that are based upon product cost plus a percentage markup, our profit levels may be negatively impacted during periods of product cost deflation even though our gross profit as a percentage of net sales may remain relatively constant. To compensate for lower gross margins, we, in turn, must reduce expenses that we incur to service our customers.

We have significant competition from a variety of sources.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Our competition comes from a variety of sources, including other distributors of organic and natural products as well as specialty grocery and mass-market grocery distributors and retailers. These competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry trends or changing market requirements. It is also possible that alliances among competitors may develop and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

We rely on third-party carriers as part of our inventory fulfillment and order delivery processing, and these third parties may fail to meet shipping schedules or requirements which could limit our ability to distribute our products, which could reduce our sales and our margins.

We cannot control all of the factors that might affect our timely and cost-effective procurement of products from our suppliers and delivery of our products to our customers. We rely on third-party carriers both for the delivery of inventory and for the shipment of our products to our customers. Consequently, we are subject to risks of these carriers, including increased fuel costs, security concerns, labor disputes, union organizing activity and inclement weather. Any disruption in the ability of these carriers to timely deliver inventory to us and products to our customers could damage our reputation and brand and result in customer dissatisfaction. This could, in turn, materially and adversely affect our business, prospects, financial condition and results of operations.

Disruption of our distribution network could adversely affect our business.

Damage or disruption to our distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes, the financial and/or operational instability of key suppliers, or other reasons could impair our ability to distribute our products. To the extent that we are unable, or it is not financially feasible, to mitigate the likelihood or potential impact of such events, or to manage effectively such events if they occur, there could be an adverse effect on our business, prospects financial condition or results of operations.

Actual or perceived food safety concerns may adversely affect sales.

There is increasing governmental scrutiny of and public awareness regarding food safety. The real or perceived sale of contaminated food products by us could result in government enforcement action, private litigation, product recalls and other liabilities, the settlement or outcome of which might have a material adverse effect on our operating results.

Unfavorable changes in governmental regulation could harm our business.

We are subject to various federal, state and local laws, regulations and administrative practices affecting our business, and we must comply with provisions regulating health and sanitation standards, food labeling, equal employment, minimum wages, and licensing for the sale of organic food and other organic products. Changes in existing laws or implementation of new laws, regulations and practices could have a significant impact on its business.

The USDA's Organic Rule facilitates interstate commerce and the marketing of organically produced food, and provides assurance to customers that such products meet consistent, uniform standards. Compliance with this rule could pose a significant burden on some of our suppliers, which may cause a disruption in some of our product offerings.

As the role and importance of online commerce has grown in the U.S., there have been continuing efforts to increase the legal and regulatory obligations and restrictions on companies conducting commerce through the Internet, primarily in the areas of taxation, consumer privacy, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services, which could increase the cost of conducting business over the Internet. In addition, consumer unwillingness or inability to use the Internet to conduct business, due to adverse regulation, security concerns, service interruptions or otherwise, could materially reduce our growth. Governmental laws and regulations, service interruptions or adverse attitudes about online commerce could increase the costs and liabilities associated with our online commerce activities, increase the price of our product to consumers, or reduce traffic to our website. Unfavorable resolution of these issues could have a material adverse effect on our business, prospects, financial condition or results of operations.

We cannot predict the nature of future laws, regulations, interpretations or applications, or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on our operating results.

In the future, we are expected to depend primarily upon search engines and other online sources to increase traffic to our website, and need to convert this traffic into customers in a cost-effective manner; our failure to do so could reduce sales.

In the future, our success is expected to depend on our ability to attract visitors to our website and convert them into customers in a cost-effective manner. We plan to utilize search engines and other online sources as a means to direct traffic to our website. Our website is expected in the future to be included in search results as a result of both paid search listings, where we may purchase specific search terms that result in the inclusion of our website in the search result, and algorithmic searches that depend upon the searchable content in our website. Search engines and other online sources revise their algorithms from time to time in an attempt to optimize their search results.

If one or more of the search engines or other online sources which we may use to direct traffic to our website were to modify its general methodology for how it displays its website, fewer visitors may visit our website, which could have a material adverse effect on our business and results of operations. Further, if any free search engine which we use to direct traffic to our website begins charging fees for listing or placement, or if one or more of the search engines or other online sources on which we may rely for purchased listings, modifies or terminates its relationship with us, the traffic to our website could decrease and our expenses could increase which could have a material adverse effect on our business, prospects, financial condition or results of operations.

Taxation risks could subject us to liability for past sales, increase costs and cause our future sales to decrease.

We do not collect sales or other taxes on shipments of most of our products into most states in the U.S. Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering initiatives that could limit or supersede the Supreme Court's position regarding sales and use taxes on Internet sales. If any of these initiatives were successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us, reduce our competitive advantage over traditional retailers and decrease future sales. One or more states may seek to impose sales or other tax collection obligations on out-of-jurisdiction eCommerce companies. Effective June 2008, New York imposed such a sales tax obligation requirement on online retailers that use New York residents to directly or indirectly refer potential customers, via a link on an Internet website or otherwise, to the online retailer. A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of products or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business, prospects, financial condition or results of operations.

Product liability claims could have an adverse effect on GPDB's business.

We face an inherent risk of exposure to product liability claims if the products we sell cause injury or illness. We may be subject to liability, which could be substantial, because of actual or alleged contamination in products we sell. We have liability insurance with respect to product liability claims. This insurance may not continue to be available at a reasonable cost or at all, and may not be adequate to cover product liability claims against us. If we or any of our suppliers do not have adequate insurance or contractual indemnification available, product liability claims and costs associated with product recalls, including a loss of business, could have a material adverse effect on our business, prospects, financial condition or results of operations.

We rely on the availability of third-party licenses.

Many of our products include software or other intellectual property licensed from third parties. It may be necessary in the future to renew licenses relating to various aspects of these products or to seek new licenses for existing or new products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in product releases until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and may have a material adverse effect on our business, prospects, results of operation, and financial condition.

If we are unable to effectively manage our growth plan, we could be unable to implement our business strategy.

Our growth plan requires significant management time and operational and financial resources. There is no assurance that we have the operational and financial resources to manage our growth. In addition, rapid growth in our headcount and operations may place a significant strain on management and administrative, operational and financial infrastructure. Failure to adequately manage growth could have a material adverse effect on our business, prospects, financial condition or results of operations.

Our management has significant voting power that limits the influence of other stockholders.

Our officers and directors control, either directly or indirectly, a substantial portion of our voting securities. Therefore, our management may significantly affect the outcome of all corporate actions and decisions for an indefinite period of time including election of directors, amendment of charter documents and approval of mergers and other significant corporate transactions.

We are dependent on the continued services and performance of our senior management, the loss of any of whom could adversely affect its business, operating results and financial condition.

Our future performance depends on the continued services and continuing contributions of our senior management to execute its business plan, and to identify and pursue new opportunities and product innovations. The loss of services of senior management, particularly Rod A. Smith, our founder and Chief Executive Officer could significantly delay or prevent the achievement of our strategic objectives. The loss of the services of senior management for any reason could adversely affect our business, prospects, financial condition and results of operations.

The Company does not file periodic reports with the Securities and Exchange Commission, so investors do not have access to the kinds of reports required of reporting companies under the Securities Exchange Act of 1934.

The Company does not file reports under the Securities Exchange Act of 1934, as amended, having terminated our filing obligation on August 3, 2012. Consequently, potential investors do not have access to the period disclosure of the information required to be reporting under federal securities laws.

There is no active, liquid trading market for the Company's Common Stock.

Our Common Stock trades on the OTC Pink market, an open marketplace that has no financial standards or reporting requirements. The stock of companies in the OTC Pink tier are not required to be registered with the Securities and Exchange Commission. Companies in this category are further categorized by the level and timeliness of information they provide to investors and may have current, limited or no public disclosure. There is no regular active trading market in the Company's Common Stock, and we cannot give an assurance that an active trading market will develop. If an active market for the Company's Common Stock develops, there is a significant risk that the Company's stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

- variations in our quarterly operating results;
- announcements that our revenue or income are below analysts' expectations;
- general economic slowdowns;
- sales of large blocks of the Company's Common Stock'
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and
- fluctuations in stock market prices and volumes, which are particularly common among highly volatile securities of early stage technology companies.

Our Common Stock is currently deemed a "penny stock," which makes it more difficult for our investors to sell their shares.

Our Common Stock is subject to the "penny stock" rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on The Nasdaq Stock Market or other national securities exchange and trades at less than $1.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

As an issuer of "penny stock," the protection provided by the federal securities laws relating to forward-looking statements does not apply to the Company.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files the periodic reports required under the federal securities laws, this safe harbor is not available to issuers of penny stocks. Furthermore, GPDB is no longer a reporting company. As a result, the Company will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by the Company contained a material misstatement of fact or was misleading in any material respect because of the Company's failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

The Company has not paid dividends in the past and does not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of the Company's Common Stock.

No cash dividends have been paid on the Company's Common Stock. We expect that any income received from operations will be devoted to our future operations and growth. The Company does not expect to pay cash dividends in the near future. Payment of dividends would depend upon our profitability at the time, cash available for those dividends, and other factors as the Company's board of directors may consider relevant. If the Company does not pay dividends, the Company's Common Stock may be less valuable because a return on an investor's investment will only occur if the Company's stock price appreciates.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Business Summary

The Company is the first online membership club for the purchase of non-GMO (Genetically Modified Organisms) natural and organic foods in the United States. It operates a website at www.greenpolkaddotbox.com which was launched in December 2011 and through which is offered a wide array of healthy, natural, organic and specialty foods, and other products at low membership prices.

Our mission is to provide a complete selection of nutrient-dense clean food and products to our members at the lowest possible price and to educate our members about the links between a nutrition-poor diet and chronic disease.

We buy the majority of our merchandise directly from manufacturers, producers, and farmers and route it to our warehouses with the aim of maximizing handling efficiencies and eliminating many of the costs associated with traditional multiple-step distribution channels. Such traditional steps include purchasing from distributors as opposed to manufacturers and the use of central receiving, storing, and distributing warehouses.

"Buying Collective"

Our business model is based on creating a powerful buying collective. A "buying collective" is a group of consumers with similar purchasing needs and requirements that uses the leverage of its group size to influence the quality and pricing of the products it seeks to purchase. We, representing our "buying collective" members, carefully select vendors of a wide variety of fresh and packaged foods and products, and establish extensive relationships with those vendors with the goal of providing access to quality and trusted brands at bargain prices.

Health-Conscious Products

We are dedicated to offering products to our members that are clean and safe. We not only use our collective bargaining power to be selective in the products we offer but use such influence to insist to our vendors that we are purchasing "clean food." "Clean food" means certified organic foods of all varieties that are third party-verified to be free of genetically modified organisms ("GMO"). We aim to protect our consumers by insisting that food production is designed to exclude derivatives from GMO food crops and from dairy products injected with genetically modified growth hormone. In addition, we seek to exclude meat from animals fed from GMO feed. Our "buying collective" will only partner with vendors who provide certified organic animal proteins or 100% wild caught or grass fed animals.

We endeavor, when possible, to work exclusively with manufacturers and growers that produce certified organic foods. Our objective pertaining to clean organic food is not only intended to protect consumers but to provide a large customer base and reward those providers that offer "clean food." By incentivizing providers to produce "clean food," we support and protect the labor and economic investment of providers who produce "organic" and "clean food."

Membership

Our commitment to providing "clean food" to our members is a quality that is intended to captures the purchasing loyalty of health-minded consumers across the country. As of March 31, 2013, GPDB has over 20,000 members, of which approximately 11,000 have placed at least one order. Our membership continues to grow through our marketing efforts and member referral programs. In order to create awareness of our operations, we have partnered with numerous national organizations whose members in aggregate represent large numbers of health-conscious people that would benefit from joining our buying collective. In addition, we offer an incentive program that rewards current member for referring new members to the buying collective. Our rewards program, called "PolkaDot Rewards," enables members to earn points on purchases of members they refer, which points can be used to reduce or even eliminate the cost of products they purchase.

Currently, we offer two levels of membership. The "Club Membership" is the lowest cost membership which allows members access to shop our products and use the tools provided on our website, including "LEARN Center," which provides educational materials on principles and practices that help promote wellness. The "Rewards Membership" also provides a low annual-fee membership with the added benefit of purchase discounts and rewards incentives for referring new members.

"Living Produce"

In addition to our extensive packaged food product offerings, on April 22nd 2013, we entered into a contract with Future Growing to develop one of America's first large-scale "living produce" farms using vertical towers and aeroponic growing technologies. Our intention is to expanded the benefits of the buying collective by offering the "Living Produce" program to our members, giving them the ability to purchase fresh produce—that is superior to organically grown produce--at wholesale prices. To this end, we are developing a Living Produce growing center in Spring City, Utah. Similar to the packaged food business segment, we intend to use the leverage of our buying collective to provide high quality Living Produce at a discounted price. In anticipation of the "Living Produce" launch, we have developed an innovative system for shipping packaged goods and fresh-harvested, Living Produce in a specially packed refrigerated box.

This facility, once constructed and operating, will allow the Company to grow approximately 60,000 plants per month of various popular varieties, including leafy green vegetables, tomatoes and numerous others that are commonly used by our customers. The first phase of this development will serve approximately 1,600 Utah members, with estimated profits derived from this operation projected to be $60,000 per month.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Member Services Center

Our Legendary Member Services staff, currently consisting of 12 full and part-time employees, is trained and dedicated to providing high levels of service with the aim of developing a stronger sense of loyalty in the membership base. Our staff is also dedicated to researching the best prices available to consumers. When the member services staff is not providing service to our members they are tracking the highs and lows of market prices for the products we carry so that we can ensure that we provide lower prices. Furthermore, we employ a full-time staff member dedicated to thoroughly vetting products offered or to be offered to our members by scrutinizing the dietary contents and ingredients of the products, as well as seeking verification of ingredient content.

Supplier Relationships

We have direct purchase agreements with hundreds of manufacturers of organic and natural foods and products. Direct purchasing agreements allow us to cut out certain costs that are embedded in the traditional supply chain. Typically, a retailer purchases its inventory through a wholesaler. The wholesaler purchases the products from a distributor, which distributor purchases the products directly from the manufacturer. The traditional model requires the consumer to bear the burden of multiple mark-ups. Our model seeks to change these inefficiencies by cutting out the middle-men in the traditional distribution channel.

Because of high sales volume and rapid inventory turnover, we generally sell inventory before we are required to pay many of our suppliers, even though we take advantage of early payment discounts when available. To the extent that sales increase and inventory turnover becomes more rapid, a greater percentage of inventory is expected to be financed through payment terms provided by suppliers rather than by working capital.

Advanced Logistics

We currently own approximately $500,000 in paid inventory, which is held in our approximate 17,000 square foot warehouse located in Spanish Fork, Utah. This inventory is managed by an advanced warehouse management and delivery system that capitalizes on efficiencies of the Internet and a state - of - the - art online ordering system.

Our website orders come through an e-commerce platform called Magento Enterprise (v. 1.11). The order is transferred in real time to our warehouse management system called WISE, provided by Royal 4 Systems, Inc. We run a batch picking methodology in the warehouse. As the orders come into WISE, they are batched to picking carts. The batches of orders are sorted by pick location. All orders are picked and placed on the cart. The cart is sectioned off with each order having its own section. Once the orders have been picked, the cart is taken over to a verification station. The operator of the station scans the order number into WISE and starts the verification process. Each item in the warehouse has a scan-able UPC code. The operator scans each item associated with each order. If the item does not belong in the order, an error comes up and the operator is alerted. Once all items have been successfully scanned and verified, the order is transferred over to a pack-out station. All of the items for that order are wrapped, boxed, void-filled and processed through our shipping software, which shipping and software is provided by FedEx. Once the order is shipped, the tracking information from FedEx is fed back to WISE and the shipment is completed. WISE then transfers the tracking information back to Magento and Magento sends out a shipping email to the customer with the tracking number and other information.

Website and Consumer Tools

Our website, www.greenpolkadotbox.com, offers an expansive selection of fresh and packaged food and other products geared towards health-conscious customers. Because we have leveraged relationships with vendors, we are able to provide our members with a wide variety of products in a single purchasing platform. Furthermore, our website provides members with time-saving tools which use advanced software that enables consumers to sort through large inventory and customize their selections based upon their dietary needs, brand preferences and product type. Our website also boasts volumes of educational content that allows members to understand the impact of food on their bodies and the benefits they will get from the healthy food available on our website.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Competition

The organic and natural food and products industry is highly competitive. Consumers have many choices in the club or membership retailer industry. Our largest competition comes from membership warehouses or other buying collectives such as Costco, Walmart's Sam's Club and BJ's. We also compete with smaller regional and local retailers of organic, natural, gourmet and other specialty foods that focus on health-conscious consumers such as The Good Earth, Whole Foods and Trader Joe's. Other competitive forces include conventional retail grocery stores.

We believe that our mission to provide low-cost products within a specific food category, natural and organic, gives us a competitive advantage over membership warehouses that do not have the variety, selection and exclusivity that targets health-conscious consumers. We carefully research the current market prices of well-known retail merchants, including online stores, for all the products in our membership offering and then price those products at an average of 10%-15% below the lowest competitive prices found. We believe that competitive pricing will generate greater member loyalty which in turn will increase the membership base and product turnover.

We believe that we have a substantial competitive advantage over competitors who wish to enter the buying collective and/or health-conscious product market. We believe that it could take approximately 18 to 24 months for a competitor to launch a similar website. The primary reason for such a barrier to entry is that a potential competitor would have to invest a great deal of time to develop: (i) sales channel alliances; (ii) buying agreements with nationally recognized food manufacturers and farmers; (iii) distribution and fulfillment facilities; and (iv) efficient logistics systems. However, if a competitor could survive the time investment, we believe we could benefit because the emergence of other websites in our space would serve to validate the business category.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales.

Describe any major existing sales contracts.

Sales and Marketing

To date substantially all sales and marketing have been through marketing agreements with national organizations such as the Organic Consumers Association, the Hippocrates Health Institute, the Natural Solutions Foundation, Citizens for Health, the National Health and Wellness Club, Natural News and Mission Possible many of which were formed specifically to raise awareness and to create a coalition of people that are interested in healthy lifestyles and dietary consciousness.

In addition, we offer an incentive program that rewards current member for referring new members to the buying collective. Our rewards program, called "PolkaDot Rewards," enables members to earn points on purchases of members they refer, which points can be used to reduce or even eliminate the cost of products they purchase.

We intend to broaden the scope of our marketing campaigns by utilizing search engine optimization, direct response advertising, and social media.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date. Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company fills orders from its customers as they are received, so there is no material backlog. The average order is $125. The Company's business is neither seasonal nor cyclical.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

As of March 31, 2013, we had 34 employees, 16 of whom are full time.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Principal Executive Offices

Our principal executive offices are located at 629 East Quality Drive, American Fork, Utah 84003 and consist of 4,500 square feet of leased general office space, which is leased on a month-to-month basis for a base rent of $4,090 per month.

Warehouse

We lease an approximate 17,000 square foot warehouse located at 6000 East Highway 6, Spanish Fork, Utah 84660, which is leased on a month-to-month tenancy for a base rent of $8,700 per month.

New Facilities Planned

With a portion of the proceeds from this offering, we plan to acquire an existing 40,000 square foot facility in Mt. Pleasant, Utah in September 2013 that is a combination of warehouse and office space to allow us to consolidate our offices and distribution center into a single location with larger capacity for operations. The cost of the acquisition and planning building improvements, including additional operating equipment, is approximately $1.4 million. While increasing our capacity for stocking inventory and increasing order fulfillment to handle future growth, this property acquisition will also reduce our current overhead by approximately $25,000 per month and facilitate greater effectiveness in administration and operations.

We also plan to invest approximately $1,000,000 of the proceeds from this offering in the establishment of new "Living Produce" operation at designated site in southeast of Spring City, Utah, which would be approximately 10 miles from the new facility in Mt. Pleasant, Utah, in September 2013. This initial outlay will be expended for the infrastructure of a planned produce growing facility. The amount allocated from the offering proceeds will pay for land costs, utilities installation, a refrigerated produce processing and packing area, parking and loading docks, greenhouses to accommodate approximately 1,366 vertical growing towers, and related systems. This facility, once constructed, will allow the Company to grow approximately 60,000 plants per month of various popular varieties, including leafy green vegetables, tomatoes, and numerous other vegetables that are commonly used by our members.

It is also our intention to lease and develop a second 20,000 square foot distribution center with frozen and refrigerated storage facilities, likely in Knoxville, Tennessee, by November 2013. The estimated cost for equipment and leasehold improvements is $400,000. We also anticipate spending approximately $700,000 in product inventory for this facility. This facility will enable us to increase the speed of delivery to members living in the Midwest and eastern U.S. and cut costs for shipping goods to the East from our current Utah facility by about 65%. We anticipate this will result in savings from shipping of approximately $30,000 per month at current membership levels and will and increase member satisfaction because of increased speed of delivery.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Intellectual Property

We have submitted two trademark applications intended to protect our name and logo. We license software used in our warehouse facility under non-exclusive license agreements that are generally non-transferable and have a perpetual term. When necessary, we endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of any proprietary information and processes.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Government Regulations

Our warehouse operations and the products that we sell in the United States are subject to regulation by state and local health departments, the USDA and the United States Food and Drug Administration, which generally impose standards for product quality and sanitation and are responsible for the administration of bioterrorism legislation. Our warehouse has not yet been subject to an inspection but we anticipate that such an inspection will occur once annually by state or federal authorities.

We believe that we are in material compliance with all federal, provincial, state and local laws applicable to our operations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

None

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Note: **After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.**

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Implementation of marketing plan	Spending $500,000 on marketing plan to attract 10,000 additional members through media campaign including public relations, advertising, direct mail, improved Web site, beta-tested "member builder" program, new search optimization platform, and use of social media	Four months
(2)	Acquisition of Mt. Pleasant, UT office and warehouse facility	Purchase of and improvement of existing building to consolidate management offices and distribution facility	
(3)	Development of Living Produce Center in Spring City, UT	Purchase of land and construction of green houses,	
(4)	Development of Knoxville, TN distribution facility	Lease, equip, and stock distribution facility to serve the eastern U.S.	
(5)	Hiring additional executive	Hire full-time controller, director of operations and additional distribution operations management	

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs.

Delays in achieved the milestone events listed above will delay the realization of the anticipated cost savings from the consolidation of offices and distribution in Mt. Pleasant and the distribution point for the eastern U.S. in Knoxville; the realization of increased revenue from the increased membership base from the marketing campaign and from sales from the Living Produce Center; and the improvement of the Company's operations with an expanded full-time management staff.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Net loss for the year ended December 31, 2012: $(6,141,573)

Net loss per share for the year ended December 31, 2012: $(0.67) per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Not applicable.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

Net negative tangible book value at December 31, 2012: $(3,868,067)
Net negative tangible book value per share at December 31, 2012: $(0.42) per share

Net negative tangible book value at March 31, 2013: $(7,719,679)
Net negative tangible book value per share at March 31, 2013: $(0.72) per share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

(i) The Company issued a Convertible Promissory Note on May 25, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "May 2012 Note"). As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately. The May 2012 Note matured on November 24, 2012. On November 24, 2012, the Company and the lender entered into a Promissory Note Conversion Agreement, pursuant to which the lender agreed to convert the May 2012 Note and all accrued interest thereon into 117,778 shares of Common Stock of the Company at the conversion rate of $2.70 per share as provided for in the May 2012 Note. The lender was an accredited investor who is not an affiliate of the Company.

(ii) The Company issued a Convertible Secured Promissory Note on October 16, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "October 2012 Note"). The October 2012 Note matures on October 16, 2015. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 500,000 shares of Common Stock at a price of $3.00 per share, vested immediately, and an additional five-year Common Stock Purchase Warrant to purchase 150,000 shares of Common Stock at a price of $3.00, vesting at the rate of 50,000 warrants per year on the first, second, and third anniversary of the October 2012 Convertible Note. The lender was William Roberts, an accredited investor and member of the Company's Board of Directors. See "Directors of the Company – Item 34" below for more information on Mr. Roberts.

(iii) The Company issued a Convertible Promissory Note on November 29, 2012 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "November 2012 Note"). As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "November 2012 Warrant"). The November 2012 Note matured on June 30, 2013. On July 18, 2013, the Company and the lender agreed to extend the maturity date of the November 2012 Note and to an additional $300,000 loan in accordance with the terms of an Amended and Restated Convertible Promissory Note (the "July 2013 Note") to included the amounts due under the November 2012 Note and the additional $300,000 loan. The July 2013 Note, in the principal amount of $600,000, bears interest at the rate of 12% from dates of the advances of the two $300,000 amounts and matures on December 31, 2013. As additional consideration for the loan, the Company issued a five-year Common Stock Purchase Warrant enabling the lender to purchase 111,111 shares of Common Stock at a price of $4.05 per share, vested immediately (the "July 2013 Warrant"). The November 2012 Note, the July 2013 Note, the November 2012 Warrants, and the July 2013 Warrants were issued to the same lender who was issued the May 2012 Note referred to in Item 7(b)(i) above, an accredited investor who is not an affiliate of the Company.

(iv) The Company issued a Convertible Secured Promissory Note on February 21, 2013 in the principal amount of $300,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "February 2013 Note"). The February 2013 Note matures on February 21, 2016. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 300,000 shares of Common Stock at a price of $3.00 per share, vested immediately. The lender was William Roberts, an accredited investor and member of the Company's Board of Directors. See "Directors of the Company – Item 34" below for more information on Mr. Roberts.

(v) The Company sold 23,334 shares of its Common Stock, par value to two stockholders who are accredited investors and not affiliates of the Company in February 2012 at the rate of $3.00 per share for total consideration of $70,000.

(vi) On March 26, 2013, the Company began issuing 90-day convertible promissory notes (the "90-Day Notes") to investors who are not affiliates of the Company. The 90-Day Notes bear interest at the rate of 8% per annum, with principal and interest convertible into shares of Common Stock at the rate of $2.70 per share. Through July 15, 2013, the Company had issued a total of $1,362,438 in 90-Day Notes to 54 persons, none of whom is an affiliate of the Company.

(vii) The Company issued a Convertible Secured Promissory Note on April 5, 2013 in the principal amount of $50,000, with interest due at the rate of 12% per annum and with principal and interest convertible into shares of Common Stock of the Company at the rate of $2.70 per share (the "April 2013 Note"). The April 2013 Note matures on April 21, 2016. As additional consideration for the loan, the Company issued a three-year Common Stock Purchase Warrant enabling the lender to purchase 50,000 shares of Common Stock at a price of $3.00 per share, vested immediately. The lender was William Roberts, an accredited investor and member of the Company's Board of Directors. See "Directors of the Company – Item 34" below for more information on Mr. Roberts.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Items 5(a)(ii), 5(a)(iv), and 5(a)(vii) above for the information relating to the issuance of securities to

William Roberts, who became a member of the Board of Directors of the Company on October 22, 2012.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

For each of the above-described offerings the Company relied upon the exemption from securities registration afforded by Rule 506 of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act") and/or Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, many of whom were accredited investors, and transfer was restricted by the Company in accordance with the requirements of the Securities Act.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 8.9%*

*Assumes (i) the exercise of 2,365,559 warrants to purchase Common Stock at exercise prices ranging from $3.00 to $4.05 per share, (ii) exercise of 1,241,503 non-statutory stock options at prices ranging from $.03 to $3.00 per share, (iii) the exercise of 1,325,607 incentive stock options at $.67 per share, (v) the conversion of $1,950,000 principal amount of debt from two lenders into 722,222 shares at conversion rates of $2.70 per share, and (v) the conversion of $1,362,438 principal amount of 90-Day Notes into 504,607 shares at conversion rates of $2.70 per share.

If the minimum is sold: Not applicable since there is no minimum offering amount.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $56,303,052 *

If the minimum is sold: $51,306,054 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: $3,312,438 in principal amount of outstanding convertible debt. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $9,739,257.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %		If Maximum Sold Amount %	
Total Proceeds	$	-0-	$	4,999,998
Less: Offering Expenses				
Commissions & Finders Fees	$	-0-	$	-0-
Legal & Accounting	$	-0-	$	20,000
Copying & Advertising	$	-0-	$	19,998
Other	$	-0-	$	-0-
Net Proceeds from Offering	$	-0-	$	4,960,000
Use of Net Proceeds				
Acquisition of Mt. Pleasant Property	$	-0-	$	1,496,000
Development of Living Produce Center	$	-0-	$	1,000,000
Development of Knoxville, TN Distribution Center	$	-0-	$	1,000,000
Sales and Marketing	$	-0-	$	500,000
General and Administrative Expenses	$	-0-	$	1,000,000
Total Use of Net Proceeds	$	-0-	$	4,960,000

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not applicable

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not applicable

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Description	Amount
Building (office and warehouse) in Mt. Pleasant, UT (land and building, improvements, equipment)	$ 1,496,000

Living Produce Center in Spring City, UT (land and building, equipment, greenhouses)	$ 1,000,000
Knoxville, TN Distribution Center (leased facility, equipment, inventory)	$ 1,000,000

All of the above will be acquired from unrelated third parties.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The management of the Company believes that the proceeds from this offering, together with cash flow from operations, will be sufficient to operate the Company at currently planned levels of operation.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	March 31, 2013	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 8%)	$ 1,521,885	$ 1,521,885	$ 1,521,885
Long-term debt (average interest rate 12%)	$ 71,444	$ 71,444	$ 71,444
Stockholders equity (deficit)			
Preferred stock	$ -0-	$ -0-	$ -0-
Common stock	$ 10,935	$ 10,935	$ 15,935
Additional paid in capital	$ 7,570,194	$ 7,570,194	$ 12,530,194
Retained earnings (deficit)			
Total stockholders equity (deficit)	$ (7,719,679)	$ (7,719,679)	$ (2,759,679)
Total capitalization	$ 1,932,665	$ 1,932,665	$ 6,892,665

Number of preferred shares authorized to be outstanding: -0-

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $.001

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________
[ ] Other: ____________

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights
[ ]	[x]	Preemptive rights to purchase in new issues of shares
[ ]	[x]	Preference as to dividends or interest
[ ]	[x]	Preference upon liquidation
[ ]	[x]	Other special rights of preferences (specify): ____________

Explain:

16. Are the securities convertible? [ ] Yes [x] No

If so, state conversion price or formula: Not applicable

Date when conversion becomes effective: Not applicable

Date when conversion expires: Not applicable

17. (a) If securities are notes or other types of debt securities:

Not applicable

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable

18. If securities are Preference or Preferred stock: Not applicable

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: None

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $(7,719,679) at March 31, 2013

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Not applicable

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities

laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not applicable

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

None

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Rod A. Smith, President
Address:	629 East Quality Drive, American Fork, Utah 84003
Telephone Number:	(801) 478-2500, extension 1001

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

None

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [x] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not applicable

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The resale restrictions on presently outstanding shares are limited to those imposed by U.S. federal securities laws, including the Securities Act of 1933 and Rule 144 promulgated thereunder.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President and Chief Executive Officer

Name: Rod A. Smith Age:
Office Street Address: 629 East Quality Drive, American Fork, Utah 84003
Telephone Number: (801) 478-2500, extension 1001

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Smith founded the Company in January 2008 and has served as its Chief Executive Officer since that time. As the Chief Executive Officer for the Company, Mr. Smith has provided the leadership skills to provide the necessary funding and for the financial requirements of a start up business. Mr. Smith is adept at driving growth of company revenues and improving team performance. Mr. Smith is tenacious in building new business, securing customer loyalty, and forging strong relationships with vendors and external business partners. Mr. Smith is an exceptional mentor and coach with the leadership skills necessary to grow a large-scale team. Mr. Smith was the founder and President of InContact, a public company whose stock is listed on FINRA (symbol: "SAAS"), which was formerly called Buyers United and buyersonline, one of the first companies in the world to establish an online billing user interface, which offered a variety of voice and data services while establishing one of the nation's largest independent agency networks.

Education (degrees, schools, and dates): Mr. Smith attended classes at the University of Southern California and Brigham Young University, but did not receive a degree.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

30. Chief Operating Officer: Title: President and Chief Executive Officer

Name: Rod A. Smith Age:
Office Street Address: 629 East Quality Drive, American Fork, Utah 84003
Telephone Number: (801) 478-2500, extension 1001

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: See Item 29 above.

Education (degrees, schools, and dates): See Item 29 above.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

31. Chief Financial Officer: Title: President and Chief Executive Officer

Name: Rod A. Smith Age:
Office Street Address: 629 East Quality Drive, American Fork, Utah 84003
Telephone Number: (801) 478-2500, extension 1001

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: See Item 29 above.

Education (degrees, schools, and dates): See Item 29 above.

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full time

32. Other Key Personnel: None

DIRECTORS OF THE COMPANY

33. Number of Directors: three

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Not applicable

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Andrew Smith Age: 61

Office Street Address: 498 West 8360 South, Sandy, Utah 84070
Telephone Number: (801) 718-1509

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Smith has been the chief financial officer of Kairos Autontomi, Inc., a Utah engineering and manufacturing company, since 2011. From 2008 to 2010 he was the chief financial officer of The Green Polka Dot Box, LLC. He worked in public accounting as an auditor and business consultant for 11 years. He has been a controller, business manager and financial officer for 23 years in several startup and early stage growth companies. He has 34 years of valuable experience in leadership and management of financial accounting functions, corporate finance and human resources. His work experience includes manufacturing, construction, property management, distribution and personal services industries.

Education (degrees, schools, and dates): Mr. Smith received his B.S. Degree in Accounting at the University to Utah in 1978, and his CPA certificate in 1979.

(B) Name: William Roberts Age: 63

Office Street Address: 5260 Western Avenue, Chevy Chase, MD 20815
Telephone Number: (301) 986-3305

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities: Mr. Roberts has been the President and Chief Operating Officer of Geico Insurance since July 1, 2013. Prior to his appointment as President and Chief Operating Officer, Mr. Roberts was Executive Vice President of Geico Insurance with responsibility for marketing, information technology, and other corporate activities. He has served in a number of other leadership positions at Geico including as a Senior Vice President with responsibility for marketing, underwriting and pricing; V.P. of Marketing; and as Assistant VP of Underwriting, Sales, and Service in Geico's Southeast Region. Mr. Roberts joined Geico in 1984.

Education (degrees, schools, and dates): Mr. Roberts earned a B.A. from the State University of New York at Oswego in 1972 and an M.A. (1975) and Ph.D. (1979) in sociology from Temple University in Philadelphia, Pennsylvania.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [x] No

Explain: The Company's business model is a unique business, conceived and developed by Rod A. Smith.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable

Note: **After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Common Stock		Average Price Per Share	No. of Shares Now Held	No. of Shares After Offering if All Securities Sold	% of Total
Name:	Rod A. Smith		3,326.015	3,326.015	26.4% **
Office Address:	629 East Quality Drive American Fork, UT 84003	$0.67	463,750 *	463,750 *	3.6% ***
Telephone Number:	(801) 478-2500				
Principal Occupation:	President of the Company				

* Represents shares issuable upon exercise of incentive stock options, of which 231,875 options are vested as of June 30, 2013.

** This percentage is calculated based on the number of shares outstanding plus the 1,666,666 shares offered hereby.

*** This percentage is calculated based on the number of shares outstanding, plus the shares issuable upon exercise of the options, plus the 1,666,666 shares offered hereby.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Rod A. Smith, the President of the Company, is the son of Gary and Helen Smith, principal stockholders.

Rod A. Smith and Andrew Smith are not related.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has borrowed at total of

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Rod A. Smith, President	$ 216,000	$ -0-
Total:	$ 216,000	$ -0-
Directors as a group (number of persons: 3)	$ 216,000	$ -0-

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

(c) If any employment agreements exist or are contemplated, describe:

The Company has no employment contracts and none is contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 6,159,498 shares (32.8% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

The Company's shareholders approved the Company's 2012 Stock Option Plan that gave the authority to the Board of Directors to grant incentive stock options and non-statutory stock options.

At March 31, 2013, there were incentive stock options granted to employees of the Company to purchase 1,325,607 shares at an exercise price of $.67 per share, of which 649,489 are vested with the remaining options vesting during 2013 through 2015. The incentive stock options are exercisable for a period of five years from the date such options vest.

At March 31, 2013, there were non-statutory options granted to key consultants to the Company to purchase 1,241,503 shares at exercise prices ranging from $.03 per share to $3.00 per share, of which 812,418 options were vested with the remaining options vesting during 2013 and 2014. The non-statutory options are exercisable for a period of five years from the date such options vest.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 12,432,890 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance.

Not applicable

Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor. Name of Tax Advisor:

Not applicable

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Not applicable

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Index to Audited Financial Statements

Consolidated Financial Statements as of December 31, 2012:

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Green Polka DotBox Incorporated

We have audited the accompanying consolidated balance sheets of Green PolkaDot Box Incorporated (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' (deficit) and cash flows for the years ended December 31, 2012 and 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required, and we were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Green PolkaDot Box Incorporated as of December 31, 2012 and 2011, and the results of its consolidated statements of operations, changes in stockholders' (deficit), and cash flows for the years ended December 31, 2012 and 2011 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is in process of executing its business plan and expansion. The Company has just started generating revenue; however, it has been successful in raising funds from private investors. The lack of profitable operations and the need to continue to raise funds raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/KBL, LLP
New York, NY
April 10, 2013

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash	$ 149,027	$ 391,437
Accounts receivable	75,191	-
Inventory	420,327	521,609
Prepaid assets	10,941	-
Security deposits	10,994	10,994
Total current assets	666,480	924,040
Fixed assets, net	381,954	346,681
Deferred costs, net	805,139	493,023
Total assets	$ 1,853,573	$ 1,763,744
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable and accrued expenses	$ 971,829	$ 301,830
Convertible notes payable, net of discount of $347,766 and $222,221 at December 31, 2012 and 2012, respectively	1,252,234	177,778
Loan payable-other	71,444	50,000
Reward point liability	285,735	493,023
Deferred revenue-founding trust members	1,470,034	1,626,910
Deferred revenue - annual and club membership	187,634	28,554
Derivative liability	1,301,119	-
Current portion of obligation under capital lease	52,219	3,745
Total current liabilities	5,592,248	2,681,840
Obligation under capital lease, net of current portion	129,362	16,908
Total long-term liabilities	129,362	16,908
Total liabilities	5,721,610	2,698,748
Stockholders' deficit:		
Common stock; ($.001 par value) 100,000,000 shares authorized, 10,769,705 shares issued and outstanding at December 31, 2012	10,770	-
Additional paid in capital	7,066,147	-
Members' equity	-	3,868,377
Accumulated deficit	(10,944,954)	(4,803,381)
Total stockholders' deficit	(3,868,037)	(935,004)
Total liabilities and stockholders' deficit	$ 1,853,573	$ 1,763,744

The accompanying notes are an integral part of these consolidated financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
CONSOLIDATED STATEMENT OF OPERATIONS

	For the years ended	
	December 31, 2012	December 31, 2011
SALES		
Merchandise sales, net of discounts	$ 1,264,872	$ 29,622
Membership revenue, annual and club	166,380	3,921
Membership revenues, founders trust	710,975	43,965
Other	15,310	6,374
TOTAL SALES	2,157,537	83,882
COST OF SALES	2,226,390	148,958
GROSS LOSS	(68,853)	(65,076)
OPERATING EXPENSES		
Wages and professional fees	2,026,348	358,691
Development costs	500	342,345
Noncash compensation and services	967,971	969,612
Advertising, promotion and marketing costs	61,402	78,888
Warehouse expenses and supplies	411,427	124,720
Rent expenses	61,251	87,331
Depreciation and amortization	97,811	55,812
General and administrative	556,497	150,614
Total Operating Expenses	4,183,207	2,168,013
LOSS FROM OPERATIONS	(4,252,060)	(2,233,089)
OTHER INCOME (EXPENSE)		
Interest income (expense)	(508,379)	(47,107)
Loss on disposal of assets	(80,015)	-
Loss on derivative valuation	(1,301,119)	-
Total Other Income (Expense)	(1,889,513)	(47,107)
LOSS BEFORE INCOME TAXES	(6,141,573)	(2,280,196)
PROVISION (BENEFIT) FOR INCOME TAXES	-	-
NET LOSS	$ (6,141,573)	$ (2,280,196)
Basic and Diluted Loss Per Share of Common Stock	$ (0.67)	
Weighted Average Number of Shares Outstanding	9,199,078	

The accompanying notes are an integral part of these consolidated financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

For the period January 18, 2008 (Inception) through December 31,2012

	Common LLC Units	Member Capital Contributions	Noncash Capital Contributions	Common Stock	Common Amount	Additional Paid In Capital	Accumulated Deficit	Total
Opening Balance - January 18, 2008 (Inception of The Green PolkaDot Box, LLC)	-	$ -	$ -	-	$ -	$ -	$ -	$ -
Contributions - cash	3,725,000	590,000	-	-	-	-	-	590,000
Units issued for services rendered	12,094,344	-	259,986	-	-	-	-	259,986
Noncash compensation	-	-	4,000	-	-	-	-	4,000
Net loss for the period	-	-	-	-	-	-	(149,142)	(149,142)
Balance - December 31, 2008	15,819,344	590,000	263,986	-	-	-	(149,142)	704,844
Contributions - cash	1,152,000	288,000	-	-	-	-	-	288,000
Units issued for conversion of accounts payable	210,964	-	52,741	-	-	-	-	52,741
Noncash compensation	-	-	25,000	-	-	-	-	25,000
Net loss for the year	-	-	-	-	-	-	(1,495,978)	(1,495,978)
Balance - December 31, 2009	17,182,308	878,000	341,727	-	-	-	(1,645,120)	(425,393)
Contributions - cash	950,000	147,500	-	-	-	-	-	147,500
Units issued for services rendered	54,490	-	13,623	-	-	-	-	13,623
Noncash compensation	-	-	5,000	-	-	-	-	5,000
Net loss for the year	-	-	-	-	-	-	(878,065)	(878,065)

The accompanying notes are an integral part of these consolidated financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

For the period January 18, 2008 (Inception) through December 31,2012

	Common LLC Units	**Member Capital Contributions**	**Noncash Capital Contributions**	**Common Stock**	**Common Amount**	**Additional Paid In Capital**	**Accumulated Deficit**	**Total**
Balance - December 31, 2010	18,186,798	1,025,500	360,350	-	-	-	(2,523,185)	(1,137,335)
Contributions - cash	1,547,168	197,320	-	-	-	-	-	197,320
Conversions of debt and accrued interest	3,791,177	-	960,705	-	-	-	-	960,705
Units issued for services rendered	2,100,766	-	34,592	-	-	-	-	34,592
Units issued for conversion of accounts payable	1,110,016	-	277,504	-	-	-	-	277,504
Noncash compensation	-	-	790,184	-	-	-	-	790,184
Value of warrants issued in connection with convertible net loss for the year - as previously reported	-	-	222,222	-	-	-	-	222,222
Net loss for the year - as previously reported	-	-	-	-	-	-	(2,836,294)	(2,836,294)
Restatement adjustments (see Note 13)	-	-	-	-	-	-	556,098	556,098
Net loss for the year - as restated	-	-	-	-	-	-	(2,280,196)	(2,280,196)
Balance - December 31, 2011	26,735,925	1,222,820	2,645,557	-	-	-	(4,803,381)	(935,004)
Shares issued to GPDB Shareholders at Reverse Merger at 1/.371 ratio (including conversion of note)	(26,735,925)	(1,222,820)	(2,645,557)	10,030,139	10,030	3,858,347	-	-
Common shares issued for Vault common stock at reverse merger	-	-	-	100,191	100	(100)	-	-
Common shares issued for Vault preferred stock at reverse merger	-	-	-	33,000	33	(33)	-	-
Common stock sold for cash	-	-	-	320,411	321	855,679	-	856,000
Conversions of debt and accrued interest	-	-	-	153,704	154	414,846	-	415,000

The accompanying notes are an integral part of these consolidated financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

For the period January 18, 2008 (Inception) through December 31,2012

	Common LLC Units	Member Capital Contributions	Noncash Capital Contributions	Common Stock	Common Amount	Additional Paid In Capital	Accumulated Deficit	Total
Cash exercise of Options	-	-	-	7,420	7	4,964	-	4,971
Common Stock Issued for Services, Cashless	-	-	-	124,840	125	319,875	-	320,000
Debt Discount	-	-	-	-	-	549,598	-	549,598
Option Valuation	-	-	-	-	-	1,062,971	-	1,062,971
Net loss for the year	-	-	-	-	-	-	(6,141,573)	(6,141,573)
Balance - December 31, 2012	-	$ -	$ -	10,769,705	$ 10,770	$ 7,066,147	$(10,944,954)	$(3,868,037)

The accompanying notes are an integral part of these consolidated financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the years ended	
	December 31, 2012	**December 31, 2011**
Cash Flows from Operating Activities:		
Net loss	$ (6,141,573)	$ (2,280,196)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	97,811	55,812
Amortization of debt discount	424,054	-
Loss on sale of fixed assets	80,015	-
Fair value adjustment on derivative liabilities	1,301,119	-
Stock issued for services	320,000	34,592
Stock based compensation	1,062,971	790,184
Provision for obsolete inventory	8,000	-
Noncash value of reward point commissions	16,301	-
Noncash value of reward points issued	11,094	1,025
Revenue earned by redemption of founders trust reward points	(710,975)	(43,965)
Amortization of deferred revenue from membership fees	(228,992)	(3,921)
Changes in assets and liabilities:		
(Increase) in accounts receivable	(75,191)	-
(Increase) decrease in inventory	93,282	(521,609)
(Increase) in security deposits	-	(10,994)
(Increase) in prepaid assets	(10,941)	-
Increase in reward point liability and deferred revenue from memberships	395,372	1,702,325
Increase in accounts payable and accrued expenses	699,063	228,871
Net cash flows used in operating activities	(2,658,590)	(47,876)
Cash flows from investing activities:		
Acquisition of fixed assets	(213,099)	(183,542)
Net cash flows used in investing activities	(213,099)	(183,542)
Cash flows from financing activities:		
Payments under capital lease	(10,445)	-
Payments made on notes payable	(7,620)	-
Purchase of shares in reverse merger	(300,000)	-
Proceeds received from lease payable	171,373	-
Proceeds received from convertible promissory notes	1,915,000	400,000
Proceeds received by member loans	-	25,000
Common stock issued for cash	860,971	-
Contributions of capital by members	-	197,320
Net cash flows provided by financing activities	2,629,279	622,320

The accompanying notes are an integral part of these consolidated financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the years ended			
	December 31, 2012		December 31, 2011	
Net increase (decrease) in cash and cash equivalents		(242,410)		390,902
Beginning cash and cash equivalents		391,437		535
Ending cash and cash equivalents	$	149,027	$	391,437
Supplemental Disclosures of Cash flow information:				
Cash paid for interest	$	5,254	$	-
Cash paid for income taxes	$	-	$	-
Supplemental Disclosures of Non-cash Investing and Financing Activities				
Conversion of rent payable to notes payable	$	29,064	$	-
Shares issued to GPDB Shareholders at Reverse Merger	$	3,686,377	$	-
Common shares issued for Vault common stock at reverse merger	$	100	$	-
Common shares issued for Vault preferred stock at reverse merger	$	33	$	-
Common shares issued in conversion of convertible notes	$	415,000	$	-
Fair value of warrants issued for discount in convertible notes payable	$	549,598	$	222,222
Member loans and accrued interest converted into common LLC units	$	-	$	960,705
Warehouse equipment purchased for capital lease obligation	$	-	$	20,653
Accounts payable converted into common LLC units	$	-	$	277,504

The accompanying notes are an integral part of these consolidated financial statements

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

On January 18, 2008, The Green Polka Dot Box, LLC ("GPDB LLC") was organized as a limited liability company (LLC) under the laws of the State of Utah.

On December 30, 2011, GPDB LLC filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. ("GPDB") and convert GPDB LLC to a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, GPDB LLC transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, GPDB issued 26,735,925 shares of common stock (100,000,000 authorized, no par value) to the members of the LLC in exchange for their units. The conversion was completed as 1 unit for 1 share. All options and warrants were also converted on a 1:1 basis.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc. ("Vault"), through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault (the resultant entity, the "Company").

Vault, formerly MoneyFlow Systems International Inc. ("MoneyFlow"), was incorporated on April 25, 2001 under the laws of the State of Nevada. Security Bancorp Inc. ("Security Bancorp"), Vault's wholly owned subsidiary, was organized on August 3, 1992 in Alberta, Canada and was inactive until January 5, 1999 when it changed its name to Security Bancorp Inc. and began operations under the name CA$H STATION(R). In July 2001, Security Bancorp and MoneyFlow approved a share exchange agreement whereby MoneyFlow issued 14,000,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Security Bancorp. In connection with this agreement, Security Bancorp became a wholly owned subsidiary of MoneyFlow.

On April 1, 2002, MoneyFlow formed a wholly owned Canadian subsidiary, Intercash POS Systems Ltd., ("Intercash") through which MoneyFlow conducted its Point-of-Sale business. Point-of-Sale terminals allow customers to use their debit and credit cards to make purchases and obtain cash on the premises of businesses. On August 31, 2004, MoneyFlow sold the majority of its Point-of-Sale business to BP Financial Corp. for approximately $258,000 in cash pursuant to a purchase and sale agreement, and Intercash is no longer an operating subsidiary of MoneyFlow. The Point-of-Sale terminals that were not part of the sale are being managed by Security Bancorp, and the Company does not plan to sell any new terminals.

Since May 1999, Security Bancorp was involved in successfully supplying, installing, maintaining and managing ATM machines which it places on the premises of property owners and businesses for the purpose and convenience of dispensing cash and other services. Security Bancorp is a member of the Automated Teller Machine Industry Association (ATMIA), which serves the industry in Canada and the United States. Security Bancorp has placed ATMs in convenience stores, grocery stores, service stations, hotels, motels, hospitals, night clubs, casinos, restaurants, truck stores, airports and many other locations. Security Bancorp's ATMs accept VISA, Mastercard, Interac, Maestro, Cirrus, Circuit and American Express (Canada). Security Bancorp has a website located at http://www.cashstation.net. Security Bancorp operates its ATMs under the trademark "CA$H STATION(R)."

In October 2004, MoneyFlow acquired Interglobe Investigation Services Inc. ("Interglobe"), organized on August 3, 1992 in British Columbia, pursuant to a share exchange agreement whereby MoneyFlow issued 500,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Interglobe, and Interglobe became a subsidiary of MoneyFlow. Interglobe provides security consulting services and related products and services to companies and individuals, and also supplies and installs custom remote access digital surveillance systems. Subsequent to the acquisition, during the second quarter of the 2005 fiscal year, MoneyFlow elected to divest itself of the physical surveillance part of the business. MoneyFlow continued to operate its digital surveillance business under the name Interglobe Security until the sale of the on-hand inventory.

During its fiscal year ended October 31, 2011, Vault completed an agreement pursuant to which it divested itself of all its ATM operations. Subsequent to the sale, management elected to consolidate all its operations and focus on growing its business and shareholder value through a leveraged investment approach with the intention of concentrating its efforts in the real estate sector. More particularly, management pursued opportunities in the southwestern United States with the emphasis being in Arizona, Nevada and California.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger (the "Agreement") to give effect to a reverse acquisition of GPDB by Vault, through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault.

Prior to the closing of this transaction and pursuant to a certain Common Stock Purchase Agreement dated February 2, 2012, Vault sold 1,044,133 of its 1,144,324 issued and outstanding common shares, 460 of its 790 issued and outstanding Preferred Series A shares and 1,000 of its issued and outstanding 1,000 Preferred Series B shares to GPDB in exchange for $280,000. Simultaneous to the purchase of these shares, Vault spun out its subsidiary. Then, pursuant to the Agreement, Vault issued 9,919,028 common shares to the GPDB shareholders, in exchange for the 26,735,925 shares that GPDB had outstanding and simultaneously the 1,044,133 Vault common shares, the 460 Vault Preferred Series A shares and the 1,000 Vault Preferred Series B shares mentioned above, were cancelled. Also pursuant to the Agreement, Vault issued 33,000 common shares in exchange for its remaining 330 Preferred Series A shares.

This transaction was accounted for as a reverse acquisition. GPDB is the surviving company and the acquirer for accounting purposes. Following the completion of reverse merger, The Company changed its name from Vault America, Inc. to Green PolkaDot Box Incorporated. The Company also changed its reporting year end from October 31 to December 31.

The Company has developed and now operates an innovative online membership business providing natural and organic foods, products and information to the marketplace. The mission of the Company is to educate consumers about good, healthy food choices and then offer those good choices at the best value possible. The Company's website is designed for members to "learn" and "shop".

The "learn" section of the website is designed to provide members an online publication of current information related to dietary lifestyle preferences and good nutrition and health practices that includes expert commentary, recipes, scientific discoveries, documented research; and, the ability to ask questions and receive feedback. The Company plans to develop and complete the "learn" section of the website during 2013.

The "shop" section of the website provides members with hundreds of popular name brand products including healthy foods, supplements, cooking products, and, household and personal care products. The members will find their favorite brands and items they are already using in their daily diet. Products will be priced at the best value possible based on wholesale bulk volume purchasing and membership rewards programs; and, then delivered directly to their homes.

The Company raised investment capital from the founder and private investors to fund the "start-up" of the Company, research the organic and natural foods and products industry and market opportunities, and the design and development of a state-of-the-art website and online shopping. The Company began selling its products in December of 2011.

Effective December 31, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles – Overall ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative.

The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company began generating revenues in 2011 and generated losses totaling of $6,141,573 and $2,280,196 for the years ended December 31, 2012 and 2011, respectively, and has accumulated losses of $10,944,954 through December 31, 2012.

The Company had raised investment capital from the founder and private investors from the sale of the former LLC units of as well as certain convertible notes to assist them in acquiring certain fixed assets as well as provide some necessary working capital for development and start-up costs.

During 2011, Management received an additional $1,702,325 from selling Founding Trust Memberships, Charter Memberships, Rewards Memberships and Club Memberships. The majority of the amount received came through the sale of Founding Trust Memberships. Each of the Founding Trust Memberships were sold during 2011 for $2,000 enabling the recipient a lifetime membership with many rewards and benefits. These fees were classified as "deferred revenue" upon receipt and will be reclassified to revenue upon usage of the reward points. The Rewards Membership and the Club Memberships are annual memberships. The Company utilized the funds received through the sale of these Memberships to acquire inventory, warehouse equipment, and for operations and marketing costs.

In February 2012, the Company raised $300,000 in the form of a Convertible Note that converted to Common Stock and Warrants immediately upon the closing of the reverse merger.

During the first quarter of 2012 the Company initiated a Private Placement Offering to raise up to $6,000,000 to fund its inventory, warehouse equipment and its continuing operations. As of December 31, 2012, the Company had raised a total of $856,000 from this Private Placement Offering. The Company believes it will need to raise an additional $5,000,000 to $5,500,000 to continue operations to a point where it may achieve positive cash flow.

The consolidated financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Development Stage Company

The Company was considered to be in the development stage as defined in ASC 915 through December 31, 2011. The Company had devoted substantially all of its efforts to the development of their first products and technology. Additionally the Company had allocated a substantial portion of its time and investment in bringing their services to the market and the raising of capital. The Company emerged from the development stage in 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash balances at three financial institutions that are insured by the Federal Deposit Insurance Corporation.

Fixed Assets

The Company has fixed assets comprising of leasehold improvements, warehouse equipment, furniture and computer software and equipment, which are reflected on the books net of accumulated depreciation. Depreciation will be provided using the straight-line method over the estimated useful lives of the related assets ranging from 3 years to 10 years. Costs of maintenance and repairs will be charged to expense as incurred. During the year ended December 31, 2012 the Company realized a loss on the disposition of assets. The Company reflected this loss in its Consolidated Statement of Operations for the year ended December 31, 2012.

Inventory

Inventory is valued at the lower of cost (on a first-in, first-out (FIFO) basis) or market. Inventory of $ 420,327 as of December 31, 2012 consists of finished goods that are packaged and awaiting shipment. The Company has set up a reserve for obsolescence of inventory based on its estimate of goods that may not sell prior to their "best if used by date." Inventory is only removed upon use. The Company purchases its inventory direct from the manufacturer and includes these costs in its Cost of Sales as well as its packaging supplies, shipping, freight and duties costs. The inventory reserve is $8,000 at December 31, 2012.

Recoverability of Long-Lived Assets

The Company reviews the recoverability of their long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale will be carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. For the notes payable, the carrying amount reported is based upon the incremental borrowing rates otherwise available to us for similar borrowings. For the warrants that are classified as derivatives, fair values were calculated at net present value using our weighted average borrowing rate for debt instruments without conversion features applied to total future cash flows of the instruments.

Income Taxes

Effective January 2, 2012, the Company converted from operating its business as a limited liability company (LLC) to operating its business as a C Corporation. Prior to the conversion, the Company was treated as a partnership for federal and state income tax purposes, and all losses generated through December 31, 2011 were passed through to the individual members of the LLC and taxed at their respective tax rates.

NOTE 2- **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income Taxes (continued)

Beginning January 2, 2012 the Company will be responsible for filing all applicable federal and state income tax returns as a C Corporation. Because the Company is operating at a loss it has not included a provision for income taxes in its financial statements for the period ended December 31, 2012. In the future, the tax provision for interim reporting periods, and the Company's quarterly estimate of our annual effective tax rate will be subject to significant volatility due to several factors, including variability in accurately predicting our pre-tax and taxable income and loss, changes in law and relative changes of expenses or losses for which tax benefits are not recognized.

The Company accounts for income taxes utilizing the liability method of accounting. Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

Uncertainty in Income Taxes

The Company follows ASC 740-10, "*Accounting for Uncertainty in Income Taxes.*" This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. Management has adopted ASC 740-10 for 2012, and will evaluate their tax positions on an annual basis, and has determined that as of December 31, 2012, no additional accrual for income taxes is necessary.

Revenue Recognition

The Company generates revenue from the sale of 1) its products and 2) its memberships. The Company generally recognizes merchandise sales revenue from the sale of its products as follows:

1)Persuasive evidence of an arrangement exists;
2)Delivery has occurred;
3)The price to the buyer is fixed or determinable, and
4)Collectability is reasonably assured.

Membership revenue represents membership fees paid by substantially all of the Company's annual "Rewards" and "Club" members. The Company accounts for membership fee revenue on a deferred basis, whereby revenue is recognized ratably over the one-year membership period.

The Company received additional funds through the sale of its Founding Trust and Charter Memberships. Each Founding Trust Membership was sold for $2,000 and Charter Memberships were sold for $1,000. These fees are recorded as "deferred revenue".

In addition, each "Founding Trust" member receives 500 additional points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Founding Trust Membership Agreement. These additional points either provided or earned during the period are accrued as a "reward point liability" and as a deferred cost in the period earned, and reclassified to cost of sales upon redemption of the points. The Company will amortize the deferred revenue to current revenue based on a formula utilizing 80% of the first 2,500 that a member spends. The formula is based on the fact that each member will receive 2,500 points upon entering into the agreement. 2,000 of these points is for the cash paid to be a founding trust member and the 500 points is a promotional advertising campaign the Company conducted to encourage members to sign up. The 20% will be a reduction of the "reward point liability" and deferred cost and reflected in the cost of sales.

Similar to the Founding Trust members, each "Charter" member receives 400 additional points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Charter Membership Agreement. These additional points either provided or earned during the period are accrued as a "reward point liability" and as a deferred cost in the period earned, and reclassified to cost of sales upon redemption of the points.

NOTE 2- **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Revenue Recognition (continued)

The Company will amortize the deferred revenue to current revenue based on a formula utilizing 80% of the first 1,400 points that a member spends. The formula is based on the fact that each member will receive 1,400 upon entering into the agreement. 1,000 of these points is for the cash paid to be a charter member and the 400 points is a promotional advertising campaign the Company conducted to encourage members to sign up. The 20% will be a reduction of the "reward point liability" and deferred cost and reflected in the cost of sales.

The Company's Founding Trust, Charter, and Reward members may qualify for certain "discounts" on the products they purchase. Additionally, the Founding Trust, Charter, and Rewards members may earn "reward points" which they may apply toward future purchases. The Company accounts for those "reward points" as "reward point liability" when they are earned and reclassifies the "reward point liability" when these points are redeemed to cost of sales, and the value of these reward points as a deferred cost that is reclassified to cost of sales when those points are redeemed.

Since the Company's sales are generated from online purchases of their merchandise, the customers use credits cards to pay for their purchases. The credit card companies generally take anywhere from 2 to 3 days to settle the cash into the Company's bank accounts. The sales are final upon order being placed. The sales that are not settled at the balance sheet date are reflected in cash as accounts receivable, as all sales are final.

Loss Per Share of Common Stock

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented.

The following is a reconciliation of the computation for basic and diluted EPS:

	December 31, 2012
Net Loss	$ (6,141,573)
Weighted-average common shares outstanding (Basic)	9,199,078
Weighted-average common stock Equivalents	-
Convertible Promissory Notes	592,593
Stock Options	2,811,672
Warrants	1,904,448
Weighted-average common shares outstanding (Diluted)	14,507,791

In May 2011, FASB issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. FASB ASU 2011-04 amends and clarifies the measurement and disclosure requirements of FASB ASC 820 resulting in common requirements for measuring fair value and for disclosing information about fair value measurements, clarification of how to apply existing fair value measurement and disclosure requirements, and changes to certain principles and requirements for measuring fair value and disclosing information about fair value measurements. The new requirements are effective for fiscal years beginning after December 15, 2011. The Company plans to adopt this amended guidance on October 1, 2012 and at this time does not anticipate that it will have a material impact on the Company's results of operations, cash flows or financial position.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Issued Accounting Standards

In June 2011, FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*, which amends the disclosure and presentation requirements of Comprehensive Income. Specifically, FASB ASU No. 2011-05 requires that all nonowner changes in stockholders' equity be presented either in 1) a single continuous statement of comprehensive income or 2) two separate but consecutive statements, in which the first statement presents total net income and its components, and the second statement presents total other comprehensive income and its components. These new presentation requirements, as currently set forth, are effective for the Company beginning October 1, 2012, with early adoption permitted.

The Company plans to adopt this amended guidance on October 1, 2012 and at this time does not anticipate that it will have a material impact on the Company's results of operations, cash flows or financial position.

In September 2011, FASB issued ASU 2011-08, *Testing Goodwill for Impairment*, which amended goodwill impairment guidance to provide an option for entities to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. After assessing the totality of events and circumstances, if an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performance of the two-step impairment test is no longer required. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. Adoption of this guidance is not expected to have any impact on the Company's results of operations, cash flows or financial position.

In July 2012, the FASB issued ASU 2012-02, *Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,* on testing for indefinite-lived intangible assets for impairment. The new guidance provides an entity to simplify the testing for a drop in value of intangible assets such as trademarks, patents, and distribution rights. The amended standard reduces the cost of accounting for indefinite-lived intangible assets, especially in cases where the likelihood of impairment is low. The changes permit businesses and other organizations to first use subjective criteria to determine if an intangible asset has lost value. The amendments to U.S. GAAP will be effective for fiscal years starting after September 15, 2012. The Company's adoption of this accounting guidance does not have a material impact on the consolidated financial statements and related disclosures.

There were other updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 3- INVENTORY

The Company only holds finished goods inventory. As of December 31, 2012 and 2011, the Company has $420,327 and $521,609, respectively in inventory comprising of the deliverable merchandise to customers. Inventories are accounted for using the first-in first-out ("FIFO") and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customer, returns to product vendors, or liquidations, and expected recoverable values of each such disposition.

These assumptions about future disposition of inventory are inherently uncertain. The Company has analyzed the inventory as of December 31, 2012 and 2011 and recorded a reserve for inventory obsolescence of $8,000 based on the estimated amount of inventory that may not sell prior to its "best if used by" date.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 4- FIXED ASSETS

Fixed assets as of December 31, 2012 and December 31, 2011 were as follows:

	Estimated Useful Lives (years)	December 31, 2012	December 31, 2011
Furniture and Equipment	7	$ 20,879	$ 20,879
Warehouse Equipment	5	291,480	120,108
Software	3	116,390	101,390
Computer Equipment	5	112,979	94,768
Leasehold Improvements	10	22,083	109,693
Automobile	5	-	19,161
		563,811	465,999
Less: accumulated depreciation		(181,857)	(119,318)
Fixed Assets, net		$ 381,954	$ 346,681

There was $97,811 and $55,812 charged to operations for depreciation expense for the years ended December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, the Company disposed of leasehold improvements and an automobile with a net book value of $80,015 for $0 and recognized this amount as a loss on the disposition of fixed assets on the consolidated statement of operations. The Company carries three capital leases on its books for warehouse equipment totaling $192,025.

NOTE 5- STOCKHOLDERS DEFICIT

Common Stock

On December 30, 2011, the Company filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. and convert the LLC into a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, the Company transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, the Company issued 26,735,925 shares of common stock (had 100,000,000 authorized, no par value) to the members of the LLC in exchange for their units. The conversion was completed as 1 unit for 1 share. All options and warrants were also converted on a 1:1 basis.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc., through its wholly-owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault.

Prior to the closing of this transaction and pursuant to a certain Common Stock Purchase Agreement dated February 2, 2012, Vault sold 1,044,133 of its 1,144,324 issued and outstanding common shares, 460 of its 790 issued and outstanding Preferred Series A shares and 1,000 of its issued and outstanding 1,000 Preferred Series B shares to GPDB in exchange for $280,000. Simultaneous to the purchase of these shares, Vault spun out their subsidiary. Then, pursuant to the Agreement, Vault issued 9,919,028 common shares to the GPDB shareholders, in exchange for the 26,735,925 shares that GPDB had outstanding and simultaneously the 1,044,133 Vault common shares, the 460 Vault Preferred Series A shares and the 1,000 Vault Preferred Series B shares mentioned above, were cancelled. Also pursuant to the Agreement, Vault issued 33,000 common shares in exchange for its remaining 330 Preferred Series A shares.

This transaction was accounted for as a reverse acquisition. GPDB is the surviving company and the acquirer for accounting purposes. In addition, all outstanding stock options and warrants were converted at the same ratio as the shares of common stock at the time of the reverse merger. All shares of common stock, stock options and warrants are reflected herein giving effect to the ratio of shares of Vault common stock exchanged for shares of GPDB common stock (.371:1).

NOTE 5- **STOCKHOLDERS DEFICIT (CONTINUED)**

Common Stock (continued)

Simultaneous to the closing of the reverse acquisition transaction, the Company issued 264,815 common shares and 264,815 warrants to acquire an additional 264,815 common shares to certain holders of its convertible promissory notes.

The Company issued 320,411 shares of common stock at a private placement price of $3.00 per share, which included a ratchet provision adjusted to $2.70 per share. The individuals subscribing to the private placement also received 248,889 warrants exercisable at a price of $4.05. The Company received $856,000 during the year ended December 31, 2012.

There were 7,420 stock options exercised during March 2012 into shares of common stock. Additionally, 14,840 shares of common stock were issued during March 2012 to a shareholder of GPDB that was entitled to be issued 14,480 shares of common stock pursuant to the Agreement but was not recorded due to a clerical oversight.

The Company issued 110,000 shares of common stock for $310,000 of services during the year. The Company also issued 153,704 common shares in consideration of conversion of debt and interest totaling $415,000 as mentioned below in Note 6. As of the year ended, the Company had agreed to a conversion of a note and interest totaling $318,000, collected $50,000 from a subscription agreement, and promised employees $4,971 as bonus, all of which were issued in subsequent period, see Note 12 below for issuance, and are currently on the Company's financials as liabilities.

The Company has authorized 100,000,000 shares of $0.001 par value per share Common Stock, of which 10,769,705 were issued outstanding as of December 31, 2012.

Options

As noted in "Common Stock" above, all outstanding stock options issued in the Company prior to the reverse merger were converted to stock options at a ratio of .371:1.

As of December 31, 2012, the Company has the following options outstanding:

Options granted:	
For the year/period ended:	
December 31, 2008	7,420
December 31, 2009	37,100
December 31, 2010	7,420
December 31, 2011	3,695,460
December 31, 2012	385,650
Total Granted	4,133,050
Less Forfeited, December 31, 2012	(1,313,958)
Less Exercised, December 31, 2012	(7,420)
Total Options Outstanding, December 31, 2012	2,811,672

Prior to 2012, the Company valued these options upon the vesting of the option based upon the fair value of the option which was determined to be the strike price of the option as the strike price and fair value price were identical.

There was no trading of Common units during these periods, and the Company utilized the American Institute of Certified Public Accountants Practice Guide on Valuation of Privately-Held Common Equity Securities Issued as Compensation as a guide. During the year ended December 31, 2012, the Company issued an additional 385,650 options to employees, of which 5,565 vested immediately, 50,085 were forfeited, and the remaining 330,000 vest during 2013 through 2015. The value of the 5,565 options for 2012 of $3,729 is included in the consolidated statements of operations. Of the options issued in prior periods, 532,537 vested during the year ended December 31, 2012.

NOTE 5- STOCKHOLDERS' DEFICIT (CONTINUED)

Options (continued)

The value of these options of $769,492 is included in the consolidated statements of operations. Also during the year ended December 31, 2012, the Company cancelled an additional 1,263,873 of its outstanding options and 7,420 were exercised.

Of the 4,133,050 options granted, 1,035,188 are vested with the remaining 1,136,143 options vesting during 2013 through 2015.

Warrants

The Company has also issued warrants in association with convertible notes payable that were issued during December 31, 2011 up to February 29, 2012. Upon the closing of the reverse acquisition transaction, the convertible notes payable ($715,000) were converted to equity. A total of 264,818 warrants were issued upon conversion of the convertible notes payable. These warrants are 5-year warrants that have an exercise price of $4.05 per share.

After the reverse acquisition, the Company issued additional warrants to purchase a total of 1,639,630 shares of the Company's common stock. As described in Note 6, the Company issued the warrants attached to convertible notes. The warrants were valued using the Black-Scholes pricing model under the assumptions noted below. The Company apportioned value to the warrants based on the relative fair market value of the Common Stock and warrants. The derivative related to the warrants were valued at $1,301,120 as of December 31, 2012.

The following table presents the weighted average assumptions used to estimate the fair values of the warrants granted:

	2012
Expected volatility	31-42%
Expected dividends	0%
Expected term	4-5 Years
Risk-free interest rate	0.62 – 1.04%

Additionally, the Company issued warrants to other investors who participated in the Company's Private Placement Offering. During the year ended December 31, 2012, the Company issued 310,004 warrants to those investors. These warrants are 5-year warrants that have an exercise price of $4.05 per share.

The Company has the following warrants outstanding December 31, 2012:

Number of Warrants	Maturity Date	Exercise Price
264,818	December, 2016	$ 4.05
248,889	March, 2017	$ 4.05
500,000	April, 2017	$ 3.00
111,111	May, 2017	$ 4.05
18,519	June, 2017	$ 4.05
650,000	October, 2017	$ 3.00
111,111	November, 2017	$ 4.05
1,904,448 Total Outstanding		

NOTE 6- LOANS PAYABLE

Loans Payable – Other

Since 2009 and prior to January 1, 2012, GPDB LLC entered into convertible bridge loans for working capital purposes with various individuals. Prior to January 1, 2012, the Company had borrowed $925,500, repaying $60,000 of these loans, and converting $815,500 (along with $145,205 of accrued interest) of these loans into 3,791,177 limited liability company membership units ("LLC Units") during the year ended December 31, 2011. The conversions were recorded at $0.25 into LLC Units, and all accrued interest on these loans was also converted. These loans are interest bearing at 16% per annum and all were past due when converted. All of the notes except one note for $50,000 was either repaid or converted by December 31, 2012. Interest expense for the year ended December 31, 2011 on these loans was $46,209. The $50,000 loan along with accrued interest of $23,912 remains outstanding at December 31, 2012.

In June 2008, the Company entered into a lease agreement for offices space which was terminated in June 2012. At termination date, the Company owed the Landlord $29,064 in back rent. Prior to the termination agreement, the Company signed a promissory note in May 2012 to pay the total back rent plus interest of 7% per annum with monthly payments of $3,382.42 beginning April 1, 2012 through maturity date of May 1, 2013. The Company made payments totaling $7,620 during the year and the loan is currently in default. According to the terms of default, the loan shall accrue interest of 18% per annum. As of December 31, 2012, $21,444 remained on the loan along with accrued interest of $1,407.

Convertible Promissory Notes

The Company, beginning in December 2011 and continuing to early 2012, in an effort to raise capital to complete a transaction that could result in a reverse merger with a publicly traded company, with the assistance of an investment banking firm, raised $415,000 in convertible notes.

The Convertible Notes Agreement contained a "mandatory conversion" clause that provides for a mandatory conversion of the notes to equity in the event a "reverse merger" transaction was completed by the Company prior to June 30, 2012, the maturity date of the notes. The reverse merger transaction was completed on February 29, 2012 and $415,000 of convertible notes converted to equity. The Company issued 153,704 shares of its common stock to the noteholders in the conversion of the $415,000.

As of December 31, 2012, the Company has $8,143 recorded in accrued interest related to the $415,000. The value of the 264,818 warrants issued in connection with the notes were used to determine the discount on the convertible notes which amounted to $222,222 at the end of 2011 and an additional discount of $8,400 was recorded as discount on convertible notes during 2012. The discount was amortized and recorded as amortization of debt discount through the date of conversion. The total amount of amortization of the debt discount reported during the year ended December 31, 2012 was $230,622.

Furthermore, on February 29, 2012, pursuant to a series of subscription agreements, the Company issued and sold additional promissory notes in the aggregate principal amount of $300,000. Upon the closing of the reverse merger transaction on February 29, 2012, those convertible notes were also automatically converted into common stock. The Company issued 111,111 shares of its common stock to the note holders in the conversion of the $300,000. As of December 31, 2012 there were no convertible notes outstanding related to these note holders.

On April 9, 2012, the Company issued a convertible note for $500,000, which was to be received in three installments of $300,000, $100,000 and $100,000. The first installment of $300,000 has a maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 300,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the beneficial conversion feature (BCF) recorded was $422,222 and the debt discount related to the attached warrants was $149,727 on the date of issuance. As of December 31, 2012, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $95,169 and $-0-, respectively, and accrued interest totaling $10,692.

NOTE 6- LOANS PAYABLE (CONTINUED)

Convertible Promissory Notes (continued)

On July 9, 2012, the Company issued a second installment on the convertible note for $500,000 in the amount of $100,000 bearing the same maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 100,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $52,222 and the debt discount related to the attached warrants was $49,992 on the date of issuance. As of December 31, 2012, the principal balance of the note was $100,000, with a remaining debt discount and BCF of $36,761 and $-0-, respectively, and accrued interest totaling $5,490.

On August 21, 2012, the Company received the final installment on the convertible note for $500,000 in the amount of $100,000 bearing the same maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 100,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $52,222 and the debt discount related to the attached warrants was $44,181 on the date of issuance. As of December 31, 2012, the principal balance of the note was $100,000, with a remaining debt discount and BCF of $34,396 and $-0-, respectively, and accrued interest totaling $4,340.

On May 25, 2012, the Company issued a convertible note for $300,000 with a maturity date of November 24, 2012. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 111,111 shares of the Company's Common Stock. The warrant has an exercise price of $4.05 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $156,667 and the debt discount related to the attached warrants was $109,785 on the date of issuance. On November 24, 2012, the note holder signed a conversion agreement for the entire principal and interest, which has not yet been issued to the note holder and remains as a payable on the Company's books as of December 31, 2012, see subsequent events footnote 12 below for issuance of shares. As of December 31, 2012, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $-0- and $-0-, respectively, and accrued interest totaling $18,000.

On October 16, 2012, the Company issued a convertible note for $500,000 with a maturity date of October 16, 2015. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 500,000 shares of the Company's Common Stock vested immediately, with an additional 150,000 vesting at a rate of 50,000 three anniversary dates. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $261,111 and the debt discount related to the attached warrants was $135,780 on the date of issuance. As of December 31, 2012, the principal balance of the note was $500,000, with a remaining debt discount and BCF of $130,600 and $-0-, respectively, and accrued interest totaling $12,493.

On November 29, 2012, the Company issued a convertible note for $300,000 with a maturity date of June 30, 2013. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 111,111 shares of the Company's Common Stock. The warrant has an exercise price of $4.05 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $61,111 and the debt discount related to the attached warrants was $51,733 on the date of issuance. As of December 31, 2012, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $50,840 and $-0-, respectively, and accrued interest totaling $3,156.

NOTE 7- **MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE**

The Company's customers have the option of entering into four distinct membership agreements.

"Founding Trust Membership" – the "Founding Trust Membership" is a lifetime membership agreement, that requires the member to pay $2,000. Upon payment of this fee, the member receives 2,000 reward points, plus an additional bonus of 500 points (value of $2,500 per member, $1 per point). In addition to the 2,500 reward points received for signing up, each member has the opportunity to receive an additional 2,000 points over 18 months if the criteria in the agreement are met. The Company has accounted for these "Founding Trust Membership Fees" as "deferred revenue" for the initial 2,000 reward points paid for, and the balance of the fees as "reward point liability".

The Company will reclassify the initial $2,000 of deferred revenue to current period revenue based on a formula of the initial 2,500 points being used. Since the members receive 2,500 points initially, 2,000 they pay for and 500 they are given, these points are reclassified 80% (2,000/2,500) to revenue and 20% (500/2,500) as an offset to cost of sales. Additionally, the 500 points are classified as a deferred cost and written off to cost of sales when the 20% of the first 2,500 points per member are redeemed.

The Company will accrue the additional 2,000 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Founding Trust" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the "deferred costs" and "reward point liability" will be offset to the cost of sales in the current period.

"Charter Membership" – the "Charter Membership" is a lifetime membership agreement that requires the member to pay $1,000. Upon payment of this fee, the member receives 1,000 reward points, plus an additional bonus of 400 points (value of $1,400 per member, $1 per point). In addition to the 1,400 reward points received for signing up, each member has the opportunity to receive an additional 600 points over 15 months if the criteria in the agreement are met. The Company has accounted for these "Founding Trust Membership Fees" as "deferred revenue" for the initial 1,000 reward points paid for, and the balance of the fees as "reward point liability"

The Company will reclassify the initial $1,000 of deferred revenue to current period revenue based on a formula of the initial 1,400 points being used. Since the members receive 1,400 points initially, 1,000 they pay for and 400 they are given, these points are reclassified 80% to revenue and 20% as an offset to cost of sales. Additionally, the 400 points are classified as a deferred cost and written off to cost of sales when the 20% of the first 1,400 points per member are redeemed.

The Company will accrue the additional 600 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Charter" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the "deferred costs" and "reward point liability" will be offset to the cost of sales in the current period..

As of December 31, 2012, the "deferred revenue" for the "Founding Trust" and "Charter" members totals $1,470,034 In addition; the "reward point liability" at December 31, 2012 for the "Founding Trust" and "Charter" members totals $285,735. The Company has recorded $710,975 in current period revenue as a result of the redemption of reward points recorded as "deferred revenue". In addition, during the period the Company recorded a total of $346,811 as deferred costs and reward point liability that represents all of the points provided to "Founding Trust" and "Charter" members during the period for reward points that were given to them or earned by them above the 2,000 points they initially paid for. Also during the period, $16,301 was reclassified to cost of sales for both deferred costs and reward point liability and offset each other. The balance at December 31, 2012 for deferred costs was $805,139 and the reward point liability equals $285,735.

As of December 31, 2012, the "Founding Trust Membership" and "Charter Membership" are no longer available to customers.

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE (CONTINUED)

"Rewards" – the "rewards" members pay an annual membership fee of $125 that is classified as deferred revenue and amortized by the Company over 12 months. The "rewards" members have the availability to earn rewards points for shopping in accordance with their agreement. As of December 31, 2012, the reward membership is no longer available to new customers but existing reward members can continual to renew their reward membership annually.

"Club" – the "Club" members' pay an annual membership fee of $50 that is classified as deferred revenue and amortized by the Company over 12 months. The "club" agreement was an early agreement the Company offered which enables the members to pay $50 per year to shop on the site. There is no reward point system for this membership class. "Club" members were offered the opportunity to upgrade their membership to the "Rewards" membership for $75.

Through December 31, 2012, the Company has a total of $187,634 in deferred revenue for "Rewards" and "Club" membership fees.

Less than 1% of the Company's Founding Trust Memberships were sold to related parties.

NOTE 8- INCOME TAXES

On December 30, 2011, the Company filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. and convert the LLC into a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, the Company transferred all of its assets and liabilities to The Green Polka Dot Box, Inc. Also, on January 2, 2012, the Company issued shares of common stock (had 100,000,000 authorized, no par value) to the members of the LLC in exchange for their units.

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

As of December 31, 2012, there is no provision for income taxes, current or deferred.

	December 31, 2012
Net operating losses	(644,356)
Valuation allowance	644,356
	$ -

Federal statutory rate	-34%
State income taxes, net of federal	-
Valuation allowance	34.0

NOTE 8- **INCOME TAXES (CONTINUED)**

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations for the years ended December 31, 2012 due to the following:

		December 31, 2012
Income tax benefit at U. S. federal statutory rates:	$	(2,088,135)
Deferred costs		(273,747)
Deferred revenue		660,758
Stock-based compensation		361,410
Stock issued for services		108,800
Derivative liability		442,380
Amortization of debit discount		144,178
	$	(644,356)

At December 31, 2012, the Company had a net operating loss carry forward in the amount of $1,895,165, available to offset future taxable income through 2032. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

A reconciliation of the Company's effective tax rate as a percentage of income before taxes and federal statutory rate for the years ended December 31, 2012 is summarized below.

Federal statutory rate	-34%
State income taxes, net of federal	0.0
Valuation allowance	34.0

NOTE 9- **COMMITMENTS**

The Company leased office and warehouse space in Utah that began on October 1, 2011 and expires on September 30, 2012. Beginning October 1, 2012 the Company leases the space on a month to month basis. The monthly rent under this lease is $8,694 per month including utilities and common area charges.

The Company has recorded a security deposit in the amount of $6,781 in accordance with the lease terms.

In addition, the Company also entered into an office lease on October 10, 2011 that expires on October 9, 2013. The monthly rent under the office lease is $4,090, with a 3% increase in year 2 of the lease.

The Company has recorded a security deposit in the amount of $4,213 in accordance with the lease terms.

Rent expense including the other charges was $61,251 and $87,331 for the year ended December 31, 2012 and 2011, respectively.

NOTE 10- **FAIR VALUE MEASUREMENTS**

The Company adopted certain provisions of ASC Topic 820. ASC 820 defines fair value, provides a consistent framework for measuring fair value under generally accepted accounting principles and expands fair value financial statement disclosure requirements. ASC 820's valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. ASC 820 classifies these inputs into the following hierarchy:

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 AND 2011

NOTE 10- FAIR VALUE MEASUREMENTS (CONTINUED)

Level 1 inputs: Quoted prices for identical instruments in active markets.

Level 2 inputs: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 inputs: Instruments with primarily unobservable value drivers.

The following table presents assets and liabilities that are measured and recognized at fair value as of December 31, 2012 and 2011, on a recurring basis:

Assets and liabilities measured at fair value on a recurring basis at December 31, 2012	Level 1	Level 2	Level 3	Total Carrying Value
Stock warrant derivative liabilities	$ —	$ —	$ (1,301,119)	$ (1,301,119)
	$ —	$ —	$ (1,301,119)	$ (1,301,119)

Assets and liabilities measured at fair value on a recurring basis at December 31, 2011:	Level 1	Level 2	Level 3	Total Carrying Value
Stock warrant derivative liabilities	$ —	$ —	$ —	$ —
	$ —	$ —	$ —	$ —

NOTE 11- OBLIGATION UNDER CAPITAL LEASE

The Company has entered into three capital leases for warehouse equipment. At December 31, 2012, minimum future annual lease obligations are as follows:

Year Ending	
December 31, 2013	$ 55,740
December 31, 2014	54,145
December 31, 2015	54,145
December 31, 2016	54,145
December 31, 2017	48,537
	266,712
Less: Amounts representing interest	(85,131)
Total	181,581
Current portion	(52,219)
Long-term portion	$ 129,362

NOTE 12- SUBSEQUENT EVENTS

On February 21, 2013, the Company issued a convertible note for $300,000 with a maturity date of February 21, 2016. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 300,000 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 3 years from the issuance date. The value of the BCF recorded was $5,556 and the debt discount related to the attached warrants was $57,694 on the date of issuance.

On March 26, 2013, the Company issued a convertible note for $30,000 with a maturity date 90 days from issuance. The note bears an interest rate of 8% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The value of the BCF recorded was $20,111 on the date of issuance.

The warrants were valued using the Black-Scholes pricing model under the assumptions of an expected volatility of 33%, expected dividends of 0%, Expected term of 3 years, and a risk-free interest rate of .40%. The Company apportioned value to the warrants based on the relative fair market value of the Common Stock and warrants. The derivatives related to the warrants were valued at $163,533 as of February 21, 013.

The Company issued 23,334 shares of common stock at a private placement price of $3.00 per share. The Company received $70,000 in February 2013.

The Company issued 141,814 shares of common stock for stock issuable in 2012 on March 29, 2013, as mentioned in the notes above as part of a stock bonus to employees, conversion of debt and interest, increase in shares as part of a ratcheting provision, and for proceeds received for stock subscriptions.

Index to Unaudited Financial Statements

The following unaudited financial statements have been prepared by the Company without having been reviewed by the Company's independent auditors and are the sole responsibility of management of the Company:

Unaudited Consolidated Financial Statements as of March 31, 2013:

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
CONSOLIDATED BALANCE SHEETS

	March 31, 2013	December 31, 2012
ASSETS	(Unaudited)	
Current assets:		
Cash	$ 5,451	$ 149,027
Accounts receivable	-	75,191
Inventory	390,714	420,327
Prepaid Assets	11,007	10,941
Security Deposits	10,994	10,994
Total current assets	418,166	666,480
Fixed Assets, net	356,874	381,954
Deferred costs, net	1,200,652	805,139
Total assets	$ 1,975,692	$ 1,853,573
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,169,018	$ 971,829
Checks drawn in excess of bank balance	43,027	-
Convertible notes payable, net of discount of $362,745 and $347,766 at March 31, 2013 and December 31, 2012, respectively	1,521,885	1,252,234
Loan payable-other	71,444	71,444
Reward point liability	681,038	285,735
Deferred revenue - founding trust members	1,174,147	1,470,034
Deferred revenue - annual and club membership	207,744	187,634
Derivative liability	4,651,318	1,301,119
Current portion of obligation under capital lease	28,475	52,219
Total current liabilities	9,548,096	5,592,248
Obligation under capital lease, net of current portion	147,275	129,362
Total long-term liabilities	147,275	129,362
Total liabilities	9,695,371	5,721,610
Stockholders' equity(deficit):		
Common stock; ($.001 par value) 100,000,000 shares authorized, 10,934,853 and 10,769,705 shares issued and outstanding as of March 31, 2013 and December 31, 2012, respectively	10,935	10,770
Additional paid in capital	7,570,194	7,066,147
Accumulated deficit	(15,300,808)	(10,944,954)
Total stockholders' equity (deficit)	(7,719,679)	(3,868,037)
Total liabilities and stockholders' equity (deficit)	$ 1,975,692	$ 1,853,573

The accompanying notes are an integral part of these financial statements.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013 AND 2012

	Three Months Ended March 31,	
	2013	2012
SALES		
Merchandise sales, net of discounts	$ 818,713	$ 192,133
Membership revenue, annual and club	295,887	11,908
Membership revenue, founding trust memberships	87,253	184,632
Other	35,743	12,745
TOTAL SALES	1,237,596	401,418
COST OF SALES	1,169,031	449,834
GROSS PROFIT	68,565	(48,416)
OPERATING EXPENSES		
Wages and professional fees	325,391	627,987
Development costs	3,790	-
Advertising, promotion and marketing costs	50,419	7,828
Warehouse expenses and supplies	160,237	61,938
Rent expenses	8,181	12,271
Depreciation and amortization	30,444	20,491
General and administrative	102,757	242,367
Total Operating Expenses	681,219	972,882
INCOME (LOSS) FROM OPERATIONS	(612,654)	(1,021,298)
OTHER INCOME (EXPENSE)		
Interest income (expense)	(158,371)	(9,544)
Loss on disposal of assets	-	(80,015)
Amortization of debt discount	-	(230,622)
Gain (loss) on beneficial conversion feature	(234,630)	-
Gain (loss) on derivative valuation	(3,350,199)	-
Total Other Income (Expense)	(3,743,200)	(320,181)
LOSS BEFORE INCOME TAXES	(4,355,854)	(1,341,479)
PROVISION(BENEFIT) FOR INCOME TAXES	-	-
NET LOSS	$(4,355,854)	$(1,341,479)
Basic and Diluted Loss Per Share of Common Stock	$ (0.40)	$ (0.30)
Weighted Average Number of Shares Outstanding	10,777,045	4,438,520

The accompanying notes are an integral part of these financial statements.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013 AND 2012

	Three Months Ended March 31, 2013	2012
Cash Flows from Operating Activities:		
Net loss	$ (4,355,854)	$ (1,341,479)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	30,444	20,491
Amortization of debt discount	42,715	230,622
Loss on sale of fixed assets	-	80,016
Gain on derivative valuation	3,350,199	-
Stock issued for services	-	17,420
Stock based compensation	-	3,729
Provision for obsolete inventory	-	8,000
Noncash value of reward points issued	(74,002)	-
Noncash value of reward points awarded	469,305	-
Noncash value of deferred costs expensed	73,792	-
Noncash value of deferred costs for points awarded	(469,305)	-
Change in beneficial conversion feature	234,630	-
Amortization of deferred revenue from membership fees	(275,776)	(152,366)
Changes in assets and liabilities:		
Increase (decrease) in accounts receivable	75,191	-
Increase (decrease) in inventory	29,613	111,711
Increase (decrease) in other receivables	1,329	-
Increase (decrease) in prepaid assets	(1,395)	-
Increase (decrease) in accounts payable and accrued expenses	147,230	433,997
Increase (decrease) in checks drawn in excess of bank	43,027	-
Increase (decrease) in accrued interest	106,475	-
Net cash flows used in operating activities	(572,382)	(587,859)
Cash flows from investing activities:		
Acquisition of fixed assets	(5,363)	(12,400)
Net cash paid in reverse acquisition	-	(282,450)
Net cash flows used in investing activities	(5,363)	(294,850)
Cash flows from financing activities:		
Payments under capital lease	(5,831)	(919)
Proceeds received from convertible promissory notes	350,000	315,000
Common stock issued for cash	90,000	672,000
Net cash flows provided by financing activities	434,169	986,081
Net Increase(Decrease) in cash and cash equivalents	(143,576)	103,372
Beginning Cash and Cash equivalents	149,027	391,437
Ending Cash and Cash equivalents	$ 5,451	$ 494,809

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013 AND 2012

Supplemental Disclosures of Cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-
Supplemental Disclosures of Non-cash Investing and Financing Activities				
Common shares issued in conversion of convertible notes	$	318,000	$	715,000
Fixed assets acquired for founding trust memberships	$	-	$	5,000
Increase in debt discount on convertible debt	$	57,694	$	-

The accompanying notes are an integral part of these financial statements.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013 AND 2012

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

On January 18, 2008, The Green Polka Dot Box, LLC ("GPDB LLC") was organized as a limited liability company (LLC) under the laws of the State of Utah.

On December 30, 2011, GPDB LLC filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. ("GPDB") and convert GPDB LLC to a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, GPDB LLC transferred all of its assets and liabilities to GPDB. Also, on January 2, 2012, GPDB issued shares of common stock (100,000,000 authorized, no par value) to the members of the LLC in exchange for their units. The conversion was completed as 1 unit for 1 share. All options and warrants were also converted on a 1:1 basis.

On February 29, 2012, GPDB entered into an Agreement and Plan of Merger to give effect to a reverse acquisition of GPDB by Vault America, Inc. ("Vault"), through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault (the resultant entity, the "Company").

Vault, formerly MoneyFlow Systems International Inc. ("MoneyFlow"), was incorporated on April 25, 2001 under the laws of the State of Nevada. Security Bancorp Inc. ("Security Bancorp"), Vault's wholly owned subsidiary, was organized on August 3, 1992 in Alberta, Canada and was inactive until January 5, 1999 when it changed its name to Security Bancorp Inc. and began operations under the name CA$H STATION(R). In July 2001, Security Bancorp and MoneyFlow approved a share exchange agreement whereby MoneyFlow issued 14,000,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Security Bancorp. In connection with this agreement, Security Bancorp became a wholly owned subsidiary of MoneyFlow. On April 1, 2002, MoneyFlow formed a wholly owned Canadian subsidiary, Intercash POS Systems Ltd., ("Intercash") through which MoneyFlow conducted its Point-of-Sale business. Point-of-Sale terminals allow customers to use their debit and credit cards to make purchases and obtain cash on the premises of businesses. On August 31, 2004, MoneyFlow sold the majority of its Point-of-Sale business to BP Financial Corp. for approximately $258,000 in cash pursuant to a purchase and sale agreement, and Intercash is no longer an operating subsidiary of MoneyFlow. The Point-of-Sale terminals that were not part of the sale are being managed by Security Bancorp, and the Company does not plan to sell any new terminals.

Since May 1999, Security Bancorp was involved in successfully supplying, installing, maintaining and managing ATM machines which it places on the premises of property owners and businesses for the purpose and convenience of dispensing cash and other services. Security Bancorp is a member of the Automated Teller Machine Industry Association (ATMIA), which serves the industry in Canada and the United States. Security Bancorp has placed ATMs in convenience stores, grocery stores, service stations, hotels, motels, hospitals, night clubs, casinos, restaurants, truck stores, airports and many other locations. Security Bancorp's ATMs accept VISA, Mastercard, Interac, Maestro, Cirrus, Circuit and American Express (Canada). Security Bancorp has a website located at http://www.cashstation.net. Security Bancorp operates its ATMs under the trademark "CA$H STATION(R)."

In October 2004, MoneyFlow acquired Interglobe Investigation Services Inc. ("Interglobe"), organized on August 3, 1992 in British Columbia, pursuant to a share exchange agreement whereby MoneyFlow issued 500,000 shares of its common stock in exchange for 100% of the issued and outstanding shares of Interglobe, and Interglobe became a subsidiary of MoneyFlow. Interglobe provides security consulting services and related products and services to companies and individuals, and also supplies and installs custom remote access digital surveillance systems. Subsequent to the acquisition, during the second quarter of the 2005 fiscal year, MoneyFlow elected to divest itself of the physical surveillance part of the business. MoneyFlow continued to operate its digital surveillance business under the name Interglobe Security until the sale of the on-hand inventory.

During its fiscal year ended October 31, 2011, Vault completed an agreement pursuant to which it divested itself of all its ATM operations. Subsequent to the sale, management elected to consolidate all its operations and focus on growing its business and shareholder value through a leveraged investment approach with the intention of

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013 AND 2012

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

concentrating its efforts in the real estate sector. More particularly, management pursued opportunities in the southwestern United States with the emphasis being in Arizona, Nevada and California.
On February 29, 2012, GPDB entered into an Agreement and Plan of Merger (the "Agreement") to give effect to a reverse acquisition of GPDB by Vault, through its wholly owned subsidiary Green PD Acquisitions, Inc., whereby GPDB became a wholly-owned subsidiary of Vault.

Prior to the closing of this transaction and pursuant to a certain Common Stock Purchase Agreement dated February 2, 2012, Vault sold 1,044,133 of its 1,144,324 issued and outstanding common shares, 460 of its 790 issued and outstanding Preferred Series A shares and 1,000 of its issued and outstanding 1,000 Preferred Series B shares to GPDB in exchange for $280,000. Simultaneous to the purchase of these shares, Vault spun out its subsidiary. Then, pursuant to the Agreement, Vault issued 9,919,028 common shares to the GPDB shareholders, in exchange for the 26,735,925 shares that GPDB had outstanding and simultaneously the 1,044,133 Vault common shares, the 460 Vault Preferred Series A shares and the 1,000 Vault Preferred Series B shares mentioned above, were cancelled. Also pursuant to the Agreement, Vault issued 33,000 common shares in exchange for its remaining 330 Preferred Series A shares.

This transaction was accounted for as a reverse acquisition. GPDB is the surviving company and the acquirer for accounting purposes. Following the completion of reverse merger, The Company changed its name from Vault America, Inc. to Green PolkaDot Box Incorporated. The Company also changed its reporting yearend from October 31 to December 31.

The Company has developed and now operates an innovative online membership business providing natural and organic foods, products and information to the marketplace. The mission of the Company is to educate consumers about good, healthy food choices and then offer those good choices at the best value possible. The Company's website is designed for members to "learn" and "shop".

The "learn" section of the website is designed to provide members an online publication of current information related to dietary lifestyle preferences and good nutrition and health practices that includes expert commentary, recipes, scientific discoveries, documented research, and the ability to ask questions and receive feedback. The Company plans to develop and complete the "learn" section of the website during 2013.

The "shop" section of the website provides members with hundreds of popular name brand products, healthy foods, supplements, cooking products, and household and personal care products including many of their favorite brands and items they are already using in their daily diet. Products will be priced at the best value possible based on wholesale bulk volume purchasing and membership rewards programs; and, then delivered directly to their homes.

The Company raised investment capital from the founder and private investors to fund the "start-up" of the Company, research into the organic and natural foods and products industry and market opportunities, and the design and development of a state-of-the-art website and online shopping. The Company began selling its products in December 2011.

Effective December 31, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles – Overall ("ASC 105-10"). ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013 AND 2012

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The FASB will not issue new standards in the form of Statements, FASB Positions or Emerging Issue Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as

authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company began generating revenues in 2011 and generated losses totaling of $4,355,854 for the three months ended March 31, 2012 and has accumulated losses of $15,300,808 through March 31, 2012.

The Company had raised investment capital from the founder and private investors from the sale of the former LLC units of as well as certain convertible notes to assist them in acquiring certain fixed assets as well as provide some necessary working capital for development and start-up costs.

During 2011, the Company received an additional $1,702,325 from selling Founding Trust Memberships, Rewards Memberships, and Club Memberships. The majority of the amount received came through the sale of Founding Trust Memberships. Each of the Founding Trust Memberships were sold during 2011 for $2,000 enabling the recipient a lifetime membership with many rewards and benefits. These fees were classified as "deferred revenue" upon receipt and will be reclassified to revenue upon usage of the reward points. The Rewards Membership and the Club Memberships are annual memberships. The Company utilized the funds received through the sale of these Memberships to acquire inventory, warehouse equipment, and for operations and marketing costs.

In February 2012, the Company raised $300,000 in the form of a Convertible Note that converted to Common Stock and Warrants immediately upon the closing of the reverse merger.

During the first quarter of 2012 the Company initiated a Private Placement Offering to raise up to $6,000,000 to fund its inventory, warehouse equipment and its continuing operations. As of March 31, 2012, the Company had raised a total of $672,000 from this Private Placement Offering. The Company believes it will need to raise an additional $5,000,000 to $5,500,000 to continue operations to a point where it may achieve positive cash flow.

The consolidated financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

We have prepared the accompanying financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") for interim financial reporting. These consolidated financial statements are unaudited and, in our opinion, include all adjustments, consisting of normal recurring adjustments and accruals necessary for a fair presentation of our consolidated balance sheets, operating results, and cash flows for the periods presented. Operating results for the periods presented are not necessarily indicative of the results that may be expected for 2013 due to seasonal and other factors. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP") have been omitted in accordance with the rules and regulations of the SEC. These consolidated financial statements should be read in conjunction with the audited financial statements and accompany notes included as "Financial Statements and Supplementary Data," of our 2012 Super 8K filing.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013 AND 2012

NOTE 2- **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents. The Company maintains cash balances at three financial institutions that are insured by the Federal Deposit Insurance Corporation.

Fixed Assets

The Company has fixed assets comprising of leasehold improvements, warehouse equipment, furniture and computer software and equipment, which are reflected on the books net of accumulated depreciation. Depreciation will be provided using the straight-line method over the estimated useful lives of the related assets ranging from 3 years to 10 years. Costs of maintenance and repairs will be charged to expense as incurred.

Inventory

Inventory is valued at the lower of cost (on a first-in, first-out (FIFO) basis) or market. Inventory of $398,714 as of March 31, 2013 consists of finished goods that are packaged and awaiting shipment. The Company has set up a reserve for obsolescence of inventory based on its estimate of goods that may not sell prior to their "best if used by date." Inventory is only removed upon use. The Company purchases its inventory direct from the manufacturer and includes these costs in its Cost of Sales as well as its packaging supplies, shipping, freight and duties costs. The inventory reserve is $8,000 at March 31, 2013.

Recoverability of Long-Lived Assets

The Company reviews the recoverability of their long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Fixed assets to be disposed of by sale will be carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash, accounts payable, and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company does not utilize derivative instruments.

Income Taxes

Effective January 2, 2012, the Company converted from operating its business as a limited liability company (LLC) to operating its business as a C Corporation. Prior to the conversion, the Company was treated as a partnership for federal and state income tax purposes, and all losses generated through December 31, 2011 were passed through to the individual members of the LLC and taxed at their respective tax rates.

NOTE 2- **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income Taxes (Continued)

Beginning January 2, 2012 the Company will be responsible for filing all applicable federal and state income tax returns as a C Corporation. Because the Company is operating at a loss it has not included a provision for income taxes in its financial statements for the period ended March 31, 2013. In the future, the tax provision for interim reporting periods, and the Company's quarterly estimate of our annual effective tax rate will be subject to significant volatility due to several factors, including variability in accurately predicting our pre-tax and taxable income and loss, changes in law and relative changes of expenses or losses for which tax benefits are not recognized.

The Company accounts for income taxes utilizing the liability method of accounting. Under the liability method, deferred taxes are determined based on differences between financial statement and tax bases of assets and liabilities at enacted tax rates in effect in years in which differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts that are expected to be realized.

Uncertainty in Income Taxes

The Company follows ASC 740-10, "*Accounting for Uncertainty in Income Taxes.*" This interpretation requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. Management has adopted ASC 740-10 for 2012, and will evaluate their tax positions on an annual basis, and has determined that as of March 31, 2013, no additional accrual for income taxes is necessary.

Revenue Recognition

The Company generates revenue from the sale of 1) its products and 2) its memberships. The Company generally recognizes merchandise sales revenue from the sale of its products as follows:

1) Persuasive evidence of an arrangement exists;
2) Delivery has occurred;
3) The price to the buyer is fixed or determinable, and
4) Collectability is reasonably assured.

Membership revenue represents membership fees paid by substantially all of the Company's annual "Rewards" and "Club" members. The Company accounts for membership fee revenue on a deferred basis, whereby revenue is recognized ratably over the one-year membership period.

The Company received additional funds through the sale of its Founding Trust Memberships. Each Founding Trust Membership was sold for $2,000. This $2,000 fee is recorded as "deferred revenue". In addition, each member receives 500 additional points just for signing up and is entitled to earn additional "reward" points upon completion of certain criteria in the Founding Trust Membership Agreement. These additional points either provided or earned during the period are accrued as a "reward point liability" and as a deferred cost in the period earned, and reclassified to cost of sales upon redemption of the points. The Company will amortize the deferred revenue to current revenue based on a formula utilizing 80% of the first 2,500 points that a member spends. The formula is based on the fact that each member will receive 2,500 points upon entering into the agreement. 2,000 of these points is for the cash paid to be a founding trust member and the 500 points is a promotional advertising campaign the Company conducted to encourage members to sign up. The 20% will be a reduction of the "reward point liability" and deferred cost and reflected in the cost of sales.

The Company's Founding Trust and Reward members may qualify for certain "discounts" on the products they purchase. Additionally, the Founding Trust and Rewards members may earn "reward points" which they may apply toward future purchases. The Company accounts for those "reward points" as "reward point liability" when they are

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

earned and reclassifies the "reward point liability" when these points are redeemed to cost of sales, and the value of these reward points as a deferred cost that is reclassified to cost of sales when those points are redeemed.
Since the Company's sales are generated from online purchases of their merchandise, the customers use credits cards to pay for their purchases. The credit card companies generally take anywhere from two to three days to settle the cash into the Company's bank accounts. The sales are final upon order being placed. The sales that are not settled at the balance sheet date are reflected in cash as deposits in transit, as all sales are final.

Loss Per Share of Common Stock

Basic net loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share (EPS) include additional dilution from common stock equivalents, such as stock issuable pursuant to the exercise of stock options and warrants. Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented. The following is a reconciliation of the computation for basic and diluted EPS:

	March 31, 2013
Net Loss	$ (4,355,854)
Weighted-average common shares outstanding (Basic)	10,777,045
Weighted-average common stock Equivalents	
Convertible Promissory Notes	662,861
Stock Options	2,811,672
Warrants	2,204,448
Weighted-average common shares outstanding (Diluted)	$ 16,456,026

NOTE 3- INVENTORY

The Company only holds finished goods inventory. As of March 31, 2013, the Company has $398,714 in inventory comprising of the deliverable merchandise to customers. Inventories are accounted for using the first-in first-out ("FIFO") and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customer, returns to product vendors, or liquidations, and expected recoverable values of each such disposition.

These assumptions about future disposition of inventory are inherently uncertain. The Company has analyzed the inventory as of March 31, 2013 and recorded a reserve for inventory obsolescence of $8,000 based on the estimated amount of inventory that may not sell prior to its "best if used by" date.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013 AND 2012

NOTE 4- FIXED ASSETS

Fixed assets as of March 31, 2013 (unaudited) and December 31, 2012 were as follows:

	Estimated Useful Lives (years)	March 31, 2013	December 31, 2012
Furniture and Equipment	7	$ 20,879	$ 20,879
Warehouse Equipment	5	291,480	99,455
Software	3	116,390	116,390
Computer Equipment	5	118,342	112,979
Leasehold Improvements	10	22,083	22,083
Automobile	5	-	-
		569,175	371,786
Less: accumulated depreciation		(212,301)	(181,857)
Fixed Assets, net		$ 356,874	$ 189,929

There was $30,444 and $20,491 charged to operations for depreciation expense for the three months ended March 31, 2013 and 2012, respectively. The Company continued to carry on its books capital leases for warehouse equipment totaling $192,025.

NOTE 5- STOCKHOLDERS EQUITY/(DEFICIT)

Common Stock

The Company has 10,934,853 common shares issued and outstanding at March 31, 2013.

The Company issued 40,001 shares of common stock for $120,000 in cash during the three month period. $50,000 had been collected in a prior period and had been recorded as a liability. During the three months ended March 31, 2013, the Company received $20,000 from a subscription agreement but did not issue the shares of common stock. This amount was listed as a liability on the Company's financials as of March 31, 2013.

During the three months ended March 31, 2013, the Company issued 125,147 shares associated with a conversion of a note and interest totaling $318,000, $50,000 collected from a subscription agreement, and promised employees $8,518 as bonus, which were on the Company's financials as liabilities as of December 31, 2012.

NOTE 5- STOCKHOLDERS EQUITY/(DEFICIT) (CONTINUED)

Options

As of March 31, 2013, the Company has the following options outstanding:

Options granted for the year/period ended:	
December 31, 2008	7,420
December 31, 2009	37,100
December 31, 2010	7,420
December 31, 2011	3,695,460
December 31, 2012	385,650
Total Granted	4,133,050
Less Forfeited as of March 31, 2013	(1,558,520)
Less Exercised as of March 31, 2013	(7,420)
Total Options Outstanding, March 31, 2013	2,567,110

Prior to 2012, the Company valued these options upon the vesting of the option based upon the fair value of the option which was determined to be the strike price of the option as the strike price and fair value price were identical.

There was no trading of Common units during these periods, and the Company utilized the American Institute of Certified Public Accountants Practice Guide on Valuation of Privately-Held Common Equity Securities Issued as Compensation as a guide. During the three months ended March 31, 2013, the Company issued no additional options. During the three months ended March 31, 2013, the Company cancelled none of its outstanding options and none were exercised.

Of the 2,567,110 options outstanding at March 31, 2013, 1,461,907 are vested with the remaining 1,105,203 options vesting during 2013 through 2015.

Warrants

The Company issued 300,000 warrants in association with a convertible note payable that was issued in February 2013. These warrants are 5-year warrants that have an exercise price of $3.00 per share.

The Company has the following warrants outstanding at March 31, 2013:

Number of Warrants	Maturity Date	Exercise Price
264,818	December 2016	$ 4.50
248,889	March 2017	$ 4.50
500,000	April 2017	$ 3.00
111,111	May 2017	$ 4.05
18,519	June 2017	$ 4.05
500,000	October 2015	$ 3.00
150,000	October 2017	$ 3.00
111,111	November 2017	$ 4.05
300,000	February 2018	$ 3.00
2,204,448		

NOTE 6- CONVERTIBLE PROMISSORY NOTES

On February 28, 2013, the Company issued a convertible note for $300,000 with a maturity date of February 21, 2016. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a warrant to purchase 111,111 shares of the Company's Common Stock. The warrant has an exercise price of $3.00 per share and a contractual life of 5 years from the issuance date. The value of the BCF recorded was $5,556 and the debt discount related to the attached warrants was $57,694 on the date of issuance. As of March 31, 2013, the principal balance of the note was $300,000, with a remaining debt discount and BCF of $56,493 and $201,111, respectively, and accrued interest totaling $12,033.

In March 2013, the Company issued two convertible notes totaling $50,000 with a maturity dates of June 26, 2013. The notes bear interest rates of 8% per annum and are convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. The value of the BCF recorded was $33,518 on the date of issuance. As of March 31, 2013, the principal balance of the notes was $50,000, with a remaining BCF of $33,518, and accrued interest totaling $1,337.

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE

The Company's customers have the option of entering into three distinct membership agreements.

"Founding Trust Membership" – the "Founding Trust Membership" is a lifetime membership agreement, that requires the member to pay $2,000. Upon payment of this fee, the member receives 2,000 reward points, plus an additional bonus of 500 points (value of $2,500 per member, $1 per point). In addition to the 2,500 reward points received for signing up, each member has the opportunity to receive an additional 2,000 points over 18 months if the criteria in the agreement are met. The Company has accounted for these "Founding Trust Membership Fees" as "deferred revenue" for the initial 2,000 reward points paid for, and the balance of the fees as "reward point liability". The Company will reclassify the initial $2,000 of deferred revenue to current period revenue based on a formula of the initial 2,500 points being used. Since the members receive 2,500 points initially, 2,000 they pay for and 500 they are given, these points are reclassified 80% (2,000/2,500) to revenue and 20% (500/2,500) as an offset to cost of sales. Additionally, the 500 points are classified as a deferred cost and written off to cost of sales when the 20% of the first 2,500 points per member are redeemed.

The Company will accrue the additional 2,000 bonus points monthly in accordance with the agreement as "deferred costs" and "reward point liability" as well. In addition, the "Founding Trust" members are able to earn points for referrals to future members that sign up. As the points are redeemed in the members' sales, the "deferred costs" and "reward point liability" will be offset to the cost of sales in the current period.

As of March 31, 2013, the "deferred revenue" for the "Founding Trust" members totals $1,174,147. In addition, the "reward point liability" at March 31, 2013 for the "Founding Trust" members totals $681,038. The Company has recorded $87,253 in current period revenue as a result of the redemption of reward points recorded as "deferred revenue". In addition, during the period the Company recorded a total of $469,305 as deferred costs and reward point liability that represents all of the points provided to "Founding Trust" members during the period for reward points that were given to them or earned by them above the 2,000 points they initially paid for. Also during the period, $369,859 was reclassified to cost of sales for deferred costs. The balance at March 31, 2013 for both deferred costs and reward point liability equals $681,038.

"Rewards" – the "rewards" members pay an annual membership fee of $125, that is classified as deferred revenue and amortized by the Company over 12 months. The "rewards" members have the availability to earn rewards points for shopping in accordance with their agreement.

NOTE 7- MEMBERSHIP AGREEMENTS – REWARD POINT LIABILITY AND DEFERRED REVENUE (CONTINUED)

"Club" – the "Club" members' pay an annual membership fee of $50 that is classified as deferred revenue and amortized by the Company over 12 months. The "club" agreement was an early agreement the Company offered which enables the members to pay $50 per year to shop on the site. There is no reward point system for this membership class. "Club" members were offered the opportunity to upgrade their membership to the "Rewards" membership for $75.

Through March 31, 2013, the Company has a total of $207,744 in deferred revenue for "Rewards" and "Club" membership fees.

Less than 1% of the Company's Founding Trust Memberships were sold to related parties.

NOTE 8- INCOME TAXES

On December 30, 2011, the Company filed Articles of Conversion with the Secretary of State of Utah to form a new corporation, The Green Polka Dot Box, Inc. and convert the LLC into a C Corporation. The conversion was effective at the end of business December 31, 2011 for 2012. As a result, on January 2, 2012, the Company transferred all of its assets and liabilities to The Green Polka Dot Box, Inc. Also, on January 2, 2012, the Company issued shares of common stock (had 100,000,000 authorized, no par value) to the members of the LLC in exchange for their units.

Deferred income taxes are determined using the liability method for the temporary differences between the financial reporting basis and income tax basis of the Company's assets and liabilities. Deferred income taxes are measured based on the tax rates expected to be in effect when the temporary differences are included in the Company's tax return. Deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

As of March 31, 2013, there is no provision for income taxes, current or deferred.

	March 31, 2013
Net Operating losses	$ (2,740,214)
Valuation allowance	2,740,214
	$ -

At March 31, 2013, the Company had a net operating loss carry forward in the amount of $15,300,808, available to offset future taxable income through 2033. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

A reconciliation of the Company's effective tax rate as a percentage of income before taxes and federal statutory rate for the years ended March 31, 2013 is summarized below.

GREEN POLKADOT BOX INCORPORATED
(FORMERLY VAULT AMERICA, INC.)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2013 AND 2012

NOTE 8- INCOME TAXES (CONTINUED)

Federal statutory rate	34.0%
State income taxes, net of federal	0.0%
Valuation allowance	34.0%

	March 31, 2013
Income tax benefit at U. S. federal statutory rates:	$ (15,300,808)
Deferred costs	(1,200,652)
Deferred revenue	1,381,891
Stock-based compensation	361,410
Stock issued for services	108,800
Derivative liability	4,651,318
Amortization of debit discount	344,790
	$ (9,653,251)

NOTE 9- SUBSEQUENT EVENTS

Subsequent to March 31, 2013, the Company has accepted funds in the amount of $838,000 for convertible notes that mature 90 days from issuance. The notes bear interest rates of 8% per annum and are convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share.

On April 5, 2013, the Company issued a convertible note for $50,000 with a maturity date of April 3, 2016. The note bears an interest rate of 12% per annum and is convertible, along with all accrued interest, into shares of the Company's Common Stock at $2.70 per share. As additional compensation, the Company issued to the holder a three-year warrant to purchase 50,000 shares of the Company's Common Stock at an exercise price of $3.00 per share. The accounting for this transaction has not yet been completed.

The Company has evaluated all events or transactions that occurred after March 31, 2013, up through the date these financial statements were issued. Per our evaluation we noted no significant subsequent events that require disclosure, except for the events and transactions listed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The Company has incurred substantial losses because of its investment in and development of infrastructure including warehouse management systems, vendor/product procurement, website development, software development, and sales/marketing expenditures to build membership and increase sales. The purpose of all these investments and development is to complete preparations for a full-service fulfillment and product offering that is sustainable. In other words, the Company is laying a foundation upon which it intends to build a multi-million-membership base and a wholesale distribution system for organic and non-GMO foods. This desired achievement requires extensive capitalization and time. Management believes that this "foundation" building period is nearly complete and that it will be completed during the year ending December 31, 2013; and that while this infrastructure is being completed the corresponding growth in membership and product sales will increase to a level of sustainable, positive cash flow and profitability.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The Company is seeing a proven trend of greater acceptance of its business model of a membership and product offering to the consuming public for organic and non-GMA foods; it has proven its ability to attract health-minded consumers to membership. Much of this trend is evidenced by the Company's ability to identify powerful marketing alliances such as the Organic Consumers Association and Natural News, among many others. This trend is expected to increase in magnitude with the addition of numerous bloggers and affiliate marketing partners in specific dietary lifestyle areas including diabetes, cancer, heart disease, celiac disease and other food allergies, obesity and sports nutrition. The Company is also seeing as a major trend in the attraction of super marketing partners with large customer bases in tow to a wholesale or private label model. Management believes that the Company has the potential to provide valuable wholesale services to other companies and organizations that do not have the infrastructure to fulfill orders of organic and natural, non-GMO foods. These trends will have a positive, favorable impact on the Company's growth both in the short and long term. Pending alliances, contractual agreements suggest that the Company could triple sales in 2013 and achieve profitability; however, this projection is modest compared to the substantial growth expected in 2014 and beyond.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: (5.4)%. What is the anticipated gross margin for next year of operations? Approximately 20%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company has experienced negative gross margin on sales to date, primarily because of legacy membership obligations. Though these obligations will continue for the next 18 to 24 months, management anticipates that increases in membership and product sales will exceed the operating deficit caused by these obligations in 2013. The current modeled gross margin is projected at a blended rate of approximately 24% for the year ending December 31, 2014 and it is expected to increase to approximately 32% by the end of 2015.

49. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

Not applicable

Date of this Preliminary Offering Circular: July 19, 2013

PART III — EXHIBITS

Index to Exhibits

Exhibit Number	Description of Exhibit
2.1	Articles of Incorporation of Green PolkaDot Box Incorporated, as amended
2.2	Bylaws of Green PolkaDot Box Incorporated
3.1	2012 Stock Option Plan of Green PolkaDot Box Incorporated
3.2	Form of Incentive Stock Option Agreement of Green PolkaDot Box Incorporated
3.3	Form of Non-statutory Stock Option Agreement of Green PolkaDot Box Incorporated
3.4	Form of Warrant of Green PolkaDot Box Incorporated
4.	Subscription Agreement for Shares of Green PolkaDot Box Incorporated*
6.1	Amended and Restated Convertible Secured Promissory Note and Loan Agreement dated April 5, 2013 between William Roberts and Green PolkaDot Box Incorporated
6.2	Amended and Restated Security Agreement dated April 5, 2013 between William Roberts and Green PolkaDot Box Incorporated
6.3	Amended and Restated Convertible Promissory Note dated July 18, 2013 between Robert William Corl III and Green PolkaDot Box Incorporated
6.4	Amended and Restated Note Purchase Agreement dated July 18, 2013 between Robert William Corl III and Green PolkaDot Box Incorporated
10.1	Consent of KBL, LLP
11.1	Opinion of Wilson & Oskam, P.C.*

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of American Fork, State of Utah, on July 19, 2013.



GREEN POLKADOT BOX INCOPORATED

By: ______________________
Rod A. Smith, President, Chief Executive Officer, and Chief Financial Officer

EXHIBIT 2.1

ARTICLES OF INCORPORATION

DEAN HELLER
Secretary of State

101 North Carson Street, Suite 3
Carson City, Nevada 89701-4786
(775) 684 5708

FILE# C10690-2001

APR 2 5 2001

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing form.

1. Name of Corporation:	Moneyflow Systems International Inc.
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	Mike Zaman Name 2466 Ram Crossing Way, Henderson, NEVADA 89014 Street Address, City, Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 50,000,000 Par value: $.001 Number of shares without par value: -0-
4. Names, Addresses, Number of Board of Directors/Trustees:	The First Board of Directors/Trustees shall consist of 4 members whose names and addresses are as follows: 1. Harold F. Schultz Name 5508 1st St SE Bldg F#3, Calgary, Alberta, T2H 2W9 Street Address, City, State, Zip Code 2. James H. Coleman Name 5508-1st St SE Bldg F#3, Calgary, Alberta, T2H 2W9 Street Address, City, State, Zip Code 3. Richard J. Scott Name 5508-1st St SE Bldg F#3, Calgary, Alberta, T2H 2W9 Street Address, City, State, Zip Code 4. Dale Tingley Name 5508-1st St SE Bldg F#3, Calgary, Alberta, T2H 2W9 Street Address, City, State, Zip Code
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: all lawful purposes
6. Other Matters: (see instructions)	Number of additional pages attached: 2
7. Names, Addresses and Signatures of Incorporators: (attach additional pages if there are more than 2 incorporators)	Claudia Zaman — Signature: Claudia Zaman Name, Signature 21800 Oxnard St #440, Woodland Hills, CA, 91367 Address, City, State, Zip Code Name, Signature Address, City, State, Zip Code
8. Certificate of Acceptance of Appointment of Resident Agent:	I, Mike Zaman hereby accept appointment as Resident Agent for the above named corporation. Mike Zaman — 4/24/01 Signature of Resident Agent, Date

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State Form CORPART1999.01
Revised on: 03/28/00

ITEM 6
OTHER MATTERS

The total number of shares of all classes of stock which this corporation shall have authority to issue is 50,000,000 shares of common stock, par value $0.001 (hereinafter "Common Stock"). A shareholder shall have no pre-emptive rights to acquire any securities of this Corporation.

1. Common Stock.

(a) Each outstanding share of Common Stock of the Corporation shall entitle the holder thereof to one vote on each matter submitted at a vote at a meeting of shareholders or for their consent or approval. A shareholder shall have no right to cumulate his votes.

(b) The holders of Common Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors.

(c) In the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of this corporation, all tangible and intangible assets of whatever kind available for distribution to stockholders, shall be distributed ratably in proportion to the number of shares of Common Stock held by each.

(d) Except as may otherwise be required by law, this Item 7, Other Matters under the Articles of Incorporation, or the provisions of the resolution or resolutions as may be adopted by the Board of Directors pursuant to paragraph 1 of this matter, each share of Common Stock held by such holder shall be entitled to vote on each matter voted upon by shareholders.

2. Other Provisions.

(a) Shares of Common Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

(b) No holder of any of the shares of any class or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the corporation shall have any pre-emptive right to purchase or subscribe for any unissued stock of any class or series or any additional shares of any class of series to issued by reason of any increase of the authorized capital stock of the corporation of any class or series, or bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock of the corporation of any class or series, or carrying any right to purchase stock of any class or series, or carrying any right to purchase stock of any class or series, but any such unissued stock, additional authorized issue of shares of any class or series of stock or securities convertible into or exchangeable for stock, or carrying any right to purchase stock, may be issued and disposed of pursuant to resolution of the Board of Directors to such persons, firms, corporations or associations, whether such holders or others, and upon such terms as may be deemed advisable by the Board of Directors in the exercise of its sole discretion.

3. By-laws.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-laws of the Corporation.

4. Indemnification

The Corporation may indemnify each director and officer, and any employee or agent of the Corporation, his heirs, executors and administrators, against expenses reasonably incurred or liability incurred by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer, employee or agent of the Corporation to the full extent permitted by the laws of the State of Nevada now existing or as such laws may hereafter be amended.

5. Amendment

The Corporation reserves the right to amend, alter, change, or repeal all or any portion of the provisions contained in its Certificate of Incorporation from time to time in accordance with the laws of the State of Nevada, and all rights conferred on stockholders herein are granted subject to this reservation.

CC (175.00) ee



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

FILED # C10690-01

JUL 16 2004

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
MoneyFlow Systems International Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Item 3 - Shares:
The aggregate number of common shares which this Corporation shall have authority to issue is 100,000,000 shares of Common Stock having a par value of $.001 per share and 5,000,000 shares of Preferred A Stock having a par value of $.001 per share and 5,000,000 shares of Preferred B Stock having a par value of $.001 per share.

Item 6 - Other Matters
2 (a) Shares of Common Stock and Preferred Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

* for complete text of the amendments see attachment

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 65.7%

4. Effective date of filing (optional): 7/19/04 (must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

CERTIFICATE OF AMENDMENT
TO THE ARTICLES OF INCORPORATION
OF
MONEYFLOW SYSTEMS INTERNATIONAL INC.

Pursuant to the applicable provisions of the Nevada Business Corporations Act, MoneyFlow Systems International Inc. (the "Corporation") adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: The present name of the Corporation is MoneyFlow Systems International Inc.

SECOND: The following amendments to its Articles of Incorporation were adopted by the board of directors and by majority consent of shareholders of the Corporation in the manner prescribed by applicable law.

(1) The Article entitled ITEM 3 – SHARES, is amended to read as follows:

ITEM 3

SHARES

Common. The aggregate number of common shares which this Corporation shall have authority to issue is 100,000,000 shares of Common Stock having a par value of $.001 per share. All common stock of the Corporation shall be of the same class, common, and shall have the same rights and preferences. Fully-paid common stock of this Corporation shall not be liable to any further call or assessment.

Preferred. The Corporation shall be authorized to issue 5,000,000 shares of Preferred A Stock having a par value of $.001 per share and with such rights, preferences and designations determined by the board of directors and 5,000,000 shares of Preferred B Stock having a par value of $.001 per share and with such rights, preferences and designations determined by the board of directors

(2) The Article entitled ITEM 6 – OTHER MATTERS, is amended to read as follows:

ITEM 6

OTHER MATTERS

The total number of shares of all classes of stock which this corporation shall have authority to issue is 100,000,000 shares of common stock, par value $0.001 (hereinafter "Common Stock"); 5,000,000 shares of Preferred A stock, par value $0.001 (hereinafter "Preferred A Shares"); and 5,000,000 shares of Preferred B stock, par value $0.001 (hereinafter "Preferred B shares"). A shareholder shall have no pre-emptive rights to acquire any securities of this Corporation.

1. Common Stock.

(a) Each outstanding share of Common Stock of the Corporation shall entitle the holder thereof to one vote on each matter submitted at a vote at a meeting of shareholders or for their consent or approval. A shareholder shall have no right to cumulate his votes.

(b) The holders of Common Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors.

(c) In the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of this corporation, all tangible and intangible assets of whatever kind available for distribution to stockholders, shall be distributed ratably in proportion to the number of shares of Common Stock held by each.

(d) Except as may otherwise be required by law, this Item 6, Other Matters under the Articles of Incorporation, or the provisions of the resolution or resolutions as may be adopted by the Board of Directors pursuant to paragraph 1 of this matter, each share of Common Stock held by such holder shall be entitled to vote on each matter voted upon by shareholders.

2. Other Provisions.

(a) Shares of Common Stock and Preferred Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

(b) No holder of any of the shares of any class or series of stock or of options, warrants or other rights to purchase shares of any class or series of stock or of other securities of the corporation shall have any pre-emptive right to purchase or subscribe for any unissued stock of any class or series or any additional shares of any class of series to issued by reason of any increase of the authorized capital stock of the corporation of any class or series, or bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for stock of the corporation of any class or series, or carrying any right to purchase stock of any class or series, or carrying any right to purchase stock of any class or series, but any such unissued stock, additional authorized issue of shares of any class or series of stock or securities convertible into or exchangeable for stock, or carrying any right to purchase stock, may be issued and disposed of pursuant to resolution of the Board of Directors to such persons, firms, corporations or associations, whether such holders or others, and upon such terms as may be deemed advisable by the Board of Directors in the exercise of its sole discretion.

3. By-laws.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-laws of the Corporation.

4. Indemnification

The Corporation may indemnify each director and officer, and any employee or agent of the Corporation, his heirs, executors and administrators, against expenses reasonably incurred or liability incurred by him in connection with any action, suit or proceeding to which he may be made a party by reason of his being or having been a director, officer, employee or agent of the Corporation to the full extent permitted by the laws of the State of Nevada now existing or as such laws may hereafter be amended.

5. Amendment

The Corporation reserves the right to amend, alter, change, or repeal all or any portion of the provisions contained in its Certificate of Incorporation from time to time in accordance with the laws of the State of Nevada, and all rights conferred on stockholders herein are granted subject to this reservation.

THIRD: The Corporation has effectuated, effective with the commencement of business on July 19, 2004, a 10 for 1 reverse stock split as to its shares of common stock outstanding as of the close of business on July 16, 2004, which decreases the outstanding shares as of that date from 18,037,000 shares to 1,803,700 shares. The reverse split shall not change the number of shares of Common Stock authorized for issuance by the Corporation.

DATED this 15th day of July, 2004.

MONEYFLOW SYSTEMS INTERNATIONAL INC.

By: 

Ryan Henning, Assistant Secretary / General Counsel

CERTIFICATE

STATE OF NEVADA }
} : ss.
COUNTY OF CLARKE }

The undersigned, being first duly sworn, deposes and states: that the undersigned is the Assistant Secretary / General Counsel of MoneyFlow Systems International, Inc., that the undersigned has read the Certificate of Amendment and knows the contents thereof and that the same contains a truthful statement of the Amendment duly adopted by the board of directors and stockholders of the Corporation.



Ryan Henning

State of Nevada
County of Clarke

This instrument was acknowledged before me on July 15, 2004 by Ryan Henning in his capacity as Assistant Secretary and General Counsel of Moneyflow Systems International Inc.

(Notary stamp)


NOTARY PUBLIC
STATE OF NEVADA
County of Clark
BONNIE NEISIUS
My Appointment Expires Oct 29, 2006



(Signature of notarial officer)



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of	Document Number 20080119508-24
Ross Miller Secretary of State State of Nevada	Filing Date and Time 02/21/2008 4:05 PM
	Entity Number C10690-2001

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

MONEYFLOW SYSTEMS INTERNATIONAL, INC.

2. The articles have been amended as follows (provide article numbers, if available):

ITEM 1 - NAME. The name of the corporation is Vault America, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 60.73%

4. Effective date of filing (optional): 2/21/08
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.


140103



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20120206355-16
[signature]	Filing Date and Time 03/26/2012 9:45 AM
Ross Miller Secretary of State State of Nevada	Entity Number C10690-2001

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Merger
(Pursuant to NRS Chapter 92A)

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200):

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article one.

Green PolkaDot Box Incorporated
Name of merging entity

Nevada — Jurisdiction
Corporation — Entity type *

Name of merging entity

Jurisdiction — Entity type *

Name of merging entity

Jurisdiction — Entity type *

Name of merging entity

Jurisdiction — Entity type *

and,

Vault America, Inc.
Name of surviving entity

Nevada — Jurisdiction
Corporation — Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):

Attn: Rod A. Smith

c/o: The Green PolkaDot Box, Inc.
629 East Quality drive, Ste. 103
American Fork, Utah 84003

3) Choose one:

[X] The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

[ ] The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).

4) Owner's approval (NRS 92A.200) (options a, b or c must be used, as applicable, for each entity):

[ ] If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from the appropriate section of article four.

(a) Owner's approval was not required from

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Vault America, Inc.
Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of *:

Green PolkaDot Box Incorporated
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.160):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger

(PURSUANT TO NRS 92A.200)

Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

ITEM 1 - NAME. The name of the corporation is Green PolkaDot Box Incorporated

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date and time of filing: (optional) (must not be later than 90 days after the certificate is filed)

Date: Time:

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

☐ If there are more than four merging entities, check box and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity from article eight.

Green PolkaDot Box Incorporated
Name of merging entity

X [signature] Chief Executive Officer
Signature Title Date

Name of merging entity

X
Signature Title Date

Name of merging entity

X
Signature Title Date

Name of merging entity

X
Signature Title Date

and,

Vault America, Inc.
Name of surviving entity

X [signature] Chief Executive Officer
Signature Title Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

EXHIBIT 2.2

BYLAWS OF GREEN POLKADOT BOX INCORPORATED (FORMERLY MONEYFLOW SYSTEMS INTERNATIONAL, INC.)

<DOCUMENT>
<TYPE>EX-3.2
<SEQUENCE>5
<FILENAME>ex3-2.txt
<DESCRIPTION>BY-LAWS
<TEXT>

BYLAWS

OF

MONEYFLOW SYSTEMS INTERNATIONAL, INC.

ARTICLE I

MEETING OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders of the Corporation shall be held at a location within or without the State of Nevada, on a date and at a time so designated by the Board of Directors, in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing Directors of the Corporation to serve during the ensuing year and for the transaction of such other business as may be brought before the meeting.

At least (5) days' written notice specifying the time and place, when and where, the annual meeting shall be convened, shall be mailed in the United States Post Office addressed to each of the stockholders of record at the time of issuing the notice at his or her or its address last known, as the same appears on the books of the Corporation.

Nevertheless, a failure to give such notice, or any irregularity in such notice, shall not affect the validity of annual meetings or any of the proceedings had at such meeting, and in such event these Bylaws shall be, and shall be deemed to be, sufficient notice of such meeting without requirement of further notice.

SECTION 2. Special meetings of the stockholders may be held at the office of the Corporation in the State of Nevada, or elsewhere, whenever called by the President, or by the Board of Directors, or by vote of, or by an instrument in writing signed by the holders of 10% of the issued and outstanding capital stock. At least ten (10) days' written notice of such meeting, specifying the day and hour and place, when and where such meeting shall be convened, and the objects for calling the same, shall be mailed in the United States Post Office, addressed to each of the stockholders at the time of issuing the notice, and at his or her or its address last known, as the same appears on
<PAGE>

the books of the Corporation.

If all the stockholders of the Corporation shall waive notice of special meeting, no notice of such meetings shall be required, and whenever all the stockholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken.

The written certificate of the officer or officers calling any special meeting setting forth the substance of the notice, and the time and place of the mailing of the same to the several stockholders, and the respective addresses to which the same were mailed, shall be prima facie evidence of the manner and fact of the calling and giving of such notice.

If the address of any stockholder does not appear upon the books of the Corporation, it will be sufficient to address any notice to such stockholder at Carson City, Nevada.

SECTION 3. All business lawful to be transacted by the stockholders of the Corporation may be transacted at any special meeting or at any adjournment thereof. Only business, however, shall be acted upon at special meeting of the stockholders as shall have been referred to in the notice of special meeting; provided, however, that if 100% of all the outstanding capital stock of the Corporation is represented, either in person or by proxy, any lawful business may be transacted, and such meeting shall be valid for all purposes.

SECTION 4. At all stockholders' meeting, the holders of fifty percent (50%) in amount of the entire issued and outstanding capital stock of the Corporation shall constitute a quorum for all the purposes of such meeting.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend, in person or by proxy, at the time and place fixed by these Bylaws for any annual meeting, or fixed by a notice as above-provided for a special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn from time to time without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall be present, any business may be transacted which might have been transacted as originally called.
<PAGE>

SECTION 5. At each meeting of the stockholders, every stockholder shall be entitled to vote in person or by his or her duly authorized proxy appointed by instrument in writing subscribed by each stockholder by his or her duly authorized attorney. Each stockholder shall have one (1) vote for each share of stock standing registered in his or her name on the books of the Corporation, ten (10) days preceding the day of such meeting.

At each meeting of the stockholders, a full, true and complete list, in alphabetical order, of all the stockholders entitled to vote at such meeting, and indicating the number of shares held by each, certified by the secretary of the Corporation, shall be furnished, which list shall be prepared at least ten (10) days before such meeting, and shall be open to the inspection for the stockholders, or their agents or proxies, at the place where such meeting is to be held. Only the persons in whose name shares of stock are registered on the books of the Corporation for ten (10) days preceding the date of such meeting, as evidenced by the list of stockholders so furnished, shall be entitled to vote at such meeting. Proxies and powers of attorney to vote must be filed with the Secretary of the Corporation before an election or a meeting of stockholders, or they cannot be used at such election or meeting.

SECTION 6. At each meeting of the stockholders, the polls shall be opened and closed; the proxies and ballots issued, received, and be taken in charge of, for the purpose of the meeting, and all questions touching the qualifications of voters and validity of proxies, and the acceptance or rejection of votes, shall be decided by two (2) inspectors. Such inspectors shall be appointed at the meeting by the presiding officer of the meeting.

SECTION 7. At the stockholders' meeting, the regular order of business shall be as follows:

1. Reading and approval of the minutes of previous meeting or meetings;

2. Reports of the Board of Directors, the President, Treasurer and Secretary

of the Corporation in the order named;

<PAGE>

3. Reports of Committees;

4. Election of Directors;

5. Unfinished business;

6. New Business;

7. Adjournment.

ARTICLE II

DIRECTORS AND THEIR MEETINGS

SECTION 1. The Board of Directors of the Corporation shall consist of one director initially. Directors shall be chosen by the stockholders annually at the annual meeting of the Corporation and shall hold office for one (1) year, and until their successors are elected and qualify. The Directors of the Corporation may increase the number of Directors by majority vote of the Board. The Directors may appoint directors to newly created directorships with each newly elected director to serve until the Annual Meeting of Shareholders and until their successors are elected and qualified.

SECTION 2. When any vacancy occurs among the Directors by death, resignation, disqualification or other cause, the stockholders, at any regular or special meeting, or at any adjourned meeting thereof or the remaining directors, by the affirmative vote of a majority thereof, shall elect a successor to hold office for the unexpired portion of the term of the Director whose place shall have become vacant and until his or her successor shall have been elected and shall qualify.

SECTION 3. Meetings of the Directors may be held at the principal office of the Corporation in the state of Nevada, or elsewhere, at such place or places as the Board of Directors may from time to time, determine.

SECTION 4. Without notice or call, the Board of Directors shall hold its first meeting for the year immediately after the election of Directors at such annual meeting.

<PAGE>

Regular meetings of the Board of Directors shall be held as set by the Chairman of the Board. Notice of such regular meetings shall be mailed to each Director by the secretary at least three (3) days previous to the day fixed for such meetings, but no regular meeting shall be held void or invalid if such notice is not given, provided the meeting is held at the time and place fixed by the Chairman for holding such regular meetings.

Special meetings of the Board of Directors may be held on the call of the President or Secretary on at least one (1) day's notice via telephone or by facsimile.

Any meeting of the Board, no matter where held, at which all the members shall be present, even though without or of which notice shall have been present, shall be valid for all purposes unless otherwise indicated in the notice calling the meeting or in the waiver notice.

Any and all business may be transacted by any meeting of the Board of Directors, either regular or special.

SECTION 5. A majority of the Board of Directors in office shall constitute a quorum for the transaction of business, but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting, and no notice of such adjournment shall be required. The Board of Directors may prescribe rules not in conflict with these Bylaws for the conduct of its business.

SECTION 6. A Director need not be a stockholder of the Corporation.

SECTION 7. The Directors shall be allowed and paid all necessary expenses incurred in attending any meeting of the Board.

SECTION 8. The Board of Directors shall make a report to the stakeholders at annual meetings of the stockholders of the condition of the Corporation, and shall, on request, furnish each of the stockholders with a true and correct copy thereof.

The Board of Directors, in its discretion, may submit any contract or act for approval or ratification at any meeting of the stockholders called for the purpose of considering any such

<PAGE>

contract or act, which, if approved by or ratified by the vote of the holders of a majority of the capital stock represented in person or by proxy at such meeting, provided that a lawful quorum of stockholders be there represented in person or by proxy shall be valid and binding upon the Corporation and upon all the stock holders thereof, as if it had been approved or ratified by every stockholder of the Corporation.

SECTION 9. The Board of Directors may, by resolution passed by a majority of whole Board, designate an Executive Committee. This committee shall consist of two (2) or more members besides the President, who by virtue of his or her office, shall be a member of the committee and the chairman thereof. The Committee shall, in the interim between meetings of the Board, exercise all powers of that body in accordance with the general policy of the Corporation and under the direction of the Board of Directors. It shall also attend to and supervise all the financial operations of the Corporation, and shall examine and audit all the Corporation's accounts at the close of each fiscal year, and at such other times that it may deem necessary. The Secretary shall be the Secretary of the Committee and shall attend its meetings, and its meetings shall be held in the call of the President. All members of the Committee must be given at least two (2) days notice of meetings whether by mail or facsimile or by personal communication, either by telephone or otherwise. A majority of the members of the Committee shall constitute a quorum. The Committee shall keep due records of all meetings and actions of the Committee, and such records shall at all times be open to the inspection of any Director.

SECTION 10. The Board of Directors is vested with the complete and unrestrained authority in the management of all the affairs of the Corporation, and is authorized to exercise for such purpose as the General Agent of the Corporation, its entire corporate authority.

SECTION 11. The regular order of business at meetings of the Board of Directors shall be as follows:

1. Reading and approval of the minutes of any previous meeting or meetings;

2. Reports of officers and committee persons;

<PAGE>

3. Election of officers;

4. Unfinished business;

5. New business;

6. Adjournment.

ARTICLE III

OFFICERS AND THEIR DUTIES

SECTION 1. The Board of Directors, at its first meeting after the annual meeting of stockholders, shall elect a President, a Secretary and a Treasurer, to hold office for one (1) year next coming, and until their successors are elected and qualify. The President shall be a member of the Board of Directors. All officers, agents and factors shall be chosen and appointed in such matter and shall hold their office for such terms as the Board of Directors may by resolution prescribe.

SECTION 2. The President shall be the executive officer of the Corporation and shall have the supervision and, subject to the control of the Board of Directors, the direction of the Corporation's affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the Corporation. The President shall be a member of the Executive Committee, and the Chairman thereof; he or she shall preside at all meetings of the stockholders, and shall perform such other duties as shall be prescribed by the Board of Directors.

SECTION 3. The Vice President, if appointed, shall be vested with all the powers and perform all the duties in the absence or inability to act of the President, including the signing of Certificates of Stock issued by the Corporation, and he or she shall so perform such other duties as shall be prescribed by the Board of Directors.

SECTION 4. The Treasurer shall have custody of all the funds and securities of the Corporation. When necessary or proper, he or she shall endorse on behalf of the Corporation for collection checks, notes, and other obligations; he or she shall

<PAGE>

jointly with such other officer as shall be designated by these Bylaws, sign all checks made by the Corporation, and shall pay out and dispose of the same under the direction of the Board of Directors. The Treasurer shall sign with the President all bills of exchange and promissory notes of the Corporation; he or she shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities and such other property belonging to the Corporation as the Board of Directors shall designate; he or she shall sign all papers required by law or by these Bylaws or the Board of Directors to be signed by the Treasurer. Whenever required by the Board of Directors, the Treasurer shall render a statement of the Corporation's cash account; he or she shall enter regularly in the books of the Corporation to be kept by him or her for the purpose, full and accurate accounts of all monies received and paid by him of her on account of the Corporation. The Treasurer shall at all reasonable times exhibit the books of account to any Director of the Corporation during business hours, and shall perform all acts incident to the position of Treasurer subject to the control of the Board of Directors.

The Treasurer shall, if required by the Board of Directors, give bond to the Corporation conditioned for the faithful performance of all his or her duties as Treasurer in such sum, and with such security as shall be approved by the Board of Directors, the expense of such bond to be borne by the Corporation.

SECTION 5. The Board of Directors may appoint an Assistant Treasurer who shall have such powers and perform such duties as may be prescribed by the Treasurer of the Corporation or by the Board of Directors, and the Board of Directors may require the Assistant Treasurer to give a bond to the Corporation in such sum and with such security as it shall approve, and conditioned for the faithful performance of his or her duties as Assistant Treasurer, the expense of such bond to be borne by the Corporation.

SECTION 6. The Secretary shall keep the Minutes of all the meeting of the Board of Directors and the Minutes of all meetings of the stockholders and of the Executive Committee in the books provided for that purpose. The Secretary shall attend to the giving and serving of all notices of the Corporation; he or she may sign with the President or a Vice-President, in the

<PAGE>

name of the Corporation, all contracts authorized by the Board of Directors of Executive Committee; he or she shall have the custody of the corporate seal of the Corporation; he or she shall affix the corporate seal to all certificates of stock duly issued by the Corporation; he or she shall have charge of the Stock Certificate Books, Transfer Books and Stock Ledgers, and such other books and papers as the Board of Directors or the Executive Committee may direct, all of which shall at all reasonable times be open to the examination of any Director upon application at the office, in general, perform all the duties incident to the office of Secretary.

SECTION 7. The Board of Directors may appoint an Assistant Secretary who shall have such powers and perform such duties as may be prescribed by the Secretary or by the Board of Directors.

SECTION 8. Unless otherwise ordered by the Board of Directors, the President shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meetings of the stockholders of any Corporation in which the Corporation may hold stock, and at any such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock, and which as the new owner thereof, the Corporation might have the possessed and exercised if present. The Board of Directors, by resolution, from time to time, may confer like powers on any person or persons in place of the President to represent the Corporation for the purposes in this section mentioned.

ARTICLE IV

CAPITAL STOCK

SECTION 1. The capital stock of the Corporation shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

SECTION 2. Ownership of stock in the Corporation shall be evidenced by certificates of stock in forms as shall be prescribed by the Board of Directors, and shall be under the seal of the Corporation and signed by the President or the Vice President and also by the Secretary or an Assistant Secretary.

All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby with the

number of such shares represented thereby with the number of such shares and the date of issue shall be entered on the Corporation's books.

No certificates shall be valid unless it is signed by the President or Vice-President and the Secretary or Assistant Secretary.

All certificates surrendered to the Corporation shall be canceled and a new certificate shall be issued when the former certificate for the same number of shares shall have been surrendered or canceled.

SECTION 3. No transfer of stock shall be valid as against the Corporation except on surrender and cancellation of the certificate therefor, made either in person or under assignment, and a new certificate shall be issued therefor.

Whenever any transfer shall be expressed as made for collateral security and not absolutely, the same shall be so expressed in the entry of said transfer on the books of the Corporation.

SECTION 4. The Board of Directors shall have power and authority to make all such rules and regulations for inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation.

The Board of Directors may appoint a transfer agent and a registrar of transfers and may require all stock certificates to bear the signature of each transfer and such registrar of transfer.

SECTION 5. The Stock Transfer Books shall be closed for all meetings of the stockholders for a period of ten (10) days prior to such meetings and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors, and during such periods no stock shall be transferable.

SECTION 6. Any person or persons applying for a certificate of stock in lieu of one alleged to have been lost or destroyed, shall make affidavit or affirmation of the fact, and shall deposit with the Corporation an affidavit. Whereupon, at the end of six (6) months after the deposits of said affidavit and upon such person or persons giving Bond of Indemnity to the Corporation with surety to be approved by the Board of Directors in double the current value of the stock, against any damage, loss or inconvenience to the Corporation, which may or can arise in consequence of a new or duplicate certificate being issued in lieu of the one lost or missing, the Board of Directors may cause to be issued to such persons or person a new certificate, or a duplicate of the certificate lost or destroyed. The Board of Directors may, in its discretion, refuse to issue such new or duplicate certificates save upon the order of some court having jurisdiction in such matter, anything herein to the contrary notwithstanding.

ARTICLE V

OFFICE AND BOOKS

SECTION 1. The principal office of the Corporation in Nevada shall be at Carson City, Nevada, or such other place as the Board of Directors may designate, within Nevada or in any other state or territory.

SECTION 2. The Stock and Transfer Books of the Corporation shall be kept at its principal office for the inspection of all who are authorized or have right to see the same, and for the transfer of stock. All other books of the Corporation shall be kept at such places as may be prescribed by the Board of Directors.

A copy of the Bylaws, duplicate Stock Ledger, and Articles of Incorporation of the Corporation shall be kept at its principal office in the State of Nevada, and shall be subject to the inspection of any of the stockholders.

ARTICLE VI

MISCELLANEOUS

SECTION 1. The Board of Directors shall have power to reserve over and above the capital stock paid in, such an amount, in its discretion, as it may deem advisable to fix as a reserve fund, and may, from time to time, declare dividends from

<PAGE>

the accumulated profits of the Corporation in excess of the amounts reserved, and pay at the same time to stockholders of the Corporation, and may also, it deems the same advisable, declare stock dividends of the unissued capital stock.

SECTION 2. Unless otherwise ordered by the Board of Directors, all agreements and contracts shall be signed by the President and the Secretary in the name and on behalf of the Corporation, and shall have the corporate seal thereto attached.

SECTION 3. All monies of the Corporation shall be deposited when and as received by the Treasurer of such bank or banks or other depository as may from time to time be designated by the Board of Directors, and such deposits shall be made in the name of the Corporation.

SECTION 4. No note, draft, acceptance, endorsement or other evidence of indebtedness shall be valid or against the Corporation unless the same shall be signed by the President or Vice-President, and attested by a Secretary or an

Assistant Secretary, or signed by the Treasurer or an Assistant Treasurer and countersigned by the President, Vice-President or Secretary, except that the Treasurer or Assistant Treasurer may, without countersignature, sign payroll checks and make endorsements for deposit to the credit of the Corporation in all its duly authorized depositories. No check or order for money shall be signed in blank.

SECTION 5. No loan or advance of money shall be made by the Corporation to any stockholder or officer therein, unless the Board of Directors shall otherwise authorize.

SECTION 6. No Director nor executive officer shall be entitled to any salary or compensation for any services performed for the Corporation, unless such salary or compensation shall be fixed by resolution of the Board of Directors.

SECTION 7. The Corporation may take, acquire, hold, mortgage, sell, or otherwise deal in stocks or bonds or securities of any other Corporation, if and as often as the Board of Directors shall elect.

SECTION 8. The Directors shall have power to authorize and

<PAGE>

cause to be executed, mortgages and liens without limit as to amount upon the property and franchise of this Corporation, and pursuant to the affirmative vote, either in person or by proxy, or the holders of a majority of the capital stock issued and outstanding; the Directors shall have authority to dispose in any manner of the whole property of this Corporation.

SECTION 9. The Corporation shall have a corporate seal, the design thereof being as follows:

ARTICLE VII

AMENDMENT OF BYLAWS

Amendments and changes of these Bylaws may be made at any regular or special meeting of the Board of Directors by a vote of a majority of the Board, or may be made by a vote of, or a consent in writing signed by, the holders of 50% of the issued and outstanding capital stock.

<PAGE>

CERTIFICATE OF ADOPTION OF BYLAWS

MONEYFLOW SYSTEMS INTERNATIONAL, INC.

a Nevada corporation

Adoption of Board of Directors. The undersigned, being all of the members appointed in the Initial Minutes to act as the first Board of Directors for the above named Corporation (or being their duly appointed successors) hereby assent to the foregoing Bylaws, and adopt the same as the Bylaws of said Corporation.

IN WITNESS WHEREOF, we have hereunto set our hands this 31st day of May, 2001.

Name	Signature
Harold F. Schultz	/s/ Harold F. Schultz
James H. Coleman	/s/ James H. Coleman
Richard T. Scott	/s/ Richard T. Scott
Dale Tingley	/s/ Dale Tingley

Certificate by Secretary of Adoption by Directors

THIS IS TO CERTIFY:

That I am the duly elected, qualified and acting Secretary for the above-named Corporation and that the above and foregoing Bylaws were adopted as the Bylaws of said Corporation of the date set forth above by the persons appointed in the Initial Minutes to act as the first Board of Directors of said Corporation, or their duly appointed successors.

IN WITNESS WHEREOF, I have hereunto set my hand this 31st day of May, 2001.

/s/ Harold F. Schultz

Secretary

</TEXT>
</DOCUMENT>

EXHIBIT 3.1

2012 STOCK OPTION PLAN

EXHIBIT "B"

THE GREEN POLKADOT BOX, INC.

2012 STOCK OPTION PLAN

(As Adopted and Effective as of January 2, 2012)

TABLE OF CONTENTS

THE GREEN POLKADOT BOX, INC.
2012 STOCK OPTION PLAN

SECTION 1. PURPOSE.

The purpose of this Plan is to offer selected employees, directors and consultants an opportunity to acquire a proprietary interest in the success of the Company, or to increase such interest, to encourage such selected persons to remain in the employ of the Company and to attract new employees with outstanding qualifications by purchasing Shares of the Company's Common Stock. This Plan provides for both the direct award or sale of Shares and for the grant of Options to purchase Shares. Options granted under this Plan may include Non-Statutory Options as well as incentive stock options intended to qualify under section 422 of the Internal Revenue Code. This Plan is entered into in connection with that certain Plan of Conversion dated December 26, 2011 (the "Plan of Conversion") of The Green PolkaDot Box, LLC, a Utah limited liability company (the "LLC"), pursuant to which (i) Articles of Conversion were filed with the Utah Secretary of State on December 30, 2011 converting the LLC into a Utah corporation, and (ii) each option to purchase Common Units of the LLC (a "Unit Option") was converted into an option to purchase Shares of the Company upon the same terms and conditions as the Unit Option previously granted.

SECTION 2. DEFINITIONS.

(a) "***Board of Directors***" shall mean the Board of Directors of the Company, as constituted from time to time.

(b) "***Code***" shall mean the Internal Revenue Code of 1986, as amended.

(c) "***Committee***" shall mean a sole director or a committee of the Board of Directors that is authorized to administer this Plan under **Section 3**.

(d) "***Company***" shall mean THE GREEN POLKADOT BOX, INC., a Utah corporation.

(e) "***Disability***" shall mean that an Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment.

(f) "***Employee***" shall mean (i) any individual who is a common-law employee of the Company or of a Subsidiary, (ii) a member of the Board of Directors or (iii) a consultant who performs services for (or serves as an advisor to) the Company or a Subsidiary. Service as a member of the Board of Directors or as a consultant (including as an advisor) shall be considered employment for all purposes of this Plan, except as limited by the second sentence of **Section 4(a)**.

(g) "***Exercise Price***" shall mean the amount for which one Share may be purchased upon exercise of an Option, as specified by the Committee in the applicable Stock Option Agreement.

(h) "***Fair Market Value***" shall mean the fair market value of a Share, as determined by the Committee in good faith. Such determination shall be conclusive and binding on all persons.

(i) "***ISO***" shall mean an employee incentive stock option described in section 422(b) of the Code.

(j) "***Non-Statutory Option***" or "***NSO***" shall mean an employee stock option that is not an ISO.

(k) "***Offeree***" shall mean an individual to whom the Committee has offered the right to acquire Shares under this Plan (other than upon exercise of an Option).

(l) "***Option***" shall mean an ISO or Non-Statutory Option granted under this Plan and entitling its holder to purchase Shares.

(m) "***Optionee***" shall mean an individual who holds an Option.

(n) "***Plan***" shall mean this THE GREEN POLKADOT BOX, INC. 2012 STOCK OPTION PLAN.

(o) "***Purchase Price***" shall mean the consideration for which one Share may be acquired under this Plan (other than upon exercise of an Option), as specified by the Committee.

(p) "***Service***" shall mean service as an Employee.

(q) "***Share***" shall mean one share of Stock, as adjusted in accordance with **Section 9** (if applicable).

(r) "***Stock***" shall mean the Company's Common Stock, par value $0.001 per share.

(s) "***Stock Option Agreement***" shall mean the agreement between the Company and an Optionee that contains the terms, conditions and restrictions pertaining to such Optionee's Option.

(t) "***Stock Purchase Agreement***" shall mean the agreement between the Company and an Offeree who acquires Shares under this Plan that contains the terms, conditions and restrictions pertaining to the acquisition of such Shares.

(u) "***Subsidiary***" shall mean any corporation, of which the Company and/or one or more other Subsidiaries own not less than fifty percent (50%) of the total combined voting power of all classes of outstanding stock of such corporation. A corporation that attains the status of a Subsidiary on a date after the adoption of this Plan shall be considered a Subsidiary commencing as of such date.

SECTION 3. ADMINISTRATION.

(a) *Committee Membership*. This Plan shall be administered by the Committee, which shall consist of members of the Board of Directors. The members of the Committee shall be appointed by the Board of Directors. If no Committee has been appointed, then the entire Board of Directors shall constitute the Committee.

(b) *Committee Procedures*. The Board of Directors shall designate one of the members of the Committee as chairperson. The Committee may hold meetings at such times and places as the Committee shall determine. The acts of a majority of the Committee members present at meetings at which a quorum exists, or acts reduced to and approved in writing by all Committee members, shall be valid acts of the Committee.

(c) *Committee Responsibilities*. Subject to the provisions of this Plan, the Committee shall have full authority and discretion to take the following actions:

(i) To interpret this Plan and to apply its provisions;

(ii) To adopt, amend or rescind rules, procedures and forms relating to this Plan;

(iii) To authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of this Plan;

(iv) To determine when Shares are to be awarded or offered for sale and when Options are to be granted under this Plan;

(v) To select the Offerees and Optionees;

(vi) To determine the number of Shares to be offered to each Offeree or to be made subject to each Option;

(vii) To prescribe the terms and conditions of each award or sale of Shares, including (without limitation) the Purchase Price, and to specify the provisions of the Stock Purchase Agreement relating to such award or sale;

(viii) To prescribe the terms and conditions of each Option, including (without limitation) the Exercise Price, to determine whether such Option is to be classified as an ISO or as a Non-Statutory Option and to specify the provisions of the Stock Option Agreement relating to such Option;

(ix) To amend or terminate any outstanding Stock Purchase Agreement or Stock Option Agreement, subject to applicable legal restrictions and to the consent of the Offeree or Optionee who entered into such agreement;

(x) To determine the disposition of an Option in the event of an Optionee's divorce or dissolution of marriage;

(xi) To correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Stock Purchase Agreement and any Option;

(xii) To prescribe the consideration for the grant of each Option or other right under this Plan and to determine the sufficiency of such consideration; and

(xiii) To take all other actions deemed necessary or advisable for the administration of this Plan.

All decisions, interpretations and other actions of the Committee shall be final and binding on all Offerees, all Optionees and all persons deriving their rights from an Offeree or Optionee. No member of the Committee shall be liable for any action that such member has taken or has failed to take in good faith with respect to this Plan, any Option or any right to acquire Shares under this Plan.

(d) *Financial Reports*. To the extent required by applicable law, and not less often than annually, the Company shall furnish to Offerees, Optionees and shareholders who have received Stock under this Plan the Company's financial statements, including a balance sheet regarding the Company's financial condition and results of operations, unless such Offerees, Optionees or shareholders have duties with the Company that assure them access to equivalent information. Such financial statements need not be audited.

SECTION 4. ELIGIBILITY.

(a) *General Rule*. Only Employees, as defined in **Section 2(f)**, shall be eligible for designation as Offerees or Optionees by the Committee. In addition, only individuals who are employed as common-law employees by the Company or a Subsidiary shall be eligible for the grant of ISOs.

(b) *Ten-Percent Shareholders*. An Employee who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company or any of its Subsidiaries shall not be eligible for designation as an Offeree or Optionee unless (i) the Exercise Price for an ISO (and a NSO to the extent required by applicable law) is at least one hundred ten percent (110%) of the Fair Market Value of a Share on the date of grant, and (ii) in the case of an ISO, such ISO by its terms is not exercisable after the expiration of five (5) years from the date of grant.

(c) *Attribution Rules*. For the purposes of subsection (b) above, in determining stock ownership, an Employee shall be deemed to own the Stock owned, directly or indirectly, by or for such Employee's brothers, sisters, spouse, ancestors and lineal descendants. Stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust shall be deemed to be owned proportionately by or for its shareholders, partners or beneficiaries. Stock with respect to which such Employee holds an option shall not be counted.

(d) *Outstanding Stock*. For the purposes of subsection (b) above, "**outstanding stock**" shall include all stock actually issued and outstanding immediately after the grant. "**Outstanding stock**" shall not include shares authorized for issuance under outstanding options held by the Employee or by any other person.

SECTION 5. STOCK SUBJECT TO PLAN.

(a) *Basic Limitation*. Shares offered under this Plan shall be authorized but unissued Shares. The aggregate number of Shares that may be issued under this Plan shall not exceed fifteen million (15,000,000) Shares, subject to adjustment pursuant to **Section 9**. The number of Shares that are subject to Options or other rights outstanding at any time under this Plan shall not exceed the number of Shares that then remain available for issuance under this Plan. The Company, during the term of this Plan, shall at all times reserve and keep available a sufficient number of Shares to satisfy the requirements of this Plan.

(b) *Additional Shares*. In the event that any outstanding Option or other right for any reason expires or is canceled or otherwise terminated, the Shares allocable to the unexercised portion of such Option or other right shall be available again for the purposes of this Plan.

SECTION 6. TERMS AND CONDITIONS OF AWARDS OR SALES.

(a) *Stock Purchase Agreement*. Each award or sale of Shares under this Plan (other than upon exercise of an Option) shall be evidenced by a Stock Purchase Agreement between the Offeree and the Company, in a form adopted and approved by the Committee. Such award or sale shall be subject to all applicable terms and conditions of this Plan and may be subject to other terms and conditions that are not inconsistent with this Plan and that the Committee deems appropriate for inclusion in a Stock Purchase Agreement. The provisions of the various Stock Purchase Agreements entered into under this Plan need not be identical.

(b) *Duration of Offers and Nontransferability of Rights*. Any right to acquire Shares under this Plan (other than an Option) shall expire automatically if the Offeree fails to exercise such right within thirty (30) days after the date on which the Committee first communicated to the Offeree the grant of such right. Such right shall not be transferable and shall be exercisable only by the Offeree to whom such right was granted.

(c) *Purchase Price*. The Purchase Price of Shares authorized for issuance under this Plan shall not be less than eighty-five percent (85%) of the Fair Market Value of a Share on the date of grant, except as otherwise provided in **Section 4(b)**. Subject to the preceding sentence, the Purchase Price shall be determined by the Committee in its sole discretion. The Purchase Price shall be payable in a form described in **Section 8**.

(d) *Withholding Taxes*. As a condition to the purchase of Shares, the Offeree shall make such arrangements as the Committee may require for the satisfaction of any federal, state, local or foreign withholding tax obligation that may arise in connection with such exercise.

SECTION 7. TERMS AND CONDITIONS OF OPTIONS.

(a) *Stock Option Agreement*. Each grant of an Option under this Plan shall be evidenced by a Stock Option Agreement between the Optionee and the Company, in a form adopted and approved by the Committee. Such Option shall be subject to all applicable terms and conditions of this Plan and may be subject to other terms and conditions that are not inconsistent with this Plan and that the Committee deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under this Plan need not be identical.

(b) *Number of Shares*. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option and shall provide for the adjustment of such number in accordance with **Section 8**. The Stock Option Agreement also shall specify whether the Option is an ISO or a Non-Statutory Option.

(c) *Exercise Price*. Each Stock Option Agreement shall specify the Exercise Price. The Exercise Price of an ISO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant. To the extent required by applicable law, the Exercise Price of a Non-Statutory Option shall not be less than eighty-five percent (85%) of the Fair Market Value of a Share on the date of grant. Subject to the preceding two sentences, the Exercise Price under any Option shall be determined by the Committee in its sole discretion. The Exercise Price shall be payable in a form described in **Section 8**.

(d) *Withholding Taxes*. As a condition to the exercise of an Option, the Optionee shall make such arrangements as the Committee may require for the satisfaction of any federal, state, local or foreign withholding tax obligation that may arise in connection with such exercise. The Optionee also shall make such arrangements as the Committee may require for the satisfaction of any federal, state, local or foreign withholding tax obligation that may arise in connection with the disposition of Shares acquired by exercising an Option.

(e) *Exercisability*. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable. The exercisability of any Option shall be determined by the Committee in its sole discretion.

(f) *Term*. The Stock Option Agreement shall specify the term of the Option. The term shall not exceed ten (10) years from the date of grant, or five (5) years for ten percent (10%) shareholders as provided in **Section 4(b)**. Subject to the preceding sentence, the Committee in its sole discretion shall determine when an Option is to expire.

(g) *Nontransferability*. No Option shall be transferable by the Optionee other than by will or by the laws of descent and distribution. An Option may be exercised during the lifetime of the Optionee only by the Optionee or by the Optionee's guardian or legal representative. No Option or interest therein may be transferred, assigned, pledged or hypothecated by the Optionee during the Optionee's lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process.

(h) *Exercise of Options Upon Termination of Service*. Each Option shall set forth the extent to which the Optionee shall have the right to exercise the Option following termination of the Optionee's Service. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options issued pursuant to this Plan and may reflect distinctions based on the reasons for termination of employment. Notwithstanding the foregoing, and to the extent required by applicable law, each Option shall provide that the Optionee shall have the right to exercise the vested portion of any Option held at termination of Service for at least thirty (30) days following such termination of Service for any reason and that the Optionee shall have the right to exercise the Option for at least six (6) months if the Optionee's Service terminates due to death or Disability.

(i) *No Rights as a Shareholder*. An Optionee, or a transferee of an Optionee, shall have no rights as a shareholder with respect to any of the Shares covered by an Option until the date of the issuance of a stock certificate for such Shares.

(j) *Modification, Extension and Assumption of Options*. Within the limitations of this Plan, the Committee may modify, extend or assume outstanding Options or may accept the cancellation of outstanding Options (whether granted by the Company or another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price or for other consideration.

(k) *Restrictions on Transfer of Shares*. No Shares issued upon exercise of an Option may be sold or otherwise transferred or disposed of by the Optionee during the one hundred eighty (180) day period following the effective date of a registration statement covering securities of the Company filed under the Securities Act of 1933, as amended. Subject to the preceding sentence, Shares issued upon exercise of an Option shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine. Such restrictions shall be set forth in the applicable Stock Option Agreement and shall apply in addition to all restrictions that may apply to holders of Shares generally.

SECTION 8. PAYMENT FOR SHARES.

(a) *General Rule*. The entire Purchase Price or Exercise Price of Shares issued under this Plan shall be payable in lawful money of the United States of America at the time when such Shares are purchased, except as provided in subsections (b), (c) and (d) below.

(b) *Surrender of Stock*. To the extent that a Stock Option Agreement so provides, payment may be made in whole or in part with Shares that either the Optionee or the Optionee's representative owned previously for any time specified by the Committee and that are surrendered to the Company in good form for transfer. Such Shares shall be valued at their Fair Market Value on the date when the new Shares are purchased under this Plan.

(c) *Services Rendered*. In the discretion of the Committee, Shares may be awarded pursuant to this Plan as consideration for services rendered to the Company or a Subsidiary before the award.

(d) *Promissory Notes*. To the extent that a Stock Option Agreement or Stock Purchase Agreement so provides, payment may be made in whole or in part with a full recourse promissory note executed by the Optionee or Offeree. The Committee in its sole discretion shall determine the interest rate and other terms and conditions of such full recourse promissory note. The Committee may require that the Optionee or Offeree pledge such Optionee's or Offeree's Shares to the Company for the purpose of securing the payment of such full recourse promissory note. In no event shall the stock certificate(s) evidencing such Shares be released to the Optionee or Offeree until such full recourse promissory note is paid in full.

(e) *Cashless Exercise*. To the extent that a Stock Option Agreement so provides and a public market for the Shares exists, payment may be made all or in part by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price.

SECTION 9. ADJUSTMENT OF SHARES.

(a) *General*. In the event of a subdivision of the outstanding Stock, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the value of Shares, a combination or consolidation of the outstanding Stock into a lesser number of Shares, a recapitalization, a reclassification or a similar occurrence, the Committee shall make appropriate adjustments in one or more of (i) the number of Shares available for future grants under **Section 5**, (ii) the number of Shares covered by each outstanding Option or (iii) the Exercise Price under each outstanding Option.

(b) *Reorganizations*. If the Company is a party to a merger or reorganization, outstanding Options shall be subject to the agreement of merger or reorganization.

(c) *Reservation of Rights*. Except as provided in this **Section 9**, an Optionee or an Offeree shall have no rights by reason of (i) any subdivision or consolidation of shares of stock of any class, (ii) the payment of any dividend or (iii) any other increase or decrease in the number of shares of stock of any class. Any issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or Exercise Price of Shares subject to an Option. The grant of an Option pursuant to this Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of the Company's capital or business structure, to merge or consolidate or to dissolve, liquidate, sell or transfer all or any part of the Company's business or assets.

SECTION 10. LEGAL REQUIREMENTS.

Shares shall not be issued under this Plan unless the issuance and delivery of such Shares complies with (or is exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations and the regulations of any stock exchange on which the Company's securities then may be listed.

SECTION 11. NO EMPLOYMENT RIGHTS.

No provision of this Plan or any right or Option granted under this Plan shall be construed to give any person any right to become, to be treated as or to remain an Employee. The Company and its Subsidiaries reserve the right to terminate any person's Service at any time and for any reason.

SECTION 12. DURATION AND AMENDMENTS.

(a) *Term of this Plan*. This Plan, as set forth herein, shall become effective on the date of its adoption by the Board of Directors, subject to the approval of the Company's shareholders. If the Company's shareholders fail to approve this Plan within twelve (12) months after its adoption by the Board of Directors, then all Option grants already made shall be null and void, and no additional Option grants shall be made after such date. This Plan shall terminate automatically ten (10) years after its adoption by the Board of Directors and may be terminated on any earlier date pursuant to subsection (b) below.

(b) *Right to Amend or Terminate this Plan*. The Board of Directors may amend this Plan at any time and from time to time and may terminate this Plan at any time before the termination date set forth under subsection (a) above. Rights and obligations under any right or Option granted before amendment of this Plan shall not be materially altered or impaired adversely by such amendment, except with consent of the person to whom the right or Option was granted. An amendment of this Plan shall be subject to the approval of the Company's shareholders only to the extent required by applicable laws, regulations or rules.

(c) *Effect of Amendment or Termination*. No Shares shall be issued or sold under this Plan after the termination thereof, except upon exercise of an Option granted before such termination. The termination of this Plan, or any amendment thereof, shall not affect Shares previously issued or any Option previously granted under this Plan.

SECTION 13. EXECUTION.

To record the adoption of this Plan by the Board of Directors, the Company has caused its authorized officers to execute this Plan as of January 2, 2012.

THE GREEN POLKADOT BOX, INC.

By:____________________________
Rod A. Smith, President

By:____________________________
Andrew Smith, Secretary

EXHIBIT 3.2

FORM OF INCENTIVE STOCK OPTION AGREEMENT

INCENTIVE STOCK OPTION AGREEMENT

Pursuant to the

2012 Stock Option Plan

of

GREEN POLKADOT BOX INCORPORATED

THIS INCENTIVE STOCK OPTION AGREEMENT (the "Agreement"), is made as of [INSERT DATE] (the "Effective Date") by and between GREEN POLKADOT BOX INCORPORATED, a Nevada corporation with offices at 629 Quality Drive, Suite 103, American Fork, Utah 84003 (the "COMPANY"), and [INSERT NAME OF OPTION HOLDER], whose address is set forth on the signature page below (the "OPTIONEE"), pursuant to the COMPANY's 2012 Stock Option Plan (the "Plan").

The Board of Directors of the COMPANY has adopted the Plan as of January 2, 2012 to which this Agreement and the options granted hereunder (the "Options") are subject, and the Board of Directors of the COMPANY has determined that it is to the advantage and in the best interest of the COMPANY and its stockholders to grant the Option provided for herein to OPTIONEE as an inducement to remain in the service of the COMPANY as a full-time employee, and as an incentive for increased effort during such service.

1. *Grant of Option.* The COMPANY grants to OPTIONEE the right and option to purchase from the COMPANY, on the terms and conditions hereinafter set forth, all or any part of an aggregate of [INSERT NUMBER OF OPTIONS] shares (the "Option Shares") of the authorized Common Stock of the COMPANY in accordance with the schedule attached hereto and incorporated herein by this reference as Exhibit "A." The Options are exercisable at the purchase price per share set forth in Exhibit "A" hereto (being not less than the fair market value per share of said stock on the date hereof) as OPTIONEE may from time to time elect, exercisable on or after the Effective Date hereof until the date(s) set forth in Exhibit "A" (the "Terminal Date"), all in accordance with the schedule attached hereto and marked Exhibit "A." No partial exercise of such Option may be for less than 100 full Option Shares, unless the number purchased is the total number at the time purchasable under the Option. In no event shall the COMPANY be required to transfer fractional shares to OPTIONEE. This Agreement and the Option granted hereunder are subject to the Plan, a copy of which is attached hereto and incorporated herein by reference as Exhibit "B."

2. *Method of Exercise.* The Option granted hereunder shall be exercisable, from the Effective Date, as hereinabove provided, by written notice that shall;

(i) state the election to exercise the Option, the number of Option Shares in respect of which it is being exercised, the person in whose name the Option Shares are to be issued (if the Option Shares are issued to individuals), the names, addresses, and Social Security Numbers of such persons;

(ii) contain such representations and agreements as to the holder's investment intent with respect to such Option Shares of Common Stock as are required by law or as may be satisfactory to the COMPANY's counsel;

(iii) be signed by the person or persons entitled to exercise the Option and, if the Option is being exercised by any person or persons other than OPTIONEE, be accompanied by proof, satisfactory to counsel for the COMPANY, of the right of such person or persons to exercise the Option; and

(iv) be accompanied by a payment for the purchase price of those Option Shares with respect to which the Option is being exercised in the form of cash or check.

3. ***Issuing of Stock Certificates.*** The certificate or certificates for the Option Shares as to which the Option shall be exercised shall be registered in the name of the person or persons exercising the Option and delivered to OPTIONEE. The COMPANY shall not be required to transfer or deliver any certificate or certificates for the Option Shares purchased upon exercise of the Option granted hereunder until (a) compliance with the terms of this Agreement, and (b) compliance with all then applicable requirements of law.

4. ***Stock Subject to the Option.*** The COMPANY shall set aside the number of Option Shares subject to be granted upon exercise of this Option which the COMPANY now holds as authorized and unissued shares. If the Option should expire or become unexercisable for any reason without having been exercised in full, the unpurchased Option Shares which were subject thereto shall be free from any restrictions occasioned by this Option Agreement. If the COMPANY has been listed on a stock exchange, the COMPANY will not be required to issue or deliver any certificate or certificates for shares to be issued hereunder until such shares have been listed (or authorized for listing upon official notice of issuance) upon each stock exchange on which outstanding shares of the same class may then be listed and until the COMPANY has taken such steps as may, in the opinion of counsel for the COMPANY, be required by law and applicable regulations, including the rules and regulations of the Securities and Exchange Commission, and state blue sky laws and regulations, in connection with the issuance or sale of such Option Shares. The COMPANY will use its best efforts to comply with any such requirements forthwith upon the exercise of the Option.

5. ***Termination of Option.*** The Option and all rights granted hereunder to the extent such rights shall not have been exercised, shall terminate and become null and void on the Terminal Date or sooner if OPTIONEE ceases to be in the continuous serivce of the COMPANY (whether by resignation, dismissal, or otherwise, as defined in the Plan) as an employee, except that: (a) in the event of termination of such service for any reason other than death or the permanent disability of OPTIONEE, as defined in

Section 22(e)(3) of the Internal Revenue Code, as amended and as presently in effect (the "Code"), OPTIONEE may at any time within a period of 90 days thereafter exercise the Option granted hereunder to the extent such Option was exercisable by OPTIONEE on the date of the termination of such service; (b) in the event of death or the permanent disability of OPTIONEE while in the service of the COMPANY as an employee, the Option granted hereunder, to the extent that OPTIONEE was entitled to exercise such Option on the date of OPTIONEE's disability, may be exercised within one year after such termination as a result of death or disability by OPTIONEE or the person or persons to whom OPTIONEE's rights under the Option granted hereby shall pass by will or by the applicable laws of descent and distribution; and (c) in the event of retirement, as defined in the Plan, OPTIONEE may at any time within a period of three months thereafter exercise the Option granted hereunder to the extent such Option was exercisable by OPTIONEE on the date of the termination of employment. Notwithstanding anything herein to the contrary, however, the Option and all rights herein granted shall in all events terminate and become null and void on the Terminal Date. The Board of Directors of the COMPANY or the Committee established under the Plan shall have the right to extend the term of the Option.

6. ***Limitation Upon Transfer***. During the lifetime of OPTIONEE, the Option and all rights granted hereunder shall be exercisable only by OPTIONEE, and except as in Section 5 otherwise provided, the Option and all rights granted hereunder shall not be transferred, assigned, pledged, or hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment, or similar process. Upon any attempt to transfer, assign, pledge, hypothecate, or otherwise dispose of such Option or of such rights contrary to the provisions hereof, or upon the levy of any attachment or similar process upon such Option or such rights, such Option and such rights shall immediately become null and void.

7. ***Option Shares Subject to Transfer Restrictions.***

7.1 ***General Restrictions.*** OPTIONEE shall not be entitled to sell, pledge, hypothecate, gift, or transfer any of the Option Shares in any manner except pursuant to the terms of this Agreement and in accordance with the provisions of applicable federal and state securities laws. Unless the Option Shares are registered with the Securities and Exchange Commission, OPTIONEE shall not be entitled to sell, pledge, hypothecate, gift, or transfer any of the Option Shares in any manner without having first received an opinion of counsel to the COMPANY that such proposed sale, pledge, hypothecation, gift, or transfer is exempt from the registration requirements of the Securities Act of 1933, as amended. OPTIONEE acknowledges that certificates representing the Option Shares shall be subject to a legend substantially in the form below:

> *The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. These securities may not be offered for sale, sold, or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to our satisfaction.*

7.2 Transfers for Estate Planning Purposes Permitted. OPTIONEE shall have the right at any time and from time to time during his lifetime, subject to the conditions set forth in this Subsection 7.2 as set forth below:

(i) to create a trust or trusts and transfer thereto Option Shares or any part thereof as the corpus of said trust or trusts, with whomever OPTIONEE chooses as the trustee or trustees on the condition that said trustees agree to be bound by the terms of this Agreement, so long as the named beneficiaries of said trust or trusts shall be OPTIONEE, OPTIONEE's spouse, parents, lineal descendants, spouses of lineal descendants, and/or siblings (hereinafter referred to as "Family Members"); and/or

(ii) to gift Option Shares to a Family Member who agrees in writing to be bound by the terms and conditions of this Agreement following written approval of the Board; and/or

(iii) to create a corporation, limited liability company, or limited partnership and transfer thereto Option Shares or any part thereof in exchange for evidence of ownership of such entity so long as the holders of a controlling interest in the evidences of ownership of such entity shall be a Shareholder and/or a Family Member.

7.3 Lock-Up. OPTIONEE agrees that the Option Shares shall be subject to a lock-up as follows:

(i) OPTIONEE shall not be entitled to sell, pledge, hypothecate, gift, or transfer any of the Option Shares until December 31, 2013; and

(ii) during each calendar quarter commencing on January 1, 2014 and ending on December 31, 2015, OPTIONEE shall be entitled to sell, pledge, hypothecate, gift, or transfer up to 12.5% of the Option Shares.

The Board of Directors of the Company shall have the right to waive the lock-up restrictions contained in this Section 7.3.

8. ***Condition of Confidentiality.*** In order to be entitled to exercise the Options granted hereunder, OPTIONEE must keep the existence and the terms of this Option strictly confidential. OPTIONEE agrees not to disclose the terms thereof to any person other than his spouse and professional advisors (accountants, lawyers, estate planners, etc.), conditioned upon such professional advisors being bound by similar provisions of confidentiality.

9. ***Stock as Investment.*** By accepting this Option, OPTIONEE acknowledges for OPTIONEE or any heirs and legatees, that any and all Option Shares purchased hereunder shall be acquired for investment and not for distribution, and upon the transfer of any or all of the Option Shares subject to the Option granted hereunder, OPTIONEE, or heirs or legatees receiving such Option Shares, shall deliver to the

COMPANY a representation in writing that such Option Shares are being acquired in good faith for investment and not for distribution.

10. ***Reclassification, Consolidation, or Merger.*** In the event of any change in the Common Stock of the COMPANY subject to the Option granted hereunder, through merger, consolidation, reorganization, recapitalization, stock split, stock dividend, or other change in the corporate structure, appropriate adjustment shall be made by the COMPANY in the number of Option Shares subject to such Option and the price per share; provided, however, that in accordance with the provisions of Section 425(a) of the Code, a new Option may be substituted for the Option granted hereunder or such Option may be assumed by an employer corporation, or a parent or subsidiary of such corporation, in connection with any transaction to which such Section is applicable. Upon the dissolution or liquidation of the COMPANY other than in connection with a transaction to which such Section is applicable, the Option granted hereunder shall terminate and become null and void, but OPTIONEE shall have the right immediately prior to such dissolution or liquidation to exercise the Option granted hereunder to the full extent not before exercised.

11. ***Right as Stockholder.*** Neither OPTIONEE nor his executors, administrators, heirs or legatees, shall be or have any rights or privileges of a stockholder of the COMPANY in respect of the Option Shares transferable upon exercise of the Option granted hereunder, unless and until certificates representing such Option Shares shall have been endorsed, transferred, and delivered and the transferee has caused his name to be entered as the stockholder of record on the books of the COMPANY.

12. ***Notices.*** Any notice to be given under the terms of this Agreement shall be addressed to the COMPANY in care of its Secretary at the main offices for the transaction of its business, and any notice to be given to OPTIONEE shall be addressed to OPTIONEE at the address set forth on the signature page below, or at such other place as either party may hereafter designate in writing to the other. Any such notice shall be deemed duly given when enclosed in a properly sealed envelope or wrapper addressed as herein required, certified and deposited (postage and certification prepaid) in a post office regularly maintained by the United States Government.

13. ***Benefits of Agreement.*** This Agreement shall inure to the benefit of and be binding upon each successor of the COMPANY. All obligations imposed upon OPTIONEE and all rights granted to the COMPANY under this Agreement shall be binding upon OPTIONEE's heirs, legal representatives, and successors. This Agreement shall be the sole and exclusive source of any and all rights that OPTIONEE, OPTIONEE's heirs, legal representatives, or successors may have in respect to the Plan or any options or Common Stock granted or issued thereunder, whether to OPTIONEE, or to any other person.

14. ***Internal Revenue Code.*** All Options granted hereunder are granted pursuant to the Internal Revenue Code, as amended, as it is in force and effect at the date of grant.

15. ***Resolution of Disputes.*** Any dispute or disagreement which should arise under, or as a result of, or in any way relate to, the interpretation, construction, or application of this Agreement will be determined in good faith by the Board of Directors of the COMPANY.

IN WITNESS WHEREOF, the COMPANY and OPTIONEE have executed this INCENTIVE STOCK OPTION AGREEMENT as of [INSERT DATE].

GREEN POLKADOT BOX INCORPORATED
a Nevada corporation

By: ______________________________
Rod A. Smith, President

By: ______________________________
Andrew Smith, Secretary

OPTIONEE:

____
[INSERT NAME OF OPTION HOLDER]

ADDRESS:

____

____

____

EXHIBIT "A"

INCENTIVE STOCK OPTION AGREEMENT

EXERCISE SCHEDULE

Pursuant to the
2012 Stock Option Plan of

GREEN POLKADOT BOX INCORPORATED

The [INSERT NUMBER OF OPTIONS] Options granted pursuant to the foregoing INCENTIVE STOCK OPTION AGREEMENT shall be exercisable by [INSERT NAME OF OPTION HOLDER] when vested as follows on the date, for the [INSERT NUMBER OF OPTIONS], and at the exercise price indicated below:

Vesting Date	Number of Options	Exercise Price	Terminal Date

EXHIBIT 3.3

FORM OF NON-STATUTORY STOCK OPTION AGREEMENT

NON-STATUTORY STOCK OPTION AGREEMENT

Pursuant to the

2012 Stock Option Plan

of

GREEN POLKADOT BOX INCORPORATED

THIS NON-STATUTORY STOCK OPTION AGREEMENT (the "Agreement"), is made as of [INSERT DATE] (the "Effective Date") by and between GREEN POLKADOT BOX INCORPORATED, a Utah corporation with offices at 629 Quality Drive, Suite 103, American Fork, Utah 84003 (the "COMPANY"), and [INSERT NAME OF OPTION HOLDER], whose address is set forth on the signature page below ("OPTIONEE"), pursuant to the COMPANY's 2012 Stock Option Plan (the "Plan").

The Board of Directors of the COMPANY has adopted the Plan as of January 2, 2012 to which this Agreement and the option granted hereunder (the "Option") are subject, and the Board of Directors of the COMPANY has determined that it is to the advantage and in the best interest of the COMPANY and its stockholders to grant the Option provided for herein to OPTIONEE as an inducement to remain in the service of the COMPANY as a consultant, and as an incentive for increased effort during such service.

1. *Grant of Option.* The COMPANY grants to OPTIONEE the right and option to purchase from the COMPANY, on the terms and conditions hereinafter set forth, all or any part of an aggregate of [INSERT NUMBER OF OPTIONS] shares (the "Option Shares") of the authorized Common Stock of the COMPANY in accordance with the schedule attached hereto and incorporated herein by this reference as Exhibit "A." The Options are exercisable at the purchase price per share set forth in Exhibit "A" hereto (being not less than the fair market value per share of said stock on the date hereof) as OPTIONEE may from time to time elect, exercisable on or after the Effective Date hereof until the date(s) set forth in Exhibit "A" (the "Terminal Date"), all in accordance with the schedule attached hereto and marked Exhibit "A." No partial exercise of such Option may be for less than 100 full Option Shares, unless the number purchased is the total number at the time purchasable under the Option. In no event shall the COMPANY be required to transfer fractional shares to OPTIONEE. This Agreement and the Option granted hereunder are subject to the Plan, a copy of which is attached hereto and incorporated herein by reference as Exhibit "B."

2. *Method of Exercise.* The Option granted hereunder shall be exercisable, from the Effective Date, as hereinabove provided, by written notice that shall;

(i) state the election to exercise the Option, the number of Option Shares in respect of which it is being exercised, the person in whose name the Option

Shares are to be issued (if the Option Shares are issued to individuals), the names, addresses, and Social Security Numbers of such persons;

(ii) contain such representations and agreements as to the holder's investment intent with respect to such Option Shares of Common Stock as are required by law or as may be satisfactory to the COMPANY's counsel;

(iii) be signed by the person or persons entitled to exercise the Option and, if the Option is being exercised by any person or persons other than OPTIONEE, be accompanied by proof, satisfactory to counsel for the COMPANY, of the right of such person or persons to exercise the Option; and

(iv) be accompanied by a payment for the purchase price of those Option Shares with respect to which the Option is being exercised in the form of cash or check.

3. ***Issuing of Stock Certificates.*** The certificate or certificates for the Option Shares as to which the Option shall be exercised shall be registered in the name of the person or persons exercising the Option and delivered to OPTIONEE. The COMPANY shall not be required to transfer or deliver any certificate or certificates for the Option Shares purchased upon exercise of the Option granted hereunder until (a) compliance with the terms of this Agreement, and (b) compliance with all then applicable requirements of law.

4. ***Stock Subject to the Option.*** The COMPANY shall set aside the number of Option Shares subject to be granted upon exercise of this Option which the COMPANY now holds as authorized and unissued shares. If the Option should expire or become unexercisable for any reason without having been exercised in full, the unpurchased Option Shares which were subject thereto shall be free from any restrictions occasioned by this Option Agreement. If the COMPANY has been listed on a stock exchange, the COMPANY will not be required to issue or deliver any certificate or certificates for shares to be issued hereunder until such shares have been listed (or authorized for listing upon official notice of issuance) upon each stock exchange on which outstanding shares of the same class may then be listed and until the COMPANY has taken such steps as may, in the opinion of counsel for the COMPANY, be required by law and applicable regulations, including the rules and regulations of the Securities and Exchange Commission, and state blue sky laws and regulations, in connection with the issuance or sale of such Option Shares. The COMPANY will use its best efforts to comply with any such requirements forthwith upon the exercise of the Option.

5. ***Termination of Option.*** The Option and all rights granted hereunder to the extent such rights shall not have been exercised, shall terminate and become null and void on the Terminal Date. The Board of Directors of the COMPANY or the Committee established under the Plan shall have the right to extend the term of the Option.

6. ***Limitation Upon Transfer.*** During the lifetime of OPTIONEE, the Option and all rights granted hereunder shall be exercisable only by OPTIONEE, and except as

in Section 5 otherwise provided, the Option and all rights granted hereunder shall not be transferred, assigned, pledged, or hypothecated in any way (whether by operation of law or otherwise), and shall not be subject to execution, attachment, or similar process. Upon any attempt to transfer, assign, pledge, hypothecate, or otherwise dispose of such Option or of such rights contrary to the provisions hereof, or upon the levy of any attachment or similar process upon such Option or such rights, such Option and such rights shall immediately become null and void.

7. *Option Shares Subject to Transfer Restrictions.*

7.1 *General Restrictions.* OPTIONEE shall not be entitled to sell, pledge, hypothecate, gift, or transfer any of the Option Shares in any manner except pursuant to the terms of this Agreement and in accordance with the provisions of applicable federal and state securities laws. Unless the Option Shares are registered with the Securities and Exchange Commission, OPTIONEE shall not be entitled to sell, pledge, hypothecate, gift, or transfer any of the Option Shares in any manner without having first received an opinion of counsel to the COMPANY that such proposed sale, pledge, hypothecation, gift, or transfer is exempt from the registration requirements of the Securities Act of 1933, as amended. OPTIONEE acknowledges that certificates representing the Option Shares shall be subject to a legend substantially in the form below:

> *The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. These securities may not be offered for sale, sold, or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to our satisfaction.*

7.2 *Transfers for Estate Planning Purposes Permitted.* OPTIONEE shall have the right at any time and from time to time during his lifetime, subject to the conditions set forth in this Subsection 7.2 as set forth below:

(i) to create a trust or trusts and transfer thereto Option Shares or any part thereof as the corpus of said trust or trusts, with whomever OPTIONEE chooses as the trustee or trustees on the condition that said trustees agree to be bound by the terms of this Agreement, so long as the named beneficiaries of said trust or trusts shall be OPTIONEE, OPTIONEE's spouse, parents, lineal descendants, spouses of lineal descendants, and/or siblings (hereinafter referred to as "Family Members"); and/or

(ii) to gift Option Shares to a Family Member who agrees in writing to be bound by the terms and conditions of this Agreement following written approval of the Board; and/or

(iii) to create a corporation, limited liability company, or limited partnership and transfer thereto Option Shares or any part thereof in exchange for evidence of ownership of such entity so long as the holders of a controlling interest in the evidences of ownership of such entity shall be a Shareholder and/or a Family Member.

7.3 *Lock-Up.* OPTIONEE agrees that the Option Shares shall be subject to a lock-up as follows:

(i) OPTIONEE shall not be entitled to sell, pledge, hypothecate, gift, or transfer any of the Option Shares until December 31, 2013; and

(ii) during each calendar quarter commencing on January 1, 2014 and ending on December 31, 2015, OPTIONEE shall be entitled to sell, pledge, hypothecate, gift, or transfer up to 12.5% of the Option Shares.

The Board of Directors of the Company shall have the right to waive the lock-up restrictions contained in this Section 7.3.

8. *Condition of Confidentiality.* In order to be entitled to exercise the Options granted hereunder, OPTIONEE must keep the existence and the terms of this Option strictly confidential. OPTIONEE agrees not to disclose the terms thereof to any person other than his spouse and professional advisors (accountants, lawyers, estate planners, etc.), conditioned upon such professional advisors being bound by similar provisions of confidentiality.

9. *Stock as Investment.* By accepting this Option, OPTIONEE acknowledges for OPTIONEE or any heirs and legatees, that any and all Option Shares purchased hereunder shall be acquired for investment and not for distribution, and upon the transfer of any or all of the Option Shares subject to the Option granted hereunder, OPTIONEE, or heirs or legatees receiving such Option Shares, shall deliver to the COMPANY a representation in writing that such Option Shares are being acquired in good faith for investment and not for distribution.

10. *Reclassification, Consolidation, or Merger.* In the event of any change in the Common Stock of the COMPANY subject to the Option granted hereunder, through merger, consolidation, reorganization, recapitalization, stock split, stock dividend, or other change in the corporate structure, appropriate adjustment shall be made by the COMPANY in the number of Option Shares subject to such Option and the price per share; provided, however, that in accordance with the provisions of Section 425(a) of the Code, a new Option may be substituted for the Option granted hereunder or such Option may be assumed by an employer corporation, or a parent or subsidiary of such corporation, in connection with any transaction to which such Section is applicable. Upon the dissolution or liquidation of the COMPANY other than in connection with a transaction to which such Section is applicable, the Option granted hereunder shall terminate and become null and void, but OPTIONEE shall have the right immediately prior to such dissolution or liquidation to exercise the Option granted hereunder to the full extent not before exercised.

11. *Right as Stockholder.* Neither OPTIONEE nor his executors, administrators, heirs or legatees, shall be or have any rights or privileges of a

stockholder of the COMPANY in respect of the Option Shares transferable upon exercise of the Option granted hereunder, unless and until certificates representing such Option Shares shall have been endorsed, transferred, and delivered and the transferee has caused his name to be entered as the stockholder of record on the books of the COMPANY.

12. *Notices.* Any notice to be given under the terms of this Agreement shall be addressed to the COMPANY in care of its Secretary at the main offices for the transaction of its business, and any notice to be given to OPTIONEE shall be addressed to OPTIONEE at the address set forth on the signature page below, or at such other place as either party may hereafter designate in writing to the other. Any such notice shall be deemed duly given when enclosed in a properly sealed envelope or wrapper addressed as herein required, certified and deposited (postage and certification prepaid) in a post office regularly maintained by the United States Government.

13. *Benefits of Agreement.* This Agreement shall inure to the benefit of and be binding upon each successor of the COMPANY. All obligations imposed upon OPTIONEE and all rights granted to the COMPANY under this Agreement shall be binding upon OPTIONEE's heirs, legal representatives, and successors. This Agreement shall be the sole and exclusive source of any and all rights that OPTIONEE, OPTIONEE's heirs, legal representatives, or successors may have in respect to the Plan or any options or Common Stock granted or issued thereunder, whether to OPTIONEE, or to any other person.

14. *Resolution of Disputes.* Any dispute or disagreement which should arise under, or as a result of, or in any way relate to, the interpretation, construction, or application of this Agreement will be determined in good faith by the Board of Directors of the COMPANY.

(The remainder of this page is intentionally blank; the signature page follows.)

IN WITNESS WHEREOF, the COMPANY and OPTIONEE have executed this NON-STATUTORY STOCK OPTION AGREEMENT as of [INSERT DATE].

GREEN POLKADOT BOX INCORPORATED
a Utah corporation

By: ______________________________
Rod A. Smith, *President*

By: ______________________________
Andrew Smith, *Secretary*

OPTIONEE:

____
[INSERT NAME OF OPTION HOLDER]

ADDRESS:

____

____

____

EXHIBIT "A"

NON-STATUTORY STOCK OPTION AGREEMENT

EXERCISE SCHEDULE

Pursuant to the
2012 Stock Option Plan of

GREEN POLKADOT BOX INCORPORATED

The [INSERT NUMBER OF OPTIONS] Options granted pursuant to the foregoing NON-STATUTORY STOCK OPTION AGREEMENT shall be exercisable by [INSERT NAME OF OPTION HOLDER] when vested as follows:

Vesting Date	Number of Options	Exercise Price	Terminal Date

EXHIBIT 3.4

FORM OF WARRANT

NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THIS WARRANT IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREUNDER AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.

GREEN POLKADOT BOX INCORPORATED

COMMON STOCK PURCHASE WARRANT NO. _________

Dated: April 5, 2013

GREEN POLKADOT BOX INCORPORATED, a corporation organized and existing under the laws of the State of Nevada (the "Company"), hereby certifies that, for value received, [INSERT NAME] or its registered assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase shares of Common Stock (the "Shares") from the Company up to a total of [INSERT NUMBER OF WARRANTS] Shares (each such Share, a "Warrant Share" and all such Shares, the "Warrant Shares") at an exercise price equal to $[INSERT EXERCISE PRICE] per Warrant Share (hereinafter this Common Stock Purchase Warrant is referred to as the "Warrant" or the "Warrants"). The Warrants may be exercised through and including [INSERT EXPIRATION DATE] (the "Expiration Date"). This Warrant is subject to the following additional terms and conditions:

1. Registration of Warrant; Registration of Transfers and Exchanges.

(a) The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, and the Company shall not be affected by notice to the contrary.

(b) The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address for notice specified in Section 9 along with an opinion of counsel to the Holder reasonably acceptable to the Company that such transfer may be made without compliance with Federal and state securities laws. Upon any such registration or transfer, a new warrant to purchase Shares, in substantially the form of this Warrant (any such new warrant, a "New Warrant"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance of such transferee of all of the rights and obligations of a holder of a Warrant.

(c) This Warrant is exchangeable, upon the surrender hereof by the Holder to the office of the Company at its address for notice specified in Section 9 for one or more New Warrants, evidencing in the aggregate the right to purchase the number of Warrant Shares which may then be purchased hereunder. Any such New Warrant will be dated the date of such exchange.

2. Duration, Exercise and Redemption of Warrants.

(a) This Warrant shall be exercisable by the registered Holder on any business day before 5:00 P.M., Utah time, at any time and from time to time on or after the date hereof to and including the Expiration Date. At 5:00 P.M., Utah time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

(b) Subject to Sections 1(c) and 5, upon surrender of this Warrant, with the Form of Election to Purchase attached hereto duly completed and signed, to the Company at its address for notice set forth in Section 9 and upon payment of the Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder, in lawful money of the United States of America, in cash or by certified or official bank check or checks, all as specified by the Holder in the Form of Election to Purchase, the Company shall promptly (but in no event later than five business days after the Date of Exercise, as defined herein) issue or cause to be issued and cause to be delivered to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate for the Warrant Shares issuable upon such exercise. Any person so designated by the Holder to receive Warrant Shares shall be deemed to have become a holder of record of such Warrant Shares as of the Date of Exercise of this Warrant. A "Date of Exercise" means the date on which the Company shall have received (i) this Warrant (or any New Warrant, as applicable), with the Form of Election to Purchase attached hereto (or attached to such New Warrant) appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares so indicated by the holder hereof to be purchased.

(c) This Warrant shall be exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares. If less than all of the Warrant Shares which may be purchased under this Warrant are exercised at any time, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares for which no exercise has been evidenced by this Warrant.

3. Payment of Taxes. The Company will pay all documentary stamp taxes attributable to the issuance of Warrant Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder, and the Company shall not be required to issue or cause to be issued or deliver or cause to be delivered the certificates for Warrant Shares unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

4. Replacement of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and indemnity, if reasonably satisfactory to it. Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable charges as the Company may prescribe.

5. Reservation of Warrant Shares. The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued Shares, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders (taking into account the adjustments and restrictions of Section 6). The Company covenants that all Warrant Shares that shall be so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and non-assessable.

6. Certain Adjustments. The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 6. Upon each such adjustment of the Exercise Price pursuant to this Section 6, the Holder shall thereafter prior to the Expiration Date be entitled to purchase, at the Exercise Price resulting from such adjustment, the number of Warrant Shares obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of Warrant Shares issuable upon exercise of this Warrant immediately prior to such adjustment and dividing the product thereof by the Exercise Price resulting from such adjustment.

(a) If the Company, at any time while this Warrant is outstanding, (i) shall pay a stock dividend or otherwise make a distribution or distributions on Shares of its Common Stock (as defined below) or on any other class of capital stock (and not the Shares) payable in Common Stock, (ii) subdivide outstanding Shares of Common Stock into a larger number of Shares, or (iii) combine outstanding Shares of Common Stock into a smaller number of Shares, the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding before such event and of which the denominator shall be the number of Shares of Common Stock (excluding treasury Shares, if any) outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of Members entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination, and shall apply to successive subdivisions and combinations.

(b) In case of any reclassification of the Shares, any consolidation or merger of the Company with or into another person, the sale or transfer of all or substantially all of the assets of the Company in which the consideration therefor is equity or equity equivalent securities or any compulsory share exchange pursuant to which the Shares are converted into other securities or property, then the Holder shall have the right thereafter to exercise this Warrant only into the Shares and other securities and property receivable upon or deemed to be held by holders of Shares following such reclassification, consolidation, merger, sale, transfer or share exchange, and the Holder shall be entitled upon such event to receive such amount of securities or property of the Company's business combination partner equal to the amount of Warrant Shares such Holder would have been entitled to had such Holder exercised this Warrant immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the Holder the right to receive the securities or property set forth in this Section 6(b) upon any exercise following any such reclassification, consolidation, merger, sale, transfer or share exchange.

(c) If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Shares (and not to holders of this Warrant) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, excluding those referred to in Sections 6(a), (b), and (d), then in each such case the Exercise Price shall be determined by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of Members entitled to receive such distribution by a fraction of which the denominator shall be the Exercise Price determined as of the record date mentioned above, and of which the numerator shall be such Exercise Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding Share as determined by a nationally recognized or major regional investment banking firm or firm of independent certified public accountants of recognized standing (which, in all events, may be the firm that regularly examines the financial statements of the Company) (an "Appraiser") mutually selected in good faith by the holders of a majority in interest of the Warrants then outstanding and the Company. Any determination made by the Appraiser shall be final.

(d) For the purposes of this Section 6, the following clauses shall also be applicable:

(i) <u>Record Date</u>. In case the Company shall take a record of the holders of its Shares for the purpose of entitling the holders of Shares (A) to receive a dividend or other distribution payable in Shares or in securities convertible or exchangeable into Shares of Common Stock, or (B) to subscribe for or purchase Shares or securities convertible or exchangeable into Shares of Common Stock, then such record date shall be deemed to be the date of the issue or sale of the Shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(ii) <u>Treasury Shares</u>. The number of Shares of Common Stock outstanding at any given time shall not include Shares owned or held by or for the account of the Company, and the disposition of any such Shares shall be considered an issue or sale of Shares.

(e) All calculations under this Section 6 shall be made to the nearest cent or the nearest 1/100th of a Share, as the case may be.

(f) If:

(i) the Company shall declare a dividend (or any other distribution) on its Shares; or

(ii) the Company shall declare a special nonrecurring cash dividend on or a redemption of its Shares; or

(iii) the Company shall authorize the granting to all holders of the Shares rights or warrants to subscribe for or purchase any Shares of any class or of any rights; or

(iv) the approval of any Members of the Company shall be required in connection with any reclassification of the Shares of the Company, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Shares is converted into other securities, cash or property; or

(v) the Company shall authorize the voluntary dissolution, liquidation or winding up of the affairs of the Company;

then the Company shall cause to be mailed to each Holder at their last addresses as they shall appear upon the Warrant Register, at least 30 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of Shares of record shall be entitled to exchange their Shares of Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding up; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

7. Payment of Exercise Price. The Holder may exercise this Warrant by tendering to the Company cash or certified or official bank check or checks in an amount calculated by multiplying the Exercise Price per Share by the number of Warrant Shares the Holder desires to purchase.

8. Fractional Shares. The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares, which shall be issuable upon the exercise of this Warrant, shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8, be issuable on the exercise of this Warrant, the Company shall, at its option, (i) pay an amount in cash equal to the Exercise Price multiplied by such fraction or (ii) round the number of Warrant Shares issuable, up to the next whole number.

9. Notices. Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the business day following the date of mailing, if sent by internationally recognized overnight courier service, or (ii) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be to the persons and at the addresses indicated on the signature page of this Warrant. Either party may change the address to which notices are to be sent by delivering notice to the other party in accordance with this Section 9.

10. Warrant Agent.

(a) The Company shall serve as warrant agent under this Warrant. Upon 30 days' notice to the Holder, the Company may appoint a new warrant agent.

(b) Any business entity into which the Company or any new warrant agent may be merged or any business entity resulting from any consolidation to which the Company or any new warrant agent shall be a party or any business entity to which the Company or any new warrant agent transfers substantially all of its transfer agent services business shall be a successor warrant agent under this Warrant without any further act. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

11. Miscellaneous.

(a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Warrant may be amended only in writing signed by the Company and the Holder.

(b) Subject to Section 11(a), above, nothing in this Warrant shall be construed to give to any person or corporation other than the Company and the Holder any legal or equitable right, remedy or cause under this Warrant; this Warrant shall be for the sole and exclusive benefit of the Company and the Holder.

(c) This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Utah without regard to the principles of conflicts of law thereof.

(d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(e) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

(The remainder of this page is intentionally blank; the signature page follows.)

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

GREEN POLKADOT BOX INCORPORATED

By: ________________________
Rod A. Smith, President

AGREED AND ACCEPTED:

____
[INSERT NAME]

____
(Street Address)

____
(City, State, and Zip Code)

FORM OF ELECTION TO PURCHASE
(To be executed by the Holder to exercise the right
to purchase Shares of Common Stock under the foregoing Warrant)

To: GREEN POLKADOT BOX INCORPORATED

In accordance with the Warrant enclosed with this Form of Election to Purchase, the undersigned hereby irrevocably elects to purchase __________ Shares of Common Stock ("Shares") of GREEN POLKADOT BOX INCORPORATED and encloses herewith $________________ in cash or certified or official bank check or checks, which sum represents the aggregate Exercise Price (as defined in the Warrant) for the number of Shares of Common Stock to which this Form of Election to Purchase relates, together with any applicable taxes payable by the undersigned pursuant to the Warrant.

The undersigned requests that certificates for the Shares of Common Stock issuable upon this exercise be issued in the name of

Print name and address: ______________________________________

____

____

____

Print social security or
tax identification number: ______________________________________

If the number of Shares of Common Stock issuable upon this exercise shall not be all of the Shares of Common Stock which the undersigned is entitled to purchase in accordance with the enclosed Warrant, the undersigned requests that a New Warrant (as defined in the Warrant) evidencing the right to purchase the Shares of Common Stock not issuable pursuant to the exercise evidenced hereby be issued in the name of and delivered to:

Print name and address: ______________________________________

____

____

____

IN WITNESS WHEREOF, this Election to Purchase has been executed by the undersigned as of the date indicated below.

Dated: ______________

Name of Holder: ______________________________________

Signature: ______________________________________

By (if entity): ______________________________________

Name (if entity): ______________________________________

Title (if entity): ______________________________________

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

ASSIGNMENT OF WARRANT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto the transferee identified below the right represented by the within Warrant to purchase ____________________ Shares of Common Stock of GREEN POLKADOT BOX INCORPORATED to which the within Warrant relates and appoints the Secretary of GREEN POLKADOT BOX INCORPORATED attorney to transfer said right on the books of GREEN POLKADOT BOX INCORPORATED with full power of substitution in the premises.

Dated: ______________

Name of Holder: ________________________________

Signature: ________________________________

By (if entity): ________________________________

Name (if entity): ________________________________

Title (if entity): ________________________________

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

In the presence of:

____
(Signature of Witness)

____
(Printed Name of Witness)

Name and Address of Transferee: ____

____

____

Tax Identification Number of Transferee: ____

EXHIBIT 6.1

AMENDED AND RESTATED CONVERTIBLE SECURED PROMISSORY NOTE AND LOAN AGREEMENT DATED APRIL 5, 2013 BETWEEN WILLIAM ROBERTS AND GREEN POLKADOT BOX INCORPORATED

GREEN POLKADOT BOX INCORPORATED

AMENDED AND RESTATED
CONVERTIBLE SECURED PROMISSORY NOTE AND LOAN AGREEMENT

April 5, 2013

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

FOR VALUE RECEIVED, GREEN POLKADOT BOX INCORPORATED, a Nevada corporation whose address is 629 East Quality Drive, Suite 103, American Fork, Utah 84003 (the "Company"), promises to pay to WILLIAM ROBERTS, whose address is 5260 Western Avenue, Chevy Chase, MD 20815, or his registered assigns (the "Holder"), and the parties agree as hereinafter set forth:

Section 1. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Note, (i) capitalized terms not otherwise defined herein shall have the meanings set forth herein, and (ii) the following terms shall have the following meanings:

1.1 "Account" shall mean the Company's bank account as follows:

Bank:	Central Bank
Bank Address:	1 North Main, Spanish Fork, UT 84660
ABA Number:	124300327
Account Name:	The Green Polkadot Box
Account Number:	61124723

1.2 "Bankruptcy Event" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof, (b) there is commenced against the Company or any Significant

Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement, (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment, (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors, (f) the Company or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts or (g) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

1.3 "Business Day" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of Utah are authorized or required by law or other governmental action to close.

1.4 "Conversion Price" means $2.70 per share of Common Stock of the Company, subject to adjustment as set forth in Section 6.3 below.

1.5 "Interest" shall mean the sum accruing on the Principal at the rate of 12% per annum as more fully set forth in Section 3 below.

1.6 "Maturity Date" shall mean April 5, 2016.

1.7 "Note" shall mean the instrument represented by this Amended and Restated Convertible Secured Promissory Note and Loan Agreement dated April 5, 2013, which supersedes and extinguishes the Prior Note.

1.8 "Notice of Conversion" means the written notice sent to the Company by the Holder pursuant to which the Holder notifies the Company that he desires to convert all or any portion of the Principal of or accrued but unpaid Interest on this Notice into shares of Common Stock of the Company.

1.9 "Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

1.10 "Principal" shall mean $1,350,000, including (i) $500,000 of Principal advanced on April 9, 2012, (ii) $500,000 advanced on October 22, 2012 pursuant to the terms of the Prior Note, (iii) $300,000 advanced on February 21, 2013, and (iv) $50,000 to be advanced as of the date of this Note.

1.11 "Prior Note" shall mean that certain that certain Convertible Secured Promissory Note and Loan Agreement dated February 21, 2013, which is superseded by this Note and extinguished hereby.

Section 2. Interest.

2.1 Accrual and Payment of Interest. Interest on the aggregate unconverted and then outstanding principal amount of this Note shall accrue and be payable at 12% per annum ("Interest") on the Principal from the date of the advance of any portion of the Principal. All accrued but unpaid Interest on the Principal shall be payable at Maturity.

2.2 Interest Calculations. Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30-calendar day periods, and shall accrue daily commencing on the Issue Date until payment in full of the outstanding principal, together with all accrued and unpaid Interest, and other amounts which may become due hereunder, has been made. Interest shall cease to accrue with respect to any principal amount converted. Interest hereunder will be paid to the Person in whose name this Note is registered on the records of the Company regarding registration and transfers of this Note.

Section 3. Maturity.

3.1 Payment at Maturity. The Company agrees to pay the total Principal and all accrued but unpaid Interest on the Maturity Date or such earlier date in accordance with the provisions of Section 3.2 below.

3.2 Prepayment. The Company may prepay all or any portion of this Note prior to the Maturity Date without penalty. The Company shall give the Holder 30 days' notice of any such prepayment, and the Holder may exercise the conversion rights set forth in Section 6 below prior to the expiration of the 30-day period prior to the prepayment.

Section 4. Investment Representation and Registration; Transfers.

4.1 Investment Representations. This Holder represents and warrants that he is an "accredited investor," as that term is defined in Regulation D promulgated under the Securities Act of 1933.

4.2 Transfer. This Note may be transferred to another Person at the option of the Holder upon presentment of this Note to the Company for transfer on the Company's register of Promissory Notes (the "Note Register"). No service charge will be payable for such registration of transfer or exchange.

4.3 Reliance on Note Register. Prior to due presentment for transfer to the Company of this Note, the Company and any agent of the Company may treat the Person in whose name this Note is duly registered on the Company's Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

<u>Section 5.</u> **<u>Security</u>.** This Note is secured as set forth in that certain Security Agreement entered into simultaneously with this Note, a copy of which is attached hereto and incorporated herein by the reference as Exhibit "A" (the "Security Agreement").

<u>Section 6.</u> **<u>Conversion of Note</u>.**

6.1 Any portion of the Principle of this Note and any portion of the accrued but unpaid Interest on this Note are convertible into shares of Common Stock (the "Conversion Shares") of the Company at any time prior to the Maturity Date, at the sole option of the Holder upon delivery of written notice (the "Conversion Notice") by the Holder to the Company. The Conversion Notice shall state the amount of Principal and Interest the Holder desires to convert. The number of Conversion Shares issuable to the Holder shall be the total of the Principal and Interest to be converted, as stated in the Conversion Notice, divided by the Conversion Price.

6.2 At any time prior to Maturity, the Holder may demand that the Company use its best efforts to amend its Articles of Incorporation to provide for a class of Preferred Stock into which this Note may be converted at the option of the Holder at the Conversion Price. The Holder and the Company agree that such class of Preferred Stock shall have voting rights equal to the voting rights of Common Stock, shall be convertible into shares of Common Stock on a one-to-one basis, shall bear a cumulative dividend equal to 6% per annum, shall be redeemable at the option of the Company at the Conversion Price plus the payment of all accrued but unpaid dividends, and such other terms and conditions as the Company and the Holder agree upon as a result of good faith negotiations regarding any such additional rights, privileges, and preferences.

6.3 If at any time prior to the close of business on April 5, 2014, the Company shall issue or cause to be issued rights or warrants to acquire or otherwise sell or distribute Shares of Common Stock for a consideration per Share less than the Conversion Price then in effect, then, forthwith upon such issue or sale, the Conversion Price shall be reduced to such lower conversion price or issue price per Share. After April 5, 2014, if, at any time while this Note is outstanding, the Company shall issue or cause to be issued rights or warrants to acquire or otherwise sell or distribute Shares of Common Stock to all holders of Shares for a consideration per Share less than the Conversion Price then in effect, then, forthwith upon such issue or sale, the Conversion Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (i) an amount equal to the sum of (A) the number of Shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Conversion Price, and (B) the consideration, if any, received or receivable by the Company upon such issue or sale by (ii) the total number of Shares of Common Stock outstanding immediately after such issue or sale.

<u>Section 7.</u> **<u>Events of Default</u>.**

7.1 "<u>Event of Default</u>" means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) a default in the payment of the principal amount of this Note or any accrued Interest on this Note, as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise) which default is not cured within five Business Days following such due date;

(ii) the Company shall fail to observe or perform any other covenant or agreement contained in this Note or the Security Agreement, which failure is not cured, if possible to cure, within 20 Business Days after notice of such failure sent by the Holder or by any other Holder to the Company; or

(iii) the Company shall be subject to a Bankruptcy Event.

7.2 Remedies Upon Event of Default. Upon the occurrence of an Event of Default referred to in Section 7.1(i) and (ii), the Holder, by 10 Business Days' notice in writing given to the Company (during which time, the Company may cure such Event of Default), may declare the entire principal amount then outstanding of, and accrued Interest on, this Note to be due and payable immediately, and upon any such declaration the same shall become and be due and payable immediately, without presentment, demand, protest, or other formalities of any kind, all of which are expressly waived by the Borrower. Upon the occurrence of an Event of Default referred to in Section 7.1(iii), the principal amount then outstanding of, and the accrued Interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest, or other formalities of any kind, all of which are hereby expressly waived by the Borrower.

Section 8. Miscellaneous.

8.1 Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder shall be in writing and delivered personally, by e-mail or facsimile transmission as set forth on the signature page hereof, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, or such other facsimile number, e-mail address, or mailing address as the Company may specify for such purposes by notice to the Holder delivered in accordance with this Section 8.1. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile or e-mail transmission, or sent by a nationally recognized overnight courier service addressed to the Holder at the facsimile number or e-mail address set forth on the signature page hereof or at address of the Holder set forth in the introductory paragraph of this Note above. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or e-mail transmission at the facsimile number or e-mail address set forth on the signature page hereof prior to 5:30 p.m. (Utah time) on any date, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or e-mail transmission at the facsimile number or e-mail address set forth on the signature page hereof hereto on a day that is not a Business Day or later than 5:30 p.m. (Utah time) on any Business Day, (iii) the second Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (iv) upon actual receipt by the party to whom such notice is required to be given.

8.2 Absolute Obligation. Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and accrued Interest, as applicable, on this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Company.

8.3 Lost or Mutilated Note. If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, reasonably satisfactory to the Company.

8.4 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Utah, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of this Note (whether brought against a party hereto or his or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the Salt Lake City, Utah (the "Utah Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Utah Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Utah Courts, or such Utah Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

8.5 Waiver and Amendments. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note on any other occasion. Any waiver by the Company or the Holder must be in writing. This Note may be modified or amended or the provisions hereof waived with the written consent of the Company and Holders of a majority in principal amount of the then outstanding Notes.

8.6 Severability. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any Interest or other amount deemed Interest due hereunder violates the applicable law governing usury, the applicable rate of Interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or Interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

8.7 Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

8.8 Headings. The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

Section 9. Right of First Refusal. During the period from the date hereof until such time as this Note is repaid in full, the Company grants to the Holder the right of first refusal on any new extraordinary financing opportunities offered by the Company ("New Financing"). In such case, the Company will notify the Holder in writing of the proposed terms of any New Financing and the Holder will have three Business Days to accept the terms set forth in the notice. If the Holder does not reply within three Business Days from the notice, the Holder will be deemed to have waived his right to participate in the New Financing that was the subject of the notice.

IN WITNESS WHEREOF, the Company and the Holder have executed this Note as of April 5, 2013.

THE COMPANY:	**THE HOLDER:**
GREEN POLKADOT BOX INCORPORATED	
By: ______________________ Rod A. Smith, President	______________________ **WILLIAM ROBERTS**
Fax Number: ______________	Fax Number: ______________
E-Mail Address: ______________	E-Mail Address: ______________

EXHIBIT 6.2

AMENDED AND RESTATED SECURITY AGREEMENT DATED APRIL 5, 2013 BETWEEN WILLIAM ROBERTS AND GREEN POLKADOT BOX INCORPORATED

EXHIBIT "A"

AMENDED AND RESTATED SECURITY AGREEMENT

THIS AMENDED AND RESTATED SECURITY AGREEMENT (this "Agreement") is entered into as of April 5, 2013 by and between GREEN POLKADOT BOX INCORPORATED, a Nevada corporation whose address is 629 East Quality Drive, Suite 103, American Fork, Utah 84003 (hereinafter referred to as "Debtor"), and WILLIAM ROBERTS, whose address is 5260 Western Avenue, Chevy Chase, MD 20815 (hereinafter referred to as "Secured Party").

RECITALS:

WHEREAS, Secured Party has previously loaned $1,300,000 to the Debtor and has agreed to loan an addition $50,000 to the Debtor on the date of this Agreement for a total loan of $1,350,000 (the "Loan") to Debtor in accordance with the terms of that certain Amended and Restated Convertible Secured Promissory Note and Loan Agreement in favor of Secured Party dated April 5, 2013 (the "Note"), a copy of which is attached hereto as Exhibit "A" and incorporated herein by this reference; and

WHEREAS, in consideration of the Loan, Debtor has agreed to grant to Secured Party a security interest in the inventory of Debtor (the "Inventory"), whether now existing or hereafter acquired at any time prior to repayment of the Loan and all interest thereon, and any and all proceeds received by the Company from the Inventory of Debtor (the "Collateral") as security for the payment by Debtor of the Note; and

WHEREAS, Secured Party has wired the additional $50,000 of the Loan to Debtor's bank account on the date of this Agreement as set forth in the Note (the "Account");

NOW THEREFORE, in consideration of their mutual promises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

AGREEMENT:

1. *Grant and Perfection of Security Interest in the Collateral.*

1.1 Conditioned upon the execution of this Agreement and the Note by the parties and the receipt of the, Debtor grants to Secured Party a security interest in $1,350,000 of the Collateral.

1.2 Debtor agrees to execute and deliver to Secured Party a Uniform Commercial Code Financing Statement on Form UCC-1 (the "Financing Statement") with respect to $1,350,000 of the Collateral, in form and content acceptable to Secured Party. Debtor shall thereafter immediately file the Financing Statement with the Secretary of State of Nevada and Utah.

2. *Preservation of the Collateral and Other Covenants.*

2.1 Secured Party may at any time examine the Collateral and the books and records of Debtor with reference thereto.

2.2 At all times hereunder, Debtor shall keep the Collateral free of all tax liens and other involuntary liens and shall not lend, use, deliver or otherwise dispose of or transfer any interest in the Collateral, other than in the ordinary course of business, without the written consent of Secured Party.

2.3 Prior to the repayment in full of the Loan, Debtor shall not do any of the following without the prior resolution of the Board of Directors either at a duly convened meeting of the Board of Directors or by unanimous written consent of the Board of Directors:

(i) make any extraordinary debt repayment in excess of $50,000;

(ii) pay any extraordinary compensation (e.g. a bonus) or pay any accrued or deferred compensation in excess of $50,000; or

(iii) pay any extraordinary creditor or vendor obligations that are not in the ordinary course of business in excess of $50,000.

3. **Release of the Security Interest.** Concurrently with the payment of full by Debtor of the Note (or the conversion of the Note into shares of Common Stock or Preferred Stock of the Company), provided that Debtor is not then in default under the terms of the Note or this Agreement, Secured Party agrees, to execute all documents and take any action necessary or appropriate to release the security interest of Secured Party in the Collateral.

4. *Default.*

4.1 The occurrence of any of the following shall constitute an event of default by Debtor:

(i) failure of Debtor to make payments when due as required by the Promissory Note,

(ii) a material breach by Debtor of this Agreement, including but limited to failure to maintain the Minimum Inventory, or

(iii) filing of a bankruptcy, insolvency or receivership by or against Debtor, which is not dismissed/released within 30 days after issuance.

5. *Remedies upon Default.*

5.1 Upon the occurrence of an event of default by Debtor, Secured Party, at his option, may, following 30 days written notice to Debtor, declare all amounts secured herein immediately due and payable. If the Promissory Note is not repaid in full when due, including all interest thereon, Debtor may take possession of and exercise his rights with respect to the Collateral.

5.2 Secured Party may also, in lieu thereof, require that Debtor sell the Inventory that constitutes the Collateral hereunder on terms and conditions determined by Secured Party to an unrelated, third-party buyer selected by Secured Party, but which results in Secured Party receiving payment in full of all sums then remaining due under the Note.

6. Miscellaneous.

6.1 Time, and each of the terms, covenants and conditions hereof, are hereby declared to be the essence of this contract. No waiver of any existing default shall be deemed to waive any subsequent default and all of the Secured Party's rights hereunder are cumulative and not alternative.

6.2 All rights of the Secured Party hereunder shall inure to the benefit of Secured Party's successors and assigns and all obligations of Debtor shall bind Debtor's successors or assigns.

6.3 This Agreement shall be governed by, and construed in accordance with, the laws of the State of Utah.

6.4 The prevailing party in any dispute shall be entitled to recover costs and reasonable attorneys' fees as determined by the trier of fact.

6.5 This Amended and Restated Security Agreement replaces and supersedes an earlier executed Security Agreement dated October 22, 2012 and constitutes the entire agreement between the parties concerning the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of April 5, 2013.

SECURED PARTY:	**DEBTOR:**
	GREEN POLKADOT BOX INCORPORATED
______________________	By: ______________________
WILLIAM ROBERTS	Rod A. Smith, President

EXHIBIT 6.3

AMENDED AND RESTATED CONVERTIBLE PROMISSORY NOTE DATED JULY 18, 2013 BETWEEN ROBERT WILLIAM CORL III AND GREEN POLKADOT BOX INCORPORATED

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

Issue Date: July 18, 2013 $600,000.00

AMENDED AND RESTATED
CONVERTIBLE PROMISSORY NOTE
DUE DECEMBER 31, 2013

FOR VALUE RECEIVED, GREEN POLKADOT BOX INCORPORATED, a Nevada corporation (the "Company"), promises to pay to ROBERT WILLIAM CORL III or his registered assigns (the "Holder"), or shall have paid pursuant to the terms hereunder, the principal sum of $600,000 on December 31, 2013 (the "Maturity Date") or such earlier date as this Amended and Restated Promissory Note (this "Note") is required or permitted to be repaid as provided hereunder, and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Note in accordance with the provisions hereof. This Note supersedes and amends that certain Convertible Promissory Note dated November 30, 2012 (the "November 2012 Note"), pursuant to which the Holder advanced $300,000 to the Company (the "Original Principal"). This Note, which governs the extension of the repayment of the Original Principal from June 30, 2013 to the Maturity Date and the advance by the Holder as of the date hereof of an additional $300,000 (the "Additional Principal"), is subject to the following terms and conditions:

1. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Note, (a) capitalized terms not otherwise defined herein shall have the meanings set forth herein, and (b) the following terms shall have the following meanings:

1.1 "Bankruptcy Event" means any of the following events: (a) the Company or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Company or any Significant Subsidiary thereof, (b) there is commenced against the Company or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within sixty days after commencement, (c) the Company or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Company or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within sixty calendar days after such appointment, (e) the Company or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors, (f) the Company or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts or (g) the Company or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

1.2 "Business Day" means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

1.3 "Common Stock" shall mean the Company's common stock.

1.4 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

1.5 "Issue Date" means the date of the first issuance of the Note set forth on the cover page of this Note, regardless of any transfers of the Note and regardless of the number of instruments which may be issued to evidence such Note.

1.6 "Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

1.7 "Principal" means the Original Principal advanced pursuant to the terms of the November 2012 Note and the Additional Principal advanced pursuant to the terms hereof for a total of $600,000.

1.8 "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2. Interest.

2.1 Payment of Interest. Interest on the aggregate unconverted and then outstanding principal amount of this Note shall, subject to the following paragraph, accrue and be payable at 12% per annum. Except as otherwise set forth herein, interest shall be payable on the Maturity Date.

2.2 Interest Calculations. Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30-calendar day periods, and shall accrue daily commencing on November 30, 2012 as to the Original Principal and commencing on the Issue Date as to the entire Principal amount of $600,000 until payment in full of the outstanding principal, together with all accrued and unpaid interest, and other amounts which may become due hereunder, has been made. Interest shall cease to accrue with respect to any principal amount converted. Interest hereunder will be paid to the Person in whose name this Note is registered on the records of the Company regarding registration and transfers of this Note (the "Note Register").

3. Registration of Transfers and Exchanges.

3.1 Different Denominations. This Note is exchangeable for an equal aggregate principal amount of Notes of different authorized denominations, as requested by the Holder surrendering the same. No service charge will be payable for such registration of transfer or exchange.

3.2 Reliance on Note Register. Prior to due presentment for transfer to the Company of this Note, the Company and any agent of the Company may treat the Person in whose name this Note is duly registered on the Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

3.3 Investment Representations. This Note has been issued subject to certain investment representations of the original Holder set forth herein and may be transferred or exchanged only in compliance with the Note Purchase Agreement entered into between the Company and the Holder on July 18, 2013 (the "Purchase Agreement") and applicable federal and state securities laws and regulations.

4. Conversion Rights; Conversion Price.

4.1 Conversion.

4.1.1 The Holder shall have the right, from time to time, commencing on the Issue Date, to convert any part of the outstanding interest or principal amount of this Note into fully paid and non-assessable shares of Common Stock of the Company at the Conversion Price determined as provided herein. Promptly after delivery to the Company of a Notice of Conversion of Convertible Note in the form attached hereto as Exhibit "1" that is completed and duly executed by the Holder (a "Conversion Notice"), the Company shall issue and deliver to Holder that number of shares of Common Stock for that portion of this Note that is to be converted as set forth in the Conversion Notice.

4.1.2 No fraction of a share of Common Stock or scrip representing a fraction of a share of Common Stock will be issued upon conversion, but the number of shares of Common Stock issuable shall be rounded to the nearest whole share. The date on which the Notice of Conversion is given (the "Conversion Date") shall be deemed to be the date on which the Holder faxes (and receives confirmation of delivery for) or emails the Notice of Conversion duly executed to the Company. Delivery of the Notice of Conversion shall be accepted by the Company by email or fax at the address indicated in the Purchase Agreement. Certificates representing the Common Stock upon conversion will be delivered to the Holder within 10 Business D ays (the "Delivery Due Date") from the date the Notice of Conversion is received by the Company. Delivery of shares of Common Stock upon conversion to Holder shall be made to the address specified by the Holder in the Notice of Conversion.

4.1.3 On the Maturity Date, all outstanding principal and interest on this Note will automatically convert into Common Stock. On the Maturity Date, the Company shall issue to the Holder the shares of Common Stock issuable upon conversion of all outstanding principal and interest on the Note, and all outstanding principal and interest on the Note will be deemed to be extinguished. Within five Business Days of receipt of the shares of Common Stock issuable upon the automatic conversion effected pursuant to this Section 4.1(b), the Holder shall return the original Note to the Company, provided that, failure by the Holder to return the original Note to the Company will not affect the cancellation of the Note, which cancellation will be deemed to occur upon the Company's issuance of the shares of Common Stock issuable upon the automatic conversion in accordance with this Section 4.1(b).

4.2 Conversion; Ownership Limitation and Waiver. The number of shares of Common Stock to be issued upon each conversion of this Note shall be determined by dividing (i) the amount of principal and interest to be converted by (ii) the Conversion Price, provided, however, that the Holder shall not be entitled to convert on a Conversion Date that amount of the Note in connection with that number of shares of Common Stock which would be in excess of the sum of (i) the number of shares of Common Stock beneficially owned by the Holder and its affiliates on a Conversion Date, (ii) any Common Stock issuable in connection with the unconverted portion of the Note, and (iii) the number of shares of Common Stock issuable upon the conversion of the Note with respect to which the determination of this provision is being made on a Conversion Date, which would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock of the Company on such Conversion Date. For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. Subject to the foregoing, the Holder shall not be limited to aggregate conversions of 4.99%. The Holder may waive the conversion limitation described in this Section 4.2, in whole or in part, upon and effective after 61 days prior written notice to the Company to increase such percentage to up to 9.99%.

4.3 Conversion Price. Upon any conversion of this Note (including, without limitation, , the Conversion Price shall be equal to $2.70 (subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Company relating to the Company's securities or the securities of any Subsidiary (as defined herein) of the Company, combinations, recapitalization, reclassifications, extraordinary distributions and similar events).

4.4 Shareholder Rights. Nothing contained in this Note shall be construed as conferring upon the Holder or any other person or entity the right to vote or to consent or to receive notice as a shareholder in respect of meeting of shareholders for the election of directors of the Company or any other matters or any rights whatsoever as a shareholder of the Company; and no dividends shall be payable or accrued in respect of this Note.

4.5 Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Common Stock of the Company), or sell, transfer or otherwise dispose of all or substantially all its property, assets or business to another corporation and, pursuant to the terms of such reorganization, reclassification, merger, consolidation or disposition of assets, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation ("Other Property"), are to be received by or distributed to the holders of Common Stock of the Company, then Holder shall have the right thereafter to receive, upon conversion of this Note, the number of shares of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock into which this Note is convertible immediately prior to such event. In case of any such reorganization, reclassification, merger, consolidation or disposition of assets, the Company shall use it commercially reasonable best efforts to cause the successor or acquiring corporation (if other than the Company) to assume the observance and performance of each and every covenant and condition of this Note to be performed and observed by the Company and all the obligations and liabilities hereunder, subject to such modifications as may be deemed appropriate (as determined in good faith by resolution of the Board of Directors of the Company) in order to provide for adjustments of the number of shares of common stock into which this Note is convertible which shall be as nearly equivalent as practicable to the adjustments provided for in this Section 4.5. For purposes of this Section 4.5, "common stock of the successor or acquiring corporation" shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to redemption and shall also include any evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions of this Section 4.5 shall similarly apply to successive reorganizations, reclassifications, mergers, consolidations or disposition of assets.

4.6 Notice of Corporate Action. If at any time:

(a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or

(b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation or,

(c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company; then, in any one or more of such cases, the Company shall give to Holder (i) at least 30 days' prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 30 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (x) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (y) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such disposition, dissolution, liquidation or winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company and delivered in accordance with Section 6.1.

4.7 Restrictions on Securities. This Note has been issued by the Company pursuant to the exemption from registration under the Securities Act. None of this Note or the shares of Common Stock issuable upon conversion of this Note may be offered, sold or otherwise transferred unless (i) they first shall have been registered under the Securities Act and applicable state securities laws or (ii) the Company shall have been furnished with an opinion of legal counsel (in form, substance and scope reasonably acceptable to Company) to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act. Each certificate for shares of Common Stock issuable upon conversion of this Note that have not been so registered and that have not been sold pursuant to an exemption that permits removal of the applicable legend, shall bear a legend substantially in the following form, as appropriate:

> THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS.

Upon the request of Holder to remove the foregoing legend from the stock certificate, if any, representing any shares of Common Stock issuable upon conversion of this Note, the Company shall remove the foregoing legend from such certificate or issue to Holder a new stock certificate free of any transfer legend if (a) with such request, the Company shall have received an opinion of counsel, reasonably satisfactory to the Company in form, substance and scope, to the effect that any such legend may be removed from such stock certificate or (b) a registration statement under the Securities Act covering such securities is in effect.

5. Events of Default.

5.1 "Event of Default" means, wherever used herein, any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) a default in the payment of the principal amount of this Note or any accrued interest on this Note, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) which default is not cured within five Business Days following such due date;

(ii) the Company shall fail to observe or perform any other covenant or agreement contained in this Note which failure is not cured, if possible to cure, within twenty Business Days after notice of such failure sent by the Holder or by any other Holder to the Company; or

(iii) the Company shall be subject to a Bankruptcy Event.

5.2 Remedies Upon Event of Default. Upon the occurrence of an Event of Default referred to in Section 5.1(i) and (ii), the Holder, by 10 Business Days' notice in writing given to the Company (during which time, the Company may cure such Event of Default), may declare the entire principal amount then outstanding of, and accrued interest on, this Note to be due and payable immediately, and upon any such declaration the same shall become and be due and payable immediately, without presentation, demand, protest, or other formalities of any kind, all of which are expressly waived by the Borrower. Upon the occurrence of an Event of Default referred to in Section 5.1(iii), the principal amount then outstanding of, and the accrued interest on, this Note shall automatically become immediately due and payable without presentment, demand, protest, or other formalities of any kind, all of which are hereby expressly waived by the Company.

6. Miscellaneous.

6.1 Notices. Any and all notices or other communications or deliveries to be provided by the Holder or the Company hereunder shall be in accordance with the Purchase Agreement.

6.2 Absolute Obligation. Except as expressly provided herein, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and accrued interest, as applicable, on this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Company. This Note ranks pari passu with all other Notes now or hereafter issued under the terms set forth herein.

6.3 Lost or Mutilated Note. If this Note shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, reasonably satisfactory to the Company.

6.4 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by any of this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan (the "New York Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

6.5 Waiver and Amendments. Any waiver by the Company or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Company or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note on any other occasion. Any waiver by the Company or the Holder must be in writing. This Note may be modified or amended or the provisions hereof waived with the written consent of the Company and Holders of a majority in principal amount of the then outstanding Notes.

6.6 Severability. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on this Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Note, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

6.7 Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

6.8 Headings. The headings contained herein are for convenience only, do not constitute a part of this Note and shall not be deemed to limit or affect any of the provisions hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed by a duly authorized officer as of the date first above indicated.

GREEN POLKADOT BOX INCORPORATED

By: ______________________________
Rod A. Smith, Chief Executive Officer

AGREED AND ACCEPTED:

____
ROBERT WILLIAM CORL III

EXHIBIT 6.4

AMENDED AND RESTATED NOTE PURCHASE AGREEMENT DATED JULY 18, 2013 BETWEEN ROBERT WILLIAM CORL III AND GREEN POLKADOT BOX INCORPORATED

AMENDED AND RESTATED NOTE PURCHASE AGREEMENT

THIS AMENDED AND RESTATED NOTE PURCHASE AGREEMENT (the "**Agreement**") dated as of July 18, 2013, by and among Green PolkaDot Box Incorporated, a Nevada corporation (the "**Company**"), and the purchaser identified on the signature pages hereto (the "**Purchaser**").

WHEREAS, the Purchaser made a loan to the Company in the principal amount of $300,000 on November 30, 2012 (the "**November 2012 Note**") pursuant to the terms and conditions of a Note Purchase Agreement dated November 30, 2012; and

WHEREAS, the Purchaser desires to extend the maturity date of the November 2012 Note and lend the Company an additional $300,000 principal amount pursuant to the terms of the Amended and Restated Convertible Promissory Note in the aggregate principal amount of $600,000 in the form attached hereto as Exhibit A (the "**Note**"); and

WHEREAS, in consideration for the extension of the maturity date on the November 2012 Note and the loan of an additional $300,000 principal amount as set forth herein, the Company has agreed to grant the Purchaser five-year warrants to purchase up to 111,111 shares of common stock at an exercise price of $4.05, in substantially the form attached hereto as Exhibit B (the "**Warrants**", and together with the Note, the "**Securities**"), subject to the terms and conditions of this Agreement;

WHEREAS, the Company desires that the Purchaser purchase the Securities;

NOW, THEREFORE, in consideration of the foregoing and on the basis of the respective representations, warranties, covenants, agreements, undertakings and obligations set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1 - PURCHASE AND SALE OF THE SECURITIES

1.1 Purchase and Sale of Securities. Upon the terms and subject to the conditions set forth in this Agreement, the Company agrees to sell, assign, transfer and deliver to the Purchaser, and the Purchaser hereby agrees to purchase at the Closing (as defined in Section 2) and accept delivery from the Company, a Note in the principal amount of $300,000, and Warrants to purchase 111,111 shares of common stock, free of all liens, pledges, mortgages, security interests, charges, restrictions, adverse claims or other encumbrances of any kind or nature whatsoever, for the consideration specified herein.

ARTICLE 2 - CLOSING

2.1 Closing. As used herein the "**Closing Date**" shall mean the day when all conditions precedent to (i) the Purchaser's obligations to purchase the Securities and (ii) the Company's obligations to issue the Securities have been satisfied or waived. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell to the Purchaser and the Purchaser agrees to purchase the

Securities, for a purchase price of $300,000 (equal to the principal amount of the Note). The closing of the purchase and sale of the Securities is referred to herein as the **"Closing."**

The Closing Date shall occur on the date of this Agreement at the offices of the Company, at 2:00 p.m. Mountain Daylight Time, or at such other time and place as the parties may agree.

2.2 Deliveries.

(a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser:

(i) this Agreement duly executed by the Company;

(ii) the Note in the principal amount of $600,000; and

(iii) Warrants for the purchase of up to 111,111 shares of the Company's common stock.

(b) On or prior to the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company:

(i) this Agreement duly executed by the Purchaser;

(ii) the additional principal amount of the Note ($300,000) by wire to the account specified in writing by the Company.

2.3 <u>Closing Conditions</u>

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects on the Closing Date of the representations and warranties of the Purchaser contained herein;

(ii) the delivery by the Purchaser of the items set forth in Section 2.2 (b).

(b) The obligations of each Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall been performed;

(ii) the delivery by the Company of the items set forth in Section 2.2 (a).

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

3. **Representations and Warranties of Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

(a) Authority. This Agreement has been duly executed by Purchaser, and when delivered by Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Own Account. Purchaser understands that the Securities (and the common stock underlying the Securities) are "restricted securities" and have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting Purchaser's right to sell the Securities (or the common stock underlying the Securities) pursuant to an effective registration statement or otherwise in compliance with applicable federal and state securities laws) in violation of the Securities Act or any applicable state securities law.

(c) Purchaser Status. At the time Purchaser was offered the Securities, it was, as of the date hereof it is, and as of the Closing Date it will be an "accredited investor" as defined in Rule 501 under the Securities Act. Purchaser has (i) a preexisting personal or business relationship with the Company or one or more of its directors, officers or control persons or (ii) by reason of Purchaser's business or financial experience Purchaser is capable of evaluating the risks and merits of this investment and of protecting Purchaser's own interests in connection with an investment in the Notes.

(d) Experience of Purchaser. Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e) General Solicitation. Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(f) Receipt of Information. Purchaser believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Securities. Without limiting the generality of the foregoing, the Purchaser hereby acknowledges receipt and careful review of the Company's reports and filings with the Securities and Exchange Commission (which reports and filings include "Risk Factors"), including all exhibits thereto, Purchaser further represents that through its representatives it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and the business, properties and financial condition of the Company and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to it or to which it had access.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF COMPANY

4. Representations and Warranties of Company. The Company hereby represents and warrants to the Purchaser as follows:

(a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has full corporate power and authority to conduct its business.

(b) Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy.

(c) No Conflict; Governmental Consents. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby will not result in the violation of any material law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, or of any provision of the Articles of Incorporation or Bylaws of the Company. No consent, approval, authorization or other order of any governmental authority is required to be obtained by the Company in connection with the authorization, execution and delivery of this Agreement or with the authorization, issue and sale of the Securities, except such filings as may be required to be made with the SEC, FINRA, and with any state or foreign blue sky or securities regulatory authority.

ARTICLE 5 - MISCELLANEOUS

5.1 **Further Assurances**. By its signature hereto, each party consents and agrees to all of the transactions contemplated hereby. Each party hereto shall execute, deliver, file and record any and all instruments, certificates, agreements and other documents, and take any and all other actions, as reasonably requested by any other party hereto in order to consummate the transactions contemplated hereby and, in the case of the Company, to ensure that each Purchaser receive in full the benefits of the equity interests to which it is entitled hereby.

5.2 **Notices**. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made if (i) sent by registered or certified mail, return receipt requested, postage prepaid, (ii) hand delivered, (iii) sent by prepaid overnight carrier, with a record of receipt or (iv) sent by facsimile (with confirmation of receipt), or (v) sent by e-mail, to the parties at the following address (or at such other addresses as shall be specified by the parties by like notice):

(i) To the Company:

Green PolkaDot Box Incorporated
629 East Quality Drive, Suite 103
American Fork, Utah 84003
Fax:
E-mail: rsmith@greenpolkadotbox.com
Attention: Rod Smith

With a copy to:
Wilson & Oskam
9110 Irvine Center Drive
Irvine, California 92614
Fax: (949) 752-1144
E-mail: cwilson@wilsonoskam.com
Attention: Christopher A. Wilson, Esq.

(ii) To the Purchaser: to the addresses indicated on the signature page hereto.

Each notice or other communication shall be deemed to have been given on the date received.

5.3 **Entire Agreement.** Subject to the terms of the Escrow Agreement, this Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

5.4 **Headings.** The section and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation of this Agreement.

5.5 **Counterparts.** This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

5.6 **Governing Law and Jurisdiction.** This Agreement shall be construed as to both validity and performance and enforced in accordance with and governed by the laws of the State of New York, without giving effect to the conflicts of law principles thereof. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in the State of New York. The parties executing this Agreement and other agreements referred to herein or delivered in connection herewith on behalf of the Company agree to submit to the jurisdiction of such courts.

5.7 **Severability.** If any term or provision of this Agreement shall to any extent be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each term and provision of the Agreement shall be valid and enforced to the fullest extent permitted by law.

5.8 **Amendments.** This Agreement may not be modified or changed except by an instrument or instruments in writing executed by the parties hereto.

The parties hereto have executed this Agreement as of the date and year first above written.

GREEN POLKADOT BOX INCORPORATED

By: ______________________________

[Purchaser Signature Page Follows.]

SIGNATURE PAGE TO

NOTE PURCHASE AGREEMENT

DATED AS OF JULY 18, 2013

BY AND AMONG

GREEN POLKADOT BOX INCORPORATED

AND THE PURCHASER NAMED THEREIN

The undersigned hereby executes and delivers to Green PolkaDot Box Incorporated, the Note Purchase Agreement (the "***Agreement***") to which this signature page is attached, which Agreement and signature page, together with all counterparts of such Agreement, shall constitute one and the same document in accordance with the terms of such Agreement.

NAME OF PURCHASER

Robert William Corl III

Signature: ______________________________

Address: 640 Manhattan Rd. SE
Grand Rapids, MI 49506

Telephone: 616-443-7448

Fax: ______________________________

E-mail: ______________________________

EXHIBIT 10.1

CONSENT OF KBL, LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Regulation A Offering Statement on Form 1-A of Green PolkaDot Box Incorporated of our report dated April 10, 2013, relating to the financial statements for the years ended December 31, 2012 and 2011.

/s/ KBL, LLP
New York, NY
July 19, 2013